As filed with the Securities and Exchange Commission on March 9, 2010

Registration No. 333-163859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MERU NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3576	26-0049840
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ihab Abu-Hakima

President and Chief Executive Officer

894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stanley F. Pierson, Esq.	Jeffrey D. Saper, Esq.
James J. Masetti, Esq.	Rezwan D. Pavri, Esq.
Heidi E. Mayon, Esq.	Wilson Sonsini Goodrich & Rosati
Pillsbury Winthrop Shaw Pittman LLP	Professional Corporation
2475 Hanover Street	650 Page Mill Road
Palo Alto, California 94304	Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated March 9, 2010

PROSPECTUS

             Shares

Common Stock

This is Meru Networks, Inc.’s initial public offering. We are selling              shares of our common stock and the selling stockholders are selling              shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $              and $              per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol ‘‘MERU.’’

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from us, and up to an additional                      shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                             .

BofA Merrill Lynch

Baird	Cowen and Company

JMP Securities	ThinkEquity LLC

The date of this prospectus is                             , 2010.

Enabling The All-Wireless Enterprise

Virtualized Wireless LANs

Performance • Reliability • Predictability • Operational Simplicity • Mobility

MERU NETWORKS

Other Wireless Solutions
Complex, costly and struggle
to support converged applications at scale
DATA
Complex Radio
Frequency
Management
Uncoordinated
Access
Client-Controlled
Connection
CASUAL USE

Meru Networks Virtualized WLAN Solution

Simple and cost-effective with the performance, reliability and predictability of a wired network

VOICE
VIDEO
DATA
Simple Radio Frequency Management
Network-Controlled Connection
Application-Optimized Access
BUSINESS-CRITICAL USE

MERU NETWORKS

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless the context otherwise requires, in this prospectus, “Meru,” “we,” “us,” “our” and the “Company” refer to Meru Networks, Inc. and, where appropriate, its subsidiaries.

Overview

We provide a virtualized wireless LAN solution that cost-effectively optimizes the enterprise network to deliver the performance, reliability, predictability and operational simplicity of a wired network, with the advantages of mobility. We enable enterprises to migrate their business-critical applications from wired networks to wireless networks, and become what we refer to as All-Wireless Enterprises.

Our solution represents an innovative approach to wireless networking that utilizes virtualization technology to create an intelligent and self-monitoring wireless network. Our solution is designed to provide users with reliable access to their business-critical applications, improved performance of their applications, and an enhanced ability to run converged applications, such as voice, video and data, over a wireless network. Enterprises deploying our virtualized wireless LAN solution are able to reduce infrastructure costs, lower operational expenses and efficiently scale the capacity and coverage of their wireless networks.

We believe that other widely-deployed wireless networking solutions struggle to deliver the performance, reliability and predictability of wired networks at scale, and to maximize the cost efficiencies that wireless networking has the potential to provide. Other wireless networking solutions share similar legacy networking architectures, which involve setting up a wireless network coverage area made up of small, independent cells of different radio frequencies emitted by uncoordinated access points. Our solution represents a fundamentally different approach to wireless networking by combining wireless resources into one virtual, seamless pool and then partitioning this virtual pool to match device and application requirements.

Our solution overcomes the limitations of legacy wireless networking architectures that cause enterprises to maintain two separate access networks: a wired network for business-critical applications, and a wireless network for casual use. Enterprises are now seeking to become All-Wireless Enterprises in order to improve business processes, increase workforce efficiency and respond to the evolving requirements of users. The need to transition to an All-Wireless Enterprise is becoming more urgent as wireless devices increasingly become the means by which users access applications. Our virtualized wireless LAN solution enables organizations to become All-Wireless Enterprises.

We sell a virtualized wireless LAN solution that is built around our System Director™ Operating System, which runs on our controllers and access points. We offer additional products designed to deliver centralized network management, predictive and proactive diagnostics, as well as enhanced security. We also offer customer support and services to address the needs of our customers. We sell our products and services primarily through value-added resellers, or VARs, and distributors. Our solution has been deployed by over 2,700 customers in 36 countries worldwide in many markets, including education, finance, government, healthcare, hospitality, manufacturing, retail, technology, telecom, transportation and utilities.

As more enterprises seek to leverage the benefits of an all-wireless networking infrastructure, we intend to capitalize on the significant opportunity presented by both the wireless networking market and the wired networking market, which is commonly referred to as the network switching market. The enterprise market for wireless LAN equipment is expected to grow from $1.9 billion in 2009 to $3.6 billion in 2013,1 and the network switching market is expected to reach $16.0 billion in 2013.2

Our revenues have grown from $1.1 million in 2005 to $69.5 million in 2009. We have incurred losses since inception as we grew our business and invested in our research and development, sales and marketing and administrative functions. As of December 31, 2009, we had an accumulated deficit of $158.6 million.

The manner in which we recognize our revenues has changed significantly over time, and in particular in 2008 and 2009, based on when we established vendor specific objective evidence of fair value, or VSOE, for support services. These changes have had a significant impact on the timing of when we recognize revenues and had a related impact on the timing of our costs of revenues and gross profit. For additional discussion of the impact on our results of operations of our establishment of VSOE for support services, see the sections entitled “Management Discussion and Analysis of Financial Condition and Results of Operations—Components of Revenues, Costs of Revenues and Operating Expenses—Revenues” and “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Industry Background

Growing Demand for Wireless Networks

As enterprises have deployed wireless networks, many have maintained both a wired and a wireless network, because wireless networks, while providing convenience, have generally not been able to deliver the performance, reliability and predictability that enterprises require for their business-critical applications. The need to maintain two networks has resulted in significant complexity and high cost. We believe that enterprises will increasingly seek to leverage the benefits of an all-wireless network infrastructure as a result of the following main drivers:

•

Growing Number of Wireless Devices and Increased User Expectations – The number of Wi-Fi-enabled devices used in enterprise wireless LANs is expected to grow from 115 million in 2009 to 432 million by 2013.[3] These wireless devices are increasingly being used to access business-critical applications; and users increasingly expect performance and reliability from their wireless networks.

•

Drive for Greater Business Process Efficiency – Enterprises increasingly view wireless networks as a means to deliver better service to their customers and increase the productivity of their workforces. As a result, enterprises are seeking wireless networks that can deliver business-critical applications with the performance, reliability and predictability of wired networks.

•

Rationalization of IT Budgets – The combination of increasing pressure on IT departments to operate more efficiently and the growing demands on IT departments to improve network performance and support is causing enterprises to seek cost-effective, high-performance and reliable all-wireless networking solutions.

•

Catalyst Provided by a New Wireless Communication Standard – The performance capabilities of the 802.11n standard, a recently ratified wireless communication standard, are significantly superior to those of previous wireless standards, and can exceed the performance capabilities of widely-deployed wired access networks. Enterprises are increasingly realizing that wireless networks designed to optimize the 802.11n standard can deliver the capacity and performance to support their business-critical applications, and are seeking to transform themselves into All-Wireless Enterprises.

1.	Gartner, Forecast: Enterprise Wireless LAN Equipment, Worldwide, 2005-2013, 4Q09 Update, December 2009.
2.	Gartner, Forecast: Enterprise Ethernet Switches, Worldwide, 2007-2013, 4Q09 Update, December 2009.
3.	Gartner, Dataquest Insight: Factors Driving the Worldwide Enterprise Wireless LAN Market, 2005-2013, June 2009.

The Limitations of Legacy Wireless Networking Architectures

We believe that other widely-deployed wireless networking solutions are fundamentally similar to one another in their architectures, and that they struggle to deliver the performance, reliability and predictability of wired networks at scale, and to maximize the cost efficiencies that wireless networking has the potential to provide. Other wireless networking solutions are based on architectures that do not coordinate and do not efficiently optimize the resources of the wireless network, and we believe that they are not adequate to support applications that depend on data being delivered within a prescribed time period, or latency-sensitive applications, in an environment with a high density of wireless devices.

As a result of the limitations inherent to legacy wireless networking architectures, we believe enterprises have retained their wired networks for business-critical applications, and have deployed these other wireless networking solutions to provide users with some of the convenience of wireless communications. Consequently, users and enterprises are not able to realize the full benefits that a wireless network can deliver. Users may experience unreliable access to applications, inadequate network performance and suboptimal delivery of converged applications, such as voice, video and data. Enterprises struggle to realize the full benefits available from enabling users to access business-critical applications on wireless devices, incur high infrastructure costs and operational expenses, and experience challenges in attempting to scale the capacity and coverage of the wireless network.

Our Solution

Our virtualized wireless LAN solution is designed to cost-effectively meet the increasing demands of users and enterprises for a wireless network that delivers the performance, reliability, predictability and operational simplicity of a wired network, with the advantages of mobility. Our solution combines wireless resources into one virtual, seamless pool and partitions this virtual pool to match device and application requirements. Our use of virtualization technology for wireless networking has enabled us to deliver a solution that optimizes the enterprise network. In addition, our virtualized wireless LAN solution enables the network to monitor itself and proactively diagnoses issues affecting wireless network service. Our solution also provides comprehensive and centralized wireless management.

Our virtualized wireless LAN solution is designed to deliver the following benefits to users:

•

Reliable Access to Applications – Through our virtualization process, our solution is capable of ensuring that each wireless device, whether stationary or in motion, is optimally connected to the network, and provides a reliable experience for users regardless of the device or application they are using.

•

High Performance – Our solution is designed specifically to leverage the capabilities of the recently ratified 802.11n wireless communication standard; and the performance of wireless networks using our solution can surpass the performance delivered by widely-deployed wired access networks.

•

Enhanced Ability to Run Converged Applications – The performance, reliability and predictability of our solution enable a wired-like experience that allows users to access their business-critical applications, including voice, video and data, on their wireless devices.

Further, enterprises can realize the following benefits by deploying our solution:

•

Ability to Maximize the Benefits of Business-Critical Applications – We deliver a reliable and predictable solution that enables enterprises to run their business-critical applications over a wireless network.

•

Reduced Infrastructure Costs – Our solution enables enterprises to deploy a wireless network without expensive and detailed site surveys and configuration efforts, and typically requires fewer access points than other wireless networking solutions. This often results in significantly reduced capital expenditures for their network infrastructures.

•

Lower Operational Expenses – Our solution reduces the need to maintain and manage a wired network and the need to reconfigure access points on an ongoing basis. Our solution also typically decreases the number of access points required for a wireless network compared to other wireless networking solutions and reduces the amount of power consumed by the wireless network. With our solution, unlike other wireless networking solutions, there is typically no need to re-survey an enterprise’s facilities or physically redeploy existing installed access points in order to respond to changes in the workplace environment.

•

Efficient Scalability – In order to expand wireless coverage areas, an enterprise deploying our solution can add access points as necessary. For increases in capacity, an enterprise operating our solution can easily add another layer of access points. With our solution, unlike with other wireless networking solutions, there is typically no need to re-survey an enterprise’s facilities or physically redeploy existing installed access points in order to expand the wireless network’s capacity or increase the network’s coverage.

Our Growth Strategy

Our goal is to become the leading provider of wireless networking solutions for the enterprise. Key elements of our strategy include:

•	increasing the awareness of our brand, our solution and the strategic benefits of becoming an All-Wireless Enterprise;

•	expanding the adoption of our solution within the markets we currently target and across new markets;

•	expanding and leveraging our relationships with channel partners to extend our market penetration and geographic reach;

•	extending our position as a leader in wireless networking through continued technological innovation; and

•	enhancing our solution to address our customers’ evolving application and deployment requirements.

Risks Associated With Our Business

Our business is subject to numerous risks. You should carefully read “Risk Factors” beginning on page 9 for an explanation of these risks before investing in our common stock. These risks include, among others, that:

•	we have a limited operating history, which makes it difficult to plan for and manage our operations and predict our future operating results;

•	our revenues and operating results are likely to fluctuate;

•	the wireless networking market is a rapidly evolving market, and we may not be able to respond quickly and effectively to changing market requirements;

•	we may not be able to increase market awareness of our brand and our solution or expand our sales channels;

•

we compete in highly competitive markets, and a number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we; and

•	we may be unable to protect our intellectual property rights or we may encounter claims by others that we infringe their intellectual property.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Corporate Information

We were incorporated in Delaware in January 2002. Our principal executive offices are located at 894 Ross Drive, Sunnyvale, California, 94089, U.S.A., and our telephone number is 1-408-215-5300. Our website address is www.merunetworks.com. The information on or accessible through our website is not part of this prospectus.

Meru Networks is our registered trademark in the U.S. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

The Gartner Reports described herein (the “Gartner Reports”), represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Overallotment option	The underwriters have an option to purchase a maximum of additional shares of common stock to cover overallotments. Of the shares subject to the option, shares would be sold by us, and shares would be sold by the selling stockholders. The underwriters could exercise this option at any time within 30 days from the date of the prospectus.

Use of proceeds	We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. In addition, we may use a portion of the proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. However, we do not have agreements for any material acquisitions at this time. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“MERU”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of December 31, 2009, and excludes:

•	28,474,503 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $0.45 per share;

•	53,097,374 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted average exercise price of $0.82 per share;

•

6,313,302 shares of common stock, on an as-converted basis assuming the conversion immediately prior to the completion of this offering, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock, at a weighted average exercise price of $0.71 per share; and

•	2,554,383 shares of common stock reserved for future issuance under our 2002 Stock Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 141,832,095 shares of common stock, on an as-converted basis, effective upon the completion of this offering; and

•	no exercise by the underwriters of their overallotment option to purchase up to additional shares of common stock from us.

In addition, all share numbers presented in this prospectus do not give effect to the 1-for-     reverse stock split that will be effected prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the summary consolidated statement of operations data for 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2007	2008	2009
	(in thousands, except share and per share amounts)

Consolidated Statement of Operations Data:
Revenues:
Products	$4,981	$29,532	$45,196
Support and services	401	1,300	5,866
Ratable products and services	10,578	23,820	18,432

Total revenues	15,960	54,652	69,494

Costs of revenues:
Products	3,996	15,318	17,332
Support and services	57	123	876
Ratable products and services	10,593	13,376	9,571

Total costs of revenues	14,646	28,817	27,779

Gross profit (loss)	1,314	25,835	41,715

Operating expenses:
Research and development	12,052	12,527	10,018
Sales and marketing	25,687	30,209	25,762
General and administrative	4,850	7,386	6,858

Total operating expenses	42,589	50,122	42,638

Loss from operations	(41,275)	(24,287)	(923)
Interest expense, net	(39)	(2,365)	(1,825)
Other income (expense), net	178	108	(14,447)

Loss before provision for income taxes	(41,136)	(26,544)	(17,195)
Provision for income taxes	60	209	191

Net loss	(41,196)	(26,753)	(17,386)
Accretion on convertible preferred stock	(66)	(68)	221

Net loss attributable to common stockholders	$(41,262)	$(26,821)	$(17,165)

Net loss per share of common stock, basic and diluted (1)	$(18.53)	$(6.17)	$(3.47)

Shares used in computing net loss per share of common stock, basic and diluted (1)	2,226,978	4,344,058	4,943,911

Pro forma net loss per share of common stock, basic and diluted (1)			$(0.12)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (1)			146,776,006

	As of December 31, 2009
	Actual	Pro Forma (2)	Pro Forma as Adjusted (3) (4)
		(in thousands)
		(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,283	$21,283	$
Working capital (deficit)	(23,537)	(21,678)
Total assets	38,412	38,412
Warrant liability	18,939	17,080
Total debt	14,255	14,255
Convertible preferred stock	125,255	—
Total stockholders’ equity (deficit)	(155,448)	(28,334)

(1)	Please see Note 1 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock and pro forma net loss per share of common stock.

(2)	The pro forma column in the consolidated balance sheet data table above reflects the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering and the resulting reclassification of the portion of the warrant liability related to certain of our convertible preferred stock warrants to additional paid-in capital.

(3)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the completion of this offering and the resulting reclassification of the portion of the warrant liability related to certain of our convertible preferred stock warrants to additional paid-in capital and (ii) the receipt of the estimated net proceeds from the sale of the shares of common stock offered by us in this offering.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares of common stock offered by us would increase each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to our Business and Industry

We have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in January 2002 and began commercial shipments of our products in December 2003. As a result of our limited operating history, it is very difficult to forecast our future operating results. We face challenges in our business and financial planning as a result of the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to more mature companies with longer operating histories. These uncertainties make it difficult to predict our future operating results. If the assumptions we use to plan our business are incorrect or change in reaction to a change in our markets, our financial results could suffer.

We have incurred significant losses since inception, and could continue to incur losses in the future.

We have incurred significant losses since our inception, including net losses of $41.2 million, $26.8 million and $17.4 million during 2007, 2008 and 2009. As of December 31, 2009, we had an accumulated deficit of $158.6 million. These losses have resulted principally from costs incurred in our research and development programs and sales and marketing programs. We expect to incur operating losses in the future as a result of the expenses associated with the continued development and expansion of our business, including expenditures to hire additional personnel for sales and marketing. Additionally, following the completion of this offering, we expect that our general and administrative expenses will increase due to the additional operational and reporting costs associated with being a public company. We may also increase our research and development expenses. Our ability to attain profitability in the future will be affected by, among other things, our ability to execute on our business strategy, the continued acceptance of our products, the timing and size of orders, the average selling prices of our products, the costs of our products, and the extent that we invest in our sales and marketing, research and development, and general and administrative resources. Even if we do achieve profitability, we may not be able to sustain or increase our profitability. As a result, our business could be harmed and our stock price could decline.

Fluctuations in our revenues and operating results could cause the market price of our common stock to decline.

Our revenues and operating results are difficult to predict, even in the near term. Our historical operating results have in the past fluctuated significantly, and may continue to fluctuate in the future. It is possible that our operating results in some periods may be below market expectations. This would likely cause the market price of our common stock to decline. Our operating results are affected by a number of factors, including:

•	our sales volume;

•	fluctuations in demand for our products and services, including seasonal variations;

•	average selling prices and the potential for increased discounting of products by us or our competitors;

•	the timing of revenue recognition in any given period as a result of revenue recognition guidance under the accounting principles generally accepted in the U.S.;

•	our ability to forecast demand and manage lead times for the manufacturing of our products;

•	shortages in the availability of components used in our products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase;

•	our ability to develop and maintain relationships with our channel partners;

•	our ability to develop and introduce new products and product enhancements that achieve market acceptance;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	changes in the regulatory environment for the certification and sale of our products;

•

claims of intellectual property infringement against us and any resulting temporary or permanent injunction prohibiting us from selling our products or the requirement to pay damages or expenses associated with any such claims; and

•	general economic conditions in our domestic and international markets.

Further, as a result of customer buying patterns, historically we have received a substantial portion of a quarter’s sales orders and generated a substantial portion of a quarter’s revenues during the last two weeks of the quarter. If expected revenues at the end of any quarter are delayed for any reason, including the failure of anticipated purchase orders to materialize, our inability to deliver products prior to quarter-end to fulfill purchase orders received near the end of the quarter, our failure to manage inventory properly in a way to meet demand, or our inability to release new products on schedule, our revenues for that quarter could be materially and adversely affected and could fall below market expectations.

As a result of the above factors, or other factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The wireless networking market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive wireless LAN, our virtualized wireless LAN solution must be capable of operating with an ever increasing array of wireless devices and an increasingly complex network environment. In addition, our products are designed to be compatible with industry standards for communications over wireless networks. As new wireless devices are introduced and standards in the wireless networking market evolve, we may be required to modify our products and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new products and services that compete with ours, we may be required to reposition our product and service offerings or introduce new products and services in response to such competitive pressure. We may not be successful in modifying our current products or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be materially harmed.

We must increase market awareness of our brand and our solution and develop and expand our sales channels, and if we are unsuccessful, our business, financial condition and operating results could be adversely affected.

We must improve the market awareness of our brand and solution and expand our relationships with our channel partners in order to increase our revenues. We intend to continue to add personnel and to expend resources in our sales and marketing functions as we focus on expanding awareness of our brand and our solution, capitalizing on our market opportunities and increasing our sales. Further, we believe that we must continue to develop our relationships with new and existing channel partners to effectively and efficiently extend our geographic reach and market penetration. Our efforts to improve sales of our solution could result in a material increase in our sales and marketing expense and general and administrative expense, and there can be no assurance that such efforts will be successful. If we are unable to significantly increase the awareness of our brand and solution, expand our relationships with channel partners, or effectively manage the costs associated with these efforts, our business, financial condition and results of operations could be materially and adversely affected.

If the demand for wireless networks does not continue to develop as we anticipate, demand for our virtualized wireless LAN solution may not grow as we expect.

The success of our business depends on enterprises continuing to adopt wireless networks for use with their business-critical applications. The market for enterprise-wide wireless networks has only developed in recent years as enterprises have deployed wireless networks to take advantage of the convenient access to the network that they provide. As businesses seek to run their business-critical applications on these wireless networks, they recognize the limitations of other wireless solutions and the need for our virtualized wireless LAN solution. Ultimately, however, enterprises may not elect to deploy wireless networks and may not elect to run their business-critical applications on a wireless network. Accordingly, demand for our solution may not continue to develop as we anticipate, or at all.

We compete in highly competitive markets, and competitive pressures from existing and new companies may harm our business and operating results.

The markets in which we compete are highly competitive and influenced by the following competitive factors:

•	performance, reliability and predictability of wireless networking solutions;

•	initial price and total cost of ownership;

•	comprehensiveness of the solution;

•	ability to provide quality customer service and support;

•	interoperability with other devices;

•	scalability of solution;

•	ability to provide secure mobile access to the network; and

•	ability to bundle wireless products with other networking offerings.

We expect competition to intensify in the future as other companies introduce new products into our markets. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material and adverse effect on our competitive position, revenues and prospects for growth.

A number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the promotion and sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily and develop and expand their product and service offerings more quickly than we. Our competitors with larger volumes of orders and more diverse product offerings may require our VARs and distributors to stop selling our products, or to reduce their efforts to sell our products, which could harm our business and results of operations. In addition, certain of our competitors offer, or may in the future offer, more diverse product offerings and may be able to bundle wireless products with other networking offerings. Potential customers may prefer to purchase all of their equipment from a single provider, or may prefer to purchase wireless networking products from an existing supplier rather than a new supplier, regardless of product performance or features.

We expect increased competition if our market continues to expand. Conditions in our markets could change rapidly and significantly as a result of technological advancements or other factors. In addition, current or potential competitors may be acquired by third parties with greater available resources, such as Motorola’s acquisition of Symbol Technologies and Hewlett-Packard’s acquisition of Colubris Networks. As a result of such acquisitions, our current or potential competitors might take advantage of the greater resources of the larger organization to compete with us. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized wireless networking companies and, consequently, customers’ willingness to purchase from such companies.

Claims by others that we infringe their proprietary technology could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. For example, we received letters in February 2010 alleging our products infringe upon patents of a third party and inviting us to license patents. Much of our business relies on, and many of our products incorporate, proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries. These protections may not be available in all cases or may be inadequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of India, where we conduct significant research and development activities, do not protect our proprietary rights to the same extent as the laws of the U.S. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent, or superior, to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property.

We have a limited patent portfolio. To date, we have not applied for patent protection outside of the U.S. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or future foreign patent applications will be approved;

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

The failure to obtain patents with claims of a scope necessary to cover our technology, or the invalidation or our patents, or our inability to protect any of our intellectual property, may weaken our competitive position and may materially and adversely affect our business and results of operations.

Our sales cycles can be long and unpredictable. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our sales is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our virtualized wireless LAN solution, including the technical capabilities of our products and the potential cost savings achievable by organizations deploying our solution. Customers typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and can result in a lengthy sales cycle. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of our virtualized wireless LAN solution are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our operating results could be materially and adversely affected.

The average sales prices of our products may decrease.

The average sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, a change in our mix of products, anticipation of the introduction of new products or promotional programs. The markets in which we compete are highly competitive and we expect this competition to increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products. For example, some of our large competitors who provide network switching equipment may offer a wireless overlay network at very low prices or on a bundled basis. Furthermore, average sales prices for our products have typically decreased over product life cycles. A decline in our average selling prices in excess of our expectations may harm our operating results.

We expect gross margin to vary over time, and our level of gross margin may not be sustainable.

Our level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

•	increased price competition;

•	changes in customer or product and service mix;

•	introduction of new products;

•	our ability to reduce production costs;

•	increases in material or labor costs;

•	excess inventory, inventory holding charges and obsolescence charges;

•	the timing of revenue recognition and revenue deferrals;

•	changes in our distribution channels or with our channel sales partners;

•	increased warranty costs; and

•	inbound shipping charges.

As a result of any of these factors, or other factors, our gross margin may be adversely affected, which in turn would harm our operating results.

We rely on channel partners to generate a substantial majority of our revenues. If our partners fail to perform, our operating results could be materially and adversely affected.

A substantial majority of our revenues is generated through sales by our channel partners, which are distributors and value-added resellers, or VARs. To the extent our channel partners are unsuccessful in selling our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our operating results could be materially and adversely affected.

Our channel partners may be unsuccessful in marketing, selling and supporting our products and services. They may also market, sell and support products and services that are competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our VARs or distributors. In these cases, our channel partners may stop selling our products completely. New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to customers, violate laws or our corporate policies. If we fail to effectively manage our existing or future sales channel partners, our business would be seriously harmed.

We base our inventory purchase decision on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

We place orders with our manufacturers based on our forecasts of our customers’ demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional inventory. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more inventory than we are able to sell when we expect to or at all. As a result, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage inventory against demand would adversely affect our operating results.

Our virtualized wireless LAN solution incorporates complex technology and may contain defects or errors, which could cause harm to our reputation and adversely affect our business.

Our virtualized wireless LAN solution incorporates complex technology and must operate with a significant number and types of wireless devices, which attempt to run new and complex applications in a variety of environments that utilize different wireless communication industry standards. Our products have contained and may in the future contain defects or errors. In some cases, these defects or errors have delayed the introduction of our new products. Some errors in our products may only be discovered after a product has been installed and used by customers. These issues are most prevalent when new products are introduced into the market. Any errors or defects discovered in our products, after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers, damage to our brand and reputation, and increased service and warranty cost, any of which could materially and adversely affect our business and operating results.

We could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products.

If we fail to develop new products and enhancements to our virtualized wireless LAN solution, we may not be able to remain competitive.

We must develop new products and continue to enhance our virtualized wireless LAN solution to meet rapidly evolving customer requirements. If we fail to develop new products or enhancements to our existing products, our business could be adversely affected, especially if our competitors are able to introduce products with enhanced functionality. In addition, as new mobile applications are introduced, our success may depend on our ability to provide a solution that supports these applications.

We design our products to comply with standards established by various standards bodies, such as the Institute of Electrical and Electronics Engineers, Inc., or IEEE. As new industry standards emerge, we could be required to invest a substantial amount of resources to develop new products that comply with these standards. For example, we devoted a substantial amount of our research and development resources to design a virtualized wireless LAN solution that could optimize the performance allowed by the recently ratified 802.11n standard. If we are not able to adapt to new or changing standards that are ratified by the IEEE or other standards bodies, our ability to sell our products may be adversely affected and we may not realize the benefits of our research and development efforts.

Our research and development efforts of new products and technologies are time-consuming, costly and complex. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction of products that are competitive in the marketplace, this could materially and adversely affect our business and operating results.

Although certain technical problems experienced by users may not be caused by our virtualized wireless LAN solution, our business and reputation may be harmed if users perceive our solution as the cause of a slow or unreliable network connection.

Our solution has been deployed in many different environments and is capable of providing wireless access to many different types of wireless devices operating a variety of applications. The ability of our virtualized wireless LAN solution to operate effectively can be negatively impacted by many different elements unrelated to our products. For example, a user’s experience may suffer from an incorrect setting in a wireless device, which is not a problem caused by the network. Although certain technical problems experienced by users may not be caused by our solution, users often perceive the underlying cause to be a result of poor performance of the wireless network. This perception, even if incorrect, could harm our business and reputation.

Our international sales and operations subject us to additional risks that may materially and adversely affect our business and operating results.

We derive a significant portion of our revenues from customers outside the U.S. In 2008 and 2009, 29% and 28% of our revenues, respectively, were derived from customers outside of the U.S. While our international sales have typically been denominated in U.S. dollars, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country.

In addition, we have a research and development facility located in India, and we expect to expand our offshore development efforts and general and administrative functions within India and possibly in other countries. We have sales and support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries.

Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	heightened exposure to political instability, war and terrorism;

•	reduced protection for intellectual property rights in some countries;

•	the need to localize our products for international customers; and

•	increased cost of terminating employees in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Another significant risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act, or FCPA. In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. laws and regulations. Although we have implemented limited procedures designed to ensure compliance with the FCPA and similar laws, there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Our use of and reliance on research and development resources in India may expose us to unanticipated costs or events.

We have a significant research and development center in Bangalore, India and, in recent years, have increased headcount and development activity at this facility. There is no assurance that our reliance upon research and development resources in India will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our research and development efforts and other operations in India involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering personnel due to intense competition for such resources and resulting wage inflation;

•	the knowledge transfer related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our customers and other third parties;

•	heightened exposure to change in the economic, security and political conditions in India;

•	fluctuations in currency exchange rates and regulatory compliance in India; and

•	interruptions to our operations in India as a result of floods and other natural catastrophic events as well as manmade problems such as power disruptions or terrorism.

Difficulties resulting from the factors above and other risks related to our operations in India could expose us to increased expense, impair our development efforts and harm our competitive position.

If we are unable to hire, integrate and retain qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Our inability to attract, integrate or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. Competition for highly skilled personnel is frequently intense, especially in the locations where we have a substantial presence and need for highly-skilled personnel, including the San Francisco Bay Area and India. We may not be successful in attracting qualified personnel to fulfill our current or future needs.

In addition, several members of our management team have recently joined us. For example, our Senior Vice President of Worldwide Sales and Services joined us in September 2009, our Senior Vice President of Marketing joined us in October 2009, our General Counsel joined us in November 2009 and our Vice President of Human Resources joined us in December 2009. If we cannot effectively integrate key employees, the execution of our business strategy may be significantly delayed or may not occur.

None of our key employees has an employment agreement for a specific term, and any of our employees may terminate their employment at any time. The loss of services of key employees could significantly delay or prevent the achievement of our strategic objectives, which could adversely affect our business and operating results.

We rely on third parties to manufacture our products, and depend on them for the supply and quality of our products.

We outsource the manufacturing of our products, and are therefore subject to the risk that our third-party manufacturers do not provide our customers with the quality and performance that they expect from our products. Our orders may represent a relatively small percentage of the overall orders received by our manufacturers from their customers. As a result, fulfilling our orders may not be considered a priority in the event our manufacturers are constrained in their ability to fulfill all of their customer obligations in a timely manner. We must also accurately predict the number of products that we will require. If we overestimate our requirements, our manufacturers may assess charges, or we may incur liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, if we underestimate our requirements, our manufacturers may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenues. Quality or performance failures of our products or changes in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material and adverse effect on our business and operating results.

Some of the components and technologies used in our products are purchased and licensed from a single source or a limited number of sources. The loss of any of these suppliers may cause us to incur additional transition costs, result in delays in the manufacturing and delivery of our products, or cause us to carry excess or obsolete inventory and could cause us to redesign our products.

While supplies of our components are generally available from a variety of sources, we currently depend on a single source or limited number of sources for several components for our products. For example, the chipsets that we use in our products are currently available only from a limited number of sources, with whom neither we nor our manufacturers have entered into supply agreements. We have also entered into license agreements with some of our suppliers for technologies that are used in our products, and the termination of these licenses, which can generally be done on relatively short notice, could have a material adverse effect on our business. For example, our access points incorporate certain technology that we license from Atheros Communications, Inc., or Atheros. We have entered into a license agreement with Atheros, and such license agreement automatically renews for successive one-year periods unless the agreement is terminated prior to the end of the then-current term. In the event our license agreement with Atheros is terminated, we would be required to redesign some of our products in order to incorporate technology from alternative sources, and any such termination of the license agreement and redesign of certain of our products could materially and adversely affect our business.

As there are no other sources identical to these components and technologies, if we lost any of these suppliers, we could be required to transition to a new supplier, which could increase our costs, result in delays in the manufacturing and delivery of our products or cause us to carry excess or obsolete inventory, and we could be required to redesign our hardware and software in order to incorporate components or technologies from alternative sources.

In addition, for certain components for which there are multiple sources, we are still subject to potential price increases and limited availability due to market demand for such components. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future, our business would be adversely affected. We carry very little inventory of our products, and we and our manufacturers rely on our suppliers to deliver necessary components in a timely manner. We and our manufacturers rely on purchase orders rather than long-term contracts with these suppliers, and as a result, even if available, we or our manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which would have a material and adverse effect on our business, operating results and financial condition.

We rely on a third party for the fulfillment of our customer orders, and the failure of this third party to perform could have an adverse effect upon our reputation and our ability to distribute our products, which could cause a material reduction in our revenues.

We use a third party to hold our inventory and fulfill our customer orders. If our third-party fulfillment agent fails to perform, our ability to deliver our products and to generate revenues would be adversely affected. The failure of our third-party logistics provider to deliver products in a timely manner could lead to the dissatisfaction of our channel partners and customers and damage our reputation, which may cause our channel partners or customers to cancel existing agreements with us and to stop doing business with us. In addition, this reliance on a third-party logistics provider also may impact the timing of our revenue recognition if our logistics provider fails to deliver orders during the prescribed time period. Although we believe that alternative logistics providers are readily available in the market, in the event we are unexpectedly forced to change providers we could experience short-term disruptions in our delivery and fulfillment process that could adversely affect our business.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material and adverse effect on our business and results of operations.

Once our products are deployed within our customers’ networks, they depend on our support organization to resolve any issues relating to our products. High-quality support is critical for the continued successful marketing and sale of our products. If we or our channel partners do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, or provide effective ongoing support, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material and adverse effect on our business and operating results.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant affect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below market expectations, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, valuation of inventory, fair value of financial instruments, allowance for doubtful accounts, and accounting for income taxes.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products incorporate encryption technology and are subject to United States export controls, and may be exported outside the U.S. only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

In addition, we have implemented limited procedures to ensure our compliance with export regulations, and if our export compliance procedures are not effective, we could be subject to civil or criminal penalties, which could lead to a material fine or sanction that could have an adverse effect on our business and results of operations.

Our use of open source software could impose limitations on our ability to commercialize our products.

Our products contain software modules licensed for use from third-party authors under open source licenses, including the GNU Public License, the GNU Lesser Public License, the Apache License and others. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business and operating results.

If we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results could be negatively affected.

Our future growth, if it occurs, could place significant demands on our management, infrastructure and other resources. We may need to increasingly rely on information technology, or IT, systems, some of which we do not currently have significant experience in operating, to help manage critical functions. To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our financial results may be negatively impacted. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenues, expenses and earnings, or to prevent certain losses. Any future growth would add complexity to our organization and require effective coordination within our organization. Failure to manage any future growth effectively could result in increased costs and harm our business.

Our revenues may decline as a result of changes in public funding of educational institutions.

We have historically generated a substantial portion of our revenues from sales to educational institutions. Public schools receive funding from local tax revenue, and from state and federal government through a variety of programs, many of which seek to assist schools located in underprivileged or rural areas. We believe that the funding for a substantial portion of our sales to educational institutions comes from federal funding, in particular the E-Rate program. E-Rate is a program of the Federal Communications Commission that subsidizes the purchase of approved telecommunications, Internet access, and internal connections costs for eligible public educational institutions. In the event that the federal government reduces the amounts dedicated to the E-Rate program in future periods, or eliminates the program completely, our sales to educational institutions may be reduced. Furthermore, if state or local funding of public education is significantly reduced because of legislative changes or by fluctuations in tax revenues due to changing economic conditions, our sales to educational institutions may be negatively impacted. Any reduction in spending on information technology systems by educational institutions would likely materially and adversely affect our business and results of operations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. We may also face additional challenges, because acquisitions entail numerous risks, including:

•	difficulties in the integration of acquired operations, technologies and/or products;

•	unanticipated costs associated with the acquisition transaction;

•	the diversion of management’s attention from the regular operations of the business and the challenges of managing larger and more widespread operations;

•	adverse effects on new and existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired businesses; and

•	delays in realizing or failure to realize the benefits of an acquisition.

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur significant acquisition-related expenses;

•	assume contingent liabilities; or

•	expend significant cash.

Our business, operating results and growth rates may be adversely affected by unfavorable economic or market conditions.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. Our current business and operating plan assumes that economic activity in general, and IT spending in particular, will at least remain at close to current levels. However, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. The purchase of our products involves a significant commitment of capital and other resources. Therefore, weak economic conditions, or a reduction in IT spending, even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, and reduced unit sales. For example, we believe that the recent economic downturns in the U.S. and international markets, adversely affected our business as customers and potential customers reduced costs by reducing or delaying purchasing decisions. Any unfavorable economic or market conditions could materially and adversely affect our results of operations.

We are exposed to the credit risk of our VARs, distributors and customers, which could result in material losses and negatively impact our operating results.

Most of our sales are on an open credit basis, with typical payment terms of 30 days in the U.S. and, because of local customs or conditions, longer in some markets outside the U.S. If any of our VARs, distributors or customers becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Our net operating losses may also be impaired under state law. We may not be able to utilize a material portion of the NOLs.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our provision for income taxes is subject to volatility and could be adversely affected by the following:

•	earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credit laws;

•	transfer pricing adjustments including the effect of acquisitions on our intercompany research and development cost sharing arrangement and legal structure;

•	tax effects of nondeductible compensation;

•	tax costs related to intercompany realignments;

•	changes in accounting principles; or

•

changes in tax laws and regulations including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, and the deductibility of expenses attributable to foreign income, or the foreign tax credit rules.

Significant judgment is required to determine the recognition and measurement attribute prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. The outcomes from these examinations may have a material and adverse effect on our operating results and financial condition.

New regulations or changes in existing regulations related to our products may result in unanticipated costs or liabilities, which could have a material and adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and results of operations. For example, radio emissions are subject to regulation in the U.S. and in other countries in which we do business. In the U.S., various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions standards.

In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material and adverse effect on our business and results of operations.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as power disruptions or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. We also have significant research and development activities in India and facilities in Japan, regions known for typhoons, floods and other natural disasters. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, our other facilities or where our ODMs and channel partners are located, could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our or our customers’ businesses or the economy as a whole. We also rely on information technology systems to communicate among our workforce located worldwide, and in particular, our research and development activities that are coordinated between our corporate headquarters in the San Francisco Bay Area and our facility in India. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could delay our research and development efforts. To the extent that such disruptions result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and operating results would be materially and adversely affected.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash and cash equivalents, combined with the amounts available under our line of credit facility and the proceeds to us from sales of our common stock in this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may, however, need to raise substantial additional capital to:

•	expand the commercialization of our products;

•	fund our operations;

•	continue our research and development;

•	defend, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;

•	commercialize new products; and

•	acquire companies and in-license products or intellectual property.

Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost of our research and development activities;

•	the cost of filing and prosecuting patent applications;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or violate other intellectual property rights;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	the cost and timing of establishing additional technical support capabilities;

•	the effect of competing technological and market developments; and

•	the market for such funding requirements and overall economic conditions.

If we require additional funds in the future, such funds may not be available on acceptable terms, or at all.

We may require additional funds in the future and we may not be able to obtain such funds on acceptable terms, or at all. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

We will incur significant increased costs as a result of operating as a public company, our management has limited experience managing a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, or Nasdaq, has imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal, accounting and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, for the fiscal year ending on December 31, 2011, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent auditor to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, that must be performed for the fiscal year ending on December 31, 2011 may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting and financial knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. If we are unable to retain enough independent directors to our board of directors to meet the listing standards of the Nasdaq by the deadlines set by the exchange, it could affect our continued listing on the exchange.

Risks Related to this Offering and our Common Stock

Our stock price may be volatile. Further, you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representative of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated variation in anticipated results of operations of us or our competitors;

•	announcements by us or our competitors of new products, new or terminated significant contracts, commercial relationships or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	any major change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts issue an adverse or misleading opinion regarding our stock or do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. Further, securities analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $             in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of the outstanding share capital and approximately     % of the voting rights. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Insiders have substantial control over us and will be able to influence corporate matters.

As of February 1, 2010, our directors and executive officers and their affiliates beneficially owned, in the aggregate, 65.6% of our outstanding capital stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of December 31, 2009, upon completion of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors and officers, and certain of our stockholders, has entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although they may be extended for up to an additional 34 days under certain circumstances. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on shares outstanding as of December 31, 2009, up to an additional              shares of common stock will be eligible for sale in the public market,             of which are beneficially owned by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition,             shares of common stock that are subject to outstanding options as of December 31, 2009 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, have contractual restrictions against paying cash dividends and currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. The provisions in our certificate or incorporation and bylaws include, among other things, the following:

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action can only be taken at a special or regular meeting and not by written consent;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

•	removal of directors only for cause;

•	allowing only our board of directors to fill vacancies on our board of directors; and

•	supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see “Description of Capital Stock” beginning on page 101.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our products and cause the price of our common stock to decline.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and competition in the markets in which we operate;

•	our intent to increase awareness of our brand, our solution and the strategic benefits of becoming an All-Wireless Enterprise;

•	our intent to expand adoption of our solution within the markets we currently target and across new markets;

•	our intent to expand and leverage our relationships with channel partners to extend our market penetration and geographic reach;

•	our intent to extend our position as a leader in wireless networking through continued technological innovation;

•	our intent to enhance our solution to address our customers’ evolving application and development requirements;

•	expected future financial performance;

•	our liquidity and working capital requirements;

•	our expectations regarding future expenses; and

•	our expectations regarding the use of proceeds from this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us by $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the net proceeds to us by $             million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the net proceeds to us by $             million. If the underwriters’ overallotment option to purchase additional shares from us is exercised in full, we estimate that we will receive net proceeds of $             million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in research and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for acquisitions of complementary businesses, technologies or other assets. We have no agreements with respect to any material acquisitions at this time.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering.

Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Additionally, under the terms of our Term Loan and Security Agreement dated as of November 30, 2007, as amended, by and between us and Silicon Valley Bank, we must obtain written consent from Silicon Valley Bank prior to paying any cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009, as follows:

•	our actual cash and cash equivalents and capitalization as of December 31, 2009;

•

our pro forma cash and cash equivalents and capitalization after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, assuming the conversion immediately prior to the completion of this offering, and the resulting reclassification of the portion of the warrant liability related to our convertible preferred stock warrants to additional paid-in capital; and

•

our pro forma as adjusted cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering, the resulting reclassification of the portion of the warrant liability related to our convertible preferred stock warrants to additional paid-in capital, and the receipt of the estimated net proceeds from the sale of              shares of common stock offered by us in this offering, at the initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma as Adjusted (1)
	(Unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$21,283	$21,283	$

Long-term debt, current and long-term portions	14,255	14,255

Warrant liability	18,939	17,080

Convertible preferred stock, $0.0005 par value, per share: 118,476,760 shares authorized, 110,032,788 shares issued and outstanding actual; shares authorized, issued and outstanding pro forma and pro forma as adjusted	125,255	—

Stockholders’ equity (deficit):
Common stock, $0.0005 par value, per share: 250,000,000 shares authorized, 5,385,058 shares issued and outstanding actual; 147,217,153 shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	3	74
Additional paid-in capital	3,209	130,252
Accumulated other comprehensive loss	(43)	(43)
Accumulated deficit	(158,617)	(158,617)

Total stockholders’ equity (deficit)	(155,448)	(28,334)

Total capitalization	$3,001	$3,001	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us would increase cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us would decrease cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

If the underwriters’ option to purchase additional shares were exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in capital, stockholders’ equity (deficit) and shares issued and outstanding as of December 31, 2009 would be $             million, $             million, $             million and             , respectively.

The number of shares of common stock issued and outstanding actual, pro forma, and pro forma as adjusted in the table above excludes the following shares:

•	28,474,503 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $0.45 per share;

•	53,097,374 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted average exercise price of $0.82 per share;

•

6,313,302 shares of common stock, on an as if converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock assuming the conversion immediately prior to the completion of this offering, at a weighted average exercise price of $0.71 per share;

•	2,554,383 shares of common stock reserved for future issuance under our 2002 Stock Incentive Plan; and

•	91,665 shares of common stock that were legally issued and outstanding but were not included in stockholders’ equity (deficit) as these shares are subject to repurchase by us.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2009, was $             million, or $             per share. Our pro forma net tangible book value as of December 31, 2009 was $             million, or $             per share, based on the total number of shares of our common stock outstanding as of December 31, 2009, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock assuming the conversion immediately prior to the completion of this offering and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2009	$
Pro forma net tangible book value per share as of December 31, 2009
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or approximately $             per share, and the pro forma dilution per share to investors in this offering by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in an pro forma as adjusted net tangible book value of approximately $             million, or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table presents on a pro forma as adjusted basis as of December 31, 2009, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock assuming the conversion immediately prior to the closing of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the value of any stock issued for services and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration (1)			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100.0%			$100.0%		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholder by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the total consideration paid to us by new investors and total consideration paid to us by all stockholder by $ million. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholder by $ million.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The foregoing calculations are based on our shares outstanding as of December 31, 2009 assuming our outstanding convertible preferred stock converts into 141,832,095 shares of common stock and excludes the following shares:

•	28,474,503 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $0.45 per share;

•	53,097,374 shares of common stock issuable upon the exercise of outstanding warrants to purchase common stock, at a weighted average exercise price of $0.82 per share;

•

6,313,302 shares of common stock, on an as if converted basis, issuable upon the exercise of outstanding warrants to purchase convertible preferred stock assuming the conversion immediately prior to the closing of this offering, at a weighted average exercise price of $0.71 per share;

•	2,554,383 shares of common stock reserved for future issuance under our 2002 Stock Incentive Plan; and

•	91,665 shares of common stock that were legally issued and outstanding but were not included in stockholders’ equity (deficit) as these shares are subject to repurchase by us.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statement of operations data for 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements which are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes and schedule included in this prospectus.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Products	$—	$—	$4,981	$29,532	$45,196
Support and services	—	—	401	1,300	5,866
Ratable products and services	1,094	4,382	10,578	23,820	18,432

Total revenues	1,094	4,382	15,960	54,652	69,494

Costs of revenues (1):
Products	—	—	3,996	15,318	17,332
Support and services	—	—	57	123	876
Ratable products and services	2,670	6,619	10,593	13,376	9,571

Total cost of revenues	2,670	6,619	14,646	28,817	27,779

Gross profit (loss)	(1,576)	(2,237)	1,314	25,835	41,715

Operating expenses:
Research and development (1)	7,552	8,924	12,052	12,527	10,018
Sales and marketing (1)	9,252	15,465	25,687	30,209	25,762
General and administrative (1)	1,735	2,628	4,850	7,386	6,858

Total operating expenses	18,539	27,017	42,589	50,122	42,638

Loss from operations	(20,115)	(29,254)	(41,275)	(24,287)	(923)
Interest expense, net	—	(56)	(39)	(2,365)	(1,825)
Other income (expense), net	(23)	(86)	178	108	(14,447)

Loss before provision for income taxes	(20,138)	(29,396)	(41,136)	(26,544)	(17,195)
Provision for income taxes	21	45	60	209	191

Net loss	(20,159)	(29,441)	(41,196)	(26,753)	(17,386)
Accretion on convertible preferred stock	—	(45)	(66)	(68)	221
Cumulative dividend reversal	—	329	—	—	—

Net loss attributable to common stockholders	$(20,159)	$(29,157)	$(41,262)	$(26,821)	$(17,165)

Net loss per share of common stock, basic and diluted	$(24.06)	$(24.00)	$(18.53)	$(6.17)	$(3.47)

Shares used in computing net loss per share of common stock, basic and diluted	837,883	1,214,645	2,226,978	4,344,058	4,943,911

(1)	Includes employee stock-based compensation as follows:

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Cost of revenues	$—	$1	$10	$62	$71
Research and development	—	17	61	92	187
Sales and marketing	—	20	158	365	312
General and administrative	—	10	33	187	291

Total employee stock-based compensation	$—	$48	$262	$706	$861

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,470	$1,664	$19,384	$5,172	$21,283
Working capital (deficit)	1,406	(808)	8,700	(28,677)	(23,537)
Total assets	11,974	23,760	51,881	30,812	38,412
Convertible promissory notes	—	—	—	11,450	—
Warrant liability	—	686	574	505	18,939
Total debt, excluding convertible promissory notes	3,332	1,692	17,432	16,101	14,255
Convertible preferred stock	41,849	66,512	94,089	94,157	125,255
Total stockholders’ deficit	(44,086)	(73,159)	(113,499)	(139,359)	(155,448)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We provide a virtualized wireless LAN solution that cost-effectively optimizes the enterprise network to deliver the performance, reliability, predictability and operational simplicity of a wired network, with the advantages of mobility. Our solution represents an innovative approach to wireless networking that utilizes virtualization technology to create an intelligent and self-monitoring wireless network. We sell a virtualized wireless LAN solution built around our System Director™ Operating System, which runs on our controllers and access points. We also offer additional products designed to deliver centralized network management, predictive and proactive diagnostics and enhanced security.

We were founded in January 2002 with the vision of developing a virtualized wireless LAN solution that enables enterprises to deliver business-critical applications over wireless networks, and become what we refer to as All-Wireless Enterprises. From our inception through 2003, we were principally engaged in the design and development of our virtualized wireless LAN solution. We focused on developing technology that could reliably and predictably deliver business-critical applications using voice, video and data over wireless networks in dense environments. We began commercial shipments of our products in December 2003, and initially targeted markets where the wireless delivery of applications in dense environments is critical, such as healthcare and education. Since that time, we have broadened our focus to include organizations in more markets, and have significantly expanded our geographic reach. To date, our products have been deployed by over 2,700 customers worldwide in many markets, including education, finance, government, healthcare, hospitality, manufacturing, retail, technology, telecom, transportation and utilities.

We outsource the manufacturing of our hardware products, including all of our access points and controllers, to original design manufacturers and contract manufacturers. We also outsource the warehousing and delivery of our products to a third-party logistics provider in the United States for worldwide fulfillment.

Our products and support services are sold worldwide, primarily through VARs and distributors, which serve as our channel partners. We employ a sales force that is responsible for managing sales within each geographic territory in which we market and sell our products.

Since inception, we have expended significant resources on our research and development operations. Our research and development activities were primarily conducted at our headquarters in Sunnyvale, California until 2005, when we significantly expanded our research and development operations in Bangalore, India. In 2006, we began developing products specifically to leverage the capabilities of a new wireless communication standard promulgated by the Institute of Electrical and Electronics Engineers, or IEEE, the 802.11n standard, and began commercial shipments of our 802.11n products in the second half of 2007.

We believe several emerging trends and developments will be integral to the future growth of our business. The growing number of wireless devices and the increased expectations of the users of these devices are driving demand for better performing wireless networks. Enterprises increasingly view wireless networks as a means to deliver better service to their customers and increase the productivity of their workforce, and as a result, they are shifting from the casual use of wireless networks to the strategic use of wireless networks for business-critical applications. Further, enterprises are increasingly realizing that wireless networks designed to optimize the 802.11n standard can deliver the capacity and performance to support their business-critical applications.

Our ability to capitalize on emerging trends and developments will depend, in part, on our ability to execute our growth strategy of increasing the recognition of our brand and the effectiveness of our solution, expanding the adoption of our solution across markets, and expanding and leveraging our relationships with the channel partners. Our ability to achieve and maintain profitability in the future will be affected by, among other things, the continued acceptance of our products, the timing and size of orders, the average selling prices for our products and services, the costs of our products, and the extent to which we invest in our sales and marketing, research and development, and general and administrative resources.

Our revenues have grown from $1.1 million in 2005 to $69.5 million in 2009. We have incurred losses since inception as we grew our business and invested in research and development, sales and marketing, and administrative functions. As of December 31, 2009, we had an accumulated deficit of $158.6 million.

Vendor Specific Objective Evidence

Our recognition of revenues in a particular period depends on the satisfaction of specific revenue recognition criteria, which we describe in more detail below. The manner in which we recognize our revenues has changed significantly over time, in particular in 2008 and 2009, based on when we established vendor specific objective evidence of fair value, or VSOE, for our support services. These changes have had a significant impact on the timing of when we recognize revenues from sales of our products and services. Generally, upon establishing VSOE for support services for a customer or class of customers, our total recognized revenues from sales to these customers increased in subsequent periods because we were able to recognize all of the products revenues from these sales in these periods once all revenue recognition criteria were satisfied, and we were no longer required to defer the recognition of products revenues over the support period. We also continued to recognize ratable products and services revenues from sales to customers made prior to establishing VSOE for support services. This impact will decrease over time as our deferred revenue balance declines from the time we established VSOE for support services. This has a related impact on the timing of our costs of revenues and gross profit in prior periods because we generally recognize the costs of revenues in the same period in which we recognize the associated revenues. When reviewing our financial performance and making period-to-period comparisons, you should consider the impact that the timing of our establishment of VSOE for support services had on our financial results, including the amount of our revenues and costs of revenues.

For additional discussion of the impact on our results of operations of our establishment of VSOE for support services, see the sections below entitled “Components of Revenues, Costs of Revenues and Operating Expenses-Revenues” and “Critical Accounting Policies—Revenue Recognition.”

Key Metrics

We monitor the key financial metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We discuss product revenues, support and services revenues and the components of operating income below under “—Components of Revenues, Cost of Revenues and Operating Expenses” and we discuss our cash and cash equivalents under “—Liquidity and Capital Resources.”

	Fiscal Year or as of Fiscal Year End
	2007	2008	2009
	(dollars in thousands)
Product revenues	$4,981	$29,532	$45,196
Support and services revenues	401	1,300	5,866
Gross margin	8%	47%	60%
Loss from operations (1)	$(41,275)	$(24,287)	$(923)
Cash and cash equivalents	19,384	5,172	21,283
Cash used in operating activities	(25,579)	(23,061)	(5,683)
(1)Includes employee stock-based compensation expense of:	$262	$706	$861

Gross margin. We monitor gross margin to measure our cost efficiencies, including primarily whether our manufacturing costs and component costs are in line with our product revenues and our personnel costs associated with our technical support, professional services and training teams are in line with our support and services revenues.

Cash used in operating activities. We monitor cash flow from operations as a measure of our overall business performance. Our primary uses of cash from operating activities are for personnel-related expenditures, purchases of inventory and costs related to our facilities. Monitoring cash flow from operations enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation and amortization, stock-based compensation expenses and warrant expense, thereby allowing us to better understand and manage the cash needs of our business.

Components of Revenues, Costs of Revenues and Operating Expenses

Revenues. We derive our revenues from sales of our products, and support and services. Our total revenues are comprised of the following:

•

Product Revenues – We generate product revenues from sales of our software and hardware products, which primarily consist of our System Director Operating System running our access points and controllers, as well as additional software applications.

•

Support and Services Revenues – We generate support and services revenues primarily from service contracts for our MeruAssure customer support program, which includes software updates, maintenance releases and patches, telephone and internet access to our technical support personnel and hardware support. We also generate support and services revenues from the professional and training services that we provide to our VARs, distributors and customers.

•

Ratable Products and Services Revenues – We recognize ratable products and services revenues from sales of our products and services in circumstances where VSOE for support services being provided cannot be segregated from the value of the entire sales arrangement, or where we have provided technical support or unspecified software upgrades outside of contractual terms. In these cases, revenues are deferred and recognized ratably over either the economic life of the product or the contractual period. As of January 1, 2009, we have established VSOE for support services for all our channel partners and customers, and we no longer offer support outside of contractual terms, and therefore, we are able to recognize product revenues and support and services revenues separately. See “—Critical Accounting Policies and Estimates—Revenue Recognition.”

For periods prior to April 1, 2008, we provided technical support and unspecified software upgrades to certain VARs, distributors and customers outside of the contractual terms, or implied support services. For these periods, we deferred revenue recognition and recognized revenues ratably over the implied support services period, which we determined was equal to the economic life of the product. However, for one particular channel partner to which we commenced shipments of our products in the first quarter of 2007, we established VSOE for support services that we sold to this channel partner. As such, we separately recognized the revenues attributable to our products and services sold to this channel partner when all revenue recognition criteria have been met.

Beginning on April 1, 2008, we determined that we had established VSOE for support services for all sales to distributors. Accordingly, for sales of our products to our distributors we recognize revenues when all revenue recognition criteria have been met. We recognize revenues for sales of our support services to distributors on a straight-line basis over the support period, which typically ranges from one year to three years. A substantial majority of our revenues are derived from sales to distributors, and therefore, establishing VSOE for support services for sales to distributors on April 1, 2008 had a significant impact on the timing of our revenue recognition.

On January 1, 2009, we established VSOE for support services for all VARs and customers. Assuming we maintain VSOE for our support services in the future, we expect the amount of ratable products and services revenues and our costs of ratable products and services revenues to decrease over time and eventually to be eliminated. In addition, if we maintain VSOE for our support services, we will report the amount of our revenues under our product revenues or support services revenues line items, as applicable, and incur costs of revenues under our costs of product revenues or costs of services revenues line items, as applicable. For a more detailed description of our revenue recognition policy, please see the section below under “Critical Accounting Policies” entitled “Revenue Recognition.”

Deferred Revenue. Prior to establishing VSOE for our support services provided to VARs, distributors and customers, we recognized the revenues from such sales over either the economic life of the related products or the contractual support period, depending on the party and the time at which the sale occurred. As such, prior to establishing VSOE for support services sold to VARs, distributors and customers, only a small amount of our invoiced products and services within a quarter were recognized as revenues in such quarter, with the majority recorded as deferred revenue. Invoiced products and services represent the total amount of our products and services sold in a particular period. Deferred revenue from such arrangements increases each quarter by the amount of invoiced products and services in that quarter and decreases by the amount of product revenues, support and services revenues and ratable products and services revenues recognized in that quarter. However, because we established VSOE for support services sold to our channel partners, including VARs, distributors and customers, at different times during 2007, 2008 and 2009, our revenues and deferred revenue are difficult to compare on a period-over-period basis. The following table illustrates the changes in our deferred revenue for the periods presented (in thousands):

	Years Ended December 31,
	2007	2008	2009
Total Deferred Revenue
Beginning balance	$22,774	$43,290	$40,237
Invoiced products and services (1)	36,476	51,599	54,369
Product revenues	(4,981)	(29,532)	(45,196)
Support and services revenues	(401)	(1,300)	(5,866)
Ratable products and services revenues	(10,578)	(23,820)	(18,432)

Ending balance	$43,290	$40,237	$25,112

(1)	Invoiced products and services represent the total amount of our products and services sold in a particular period.

Costs of Revenues. Our total costs of revenues is comprised of the following:

•

Costs of product revenues – A substantial majority of the costs of product revenues consists of third-party manufacturing costs and component costs. Our costs of product revenues also includes shipping costs, third-party logistics costs, write-offs for excess and obsolete inventory and warranty costs.

•	Costs of services revenues – Costs of services revenues is primarily comprised of personnel costs associated with our technical support, professional services and training teams.

•

Costs of ratable products and services revenues – Costs of ratable products and services revenues is comprised primarily of deferred costs of product revenues and an allocation of costs of services revenues.

Operating Expenses. Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees. Professional services consist of outside legal and accounting services and information technology and other consulting costs. We expect our operating expenses to continue to grow in absolute dollars in the near term, although they are likely to fluctuate as a percentage of revenues.

Research and Development Expenses

Research and development expenses primarily consist of personnel, engineering, testing and compliance, facilities and professional services costs. We expense research and development costs as incurred. We are devoting substantial resources to the continued development of additional functionality for our existing products and the development of new products.

Sales and Marketing Expenses

Sales and marketing expenses represent the largest component of our operating expenses and primarily consist of personnel costs, sales commissions, travel costs, cost for marketing programs and facilities costs. We plan to continue to invest in sales and marketing, including our VARs and distributors, and increase the number of our sales personnel worldwide.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel, professional services and facilities costs related to our executive, finance, human resource and information technology function. Professional services consist of outside legal and accounting services and information technology consulting costs. Following the completion of this offering, we expect to incur significant additional accounting and legal costs related to compliance with rules and regulations enacted by the Securities and Exchange Commission, including the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act, as well as additional insurance, investor relations and other costs associated with being a public company.

Interest Expense, net. Interest expense, net consists primarily of interest expense on our outstanding debt and interest income on cash balances.

Other Income (Expense), net. Other income (expense), net consists primarily of charges to record fair value adjustments for our warrants to purchase convertible preferred stock and warrants to purchase common stock.

Our outstanding warrants are classified as a liability on our consolidated balance sheets and any changes in fair value are recognized as a component of other income (expense), net. If the fair value of our common stock increases, we would expect the fair value of the warrant liability to increase, which would also increase the charges recognized through other income (expense), net.

Major Channel Partners

We sell products and services directly to our channel partners, including VARs and distributors. The following table sets forth our channel partners representing greater than 10% of revenues in the periods presented (in percentages):

	Years Ended December 31,
Major Channel Partners	2007	2008	2009
Westcon Group, Inc.	*	15	21
Catalyst Telecom, Inc.	*	13	14
Avaya, Inc.	11	*	*
Foundry Networks, Inc. / Brocade Communications Systems, Inc.	35	13	*

*	Less than 10%

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Our revenues are derived from the sale of our products and services. Our hardware products are integrated with software that is essential to the functionality of our virtualized wireless LAN solution. As a result, we recognize our revenues in accordance with software revenue recognition rules. Further, we provide unspecified software upgrades and enhancements related to the hardware through support agreements.

We recognize revenues when all of the following have occurred: (1) we have entered into a legally binding arrangement; (2) delivery has occurred, which is when product title has transferred, when software is delivered, or when the support period has lapsed; (3) payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. The sales prices for our products are typically considered to be fixed or determinable at the inception of an arrangement. To the extent that agreements contain rights of return or acceptance provisions, revenues are deferred until the acceptance provisions or rights of return lapse.

The majority of our sales are generated through our distributors. Revenues from distributors with return rights are generally recognized when the distributor reports that the product has been sold through provided all other revenue recognition criteria have been met. For transactions with all other distributors, we recognize product revenues generally at the time of shipment, assuming all other revenue recognition criteria have been met.

The evaluation of these revenue recognition criteria requires significant management judgment. For instance, we use judgment to assess collectibility based on factors such as credit-worthiness and past collection history, if applicable. If we determine that collection of a payment is not reasonably assured, revenue recognition is deferred until the time collection becomes reasonably assured, which is generally upon receipt of payment. We also use judgment to assess whether a price is fixed or determinable by reviewing contractual terms and conditions related to payment terms.

We use the residual method to recognize revenues when an arrangement includes one or more elements to be delivered at a future date and VSOE of all undelivered elements exists. Under the residual method, the VSOE of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenues. In cases where VSOE of the support services did not exist, revenues for the entire arrangement were recognized ratably over the performance period of the undelivered elements. Revenues related to these arrangements are included in ratable products and services revenues in the accompanying consolidated statements of operations. VSOE for support services is based upon the pricing for those services when sold separately. If VSOE of one or more undelivered elements has not been established, all revenues are deferred and recognized when delivery of those elements occurs.

As of January 1, 2009, we had established VSOE for support services for all sales of our channel partners, including VARs and distributors, and to our customers. However, we established VSOE for support services for different customers at different times, which had a significant impact in the timing of the recognition of our revenues.

For periods prior to April 1, 2008, we had implied support services obligations because we provided technical support and unspecified software upgrades outside contractual terms. For these periods, we deferred revenue recognition from all sales, except for sales to one channel partner, and recognized the revenues ratably over the implied support services period, which we determined was equal to the economic life of the product. For sales to the one channel partner, we recognized all of the revenues attributable to our products and services sold to this channel partner when all revenue recognition criteria have been met. We commenced selling our products and services to this channel partner in the first quarter of 2007.

We estimated the economic life of our products to be three and a half years based on several factors such as: (1) the history of technology development of comparable products sold in the industry, including the ratification of new standards; (2) a company-specific evaluation of product life cycles from both a sales and product development perspective; and (3) information on customer usage of products, such as how long they anticipated using our products and when they anticipated or actually purchased upgrades. Our estimate of the economic life of the product involves significant judgment by management. If we had selected a shorter economic life, we would have recognized the revenues from a sale arrangement more quickly, resulting in greater revenues per quarter over fewer total quarters from a single sale. If we had selected a longer economic life, we would have recognized the revenues from a sale arrangement over a longer period of time, resulting in lower revenues per quarter over more total quarters from a single sale.

Beginning on April 1, 2008, we established VSOE for support services for all sales to distributors. Accordingly, for sales of our products to our distributors, we recognize revenues using the residual method when all revenue recognition criteria have been met. We recognize revenues for sales of our support services to distributors on a straight-line basis over the support period, which typically ranges from one year to three years.

A substantial majority of our revenues are derived from sales to distributors, and therefore, establishing VSOE for support services for all sales to distributors on April 1, 2008 had a significant impact on the timing of revenue recognition.

Effective as of January 1, 2009, we had established VSOE for support services for all sales, which also impacted the timing of our revenue recognition.

Significant contract interpretation is sometimes required to determine the appropriate accounting for recognition of our revenues, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenues for each element, and the period over which revenues should be recognized. Further, we use judgment to evaluate whether there is VSOE of the undelivered items. Changes in judgments and estimates regarding application of these revenue recognition guidelines as well as changes in facts and circumstances, including the establishment or loss of VSOE, could result in a change in the timing or amount of revenues recognized in future periods.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock options granted to employees using the intrinsic value method. The intrinsic value method requires a company to recognize compensation expense for stock options granted to employees based on any differences between the exercise price of the stock options granted and the fair value of the underlying common stock. Under the intrinsic value method, any compensation expense relating to stock options was recorded on the date of the grant in the balance sheet under stockholders’ equity (deficit) as deferred compensation and was thereafter amortized to expense over the vesting period of the grant. We generally did not recognize stock-based compensation for stock options granted to our employees prior to January 1, 2006 as we granted stock options with an exercise price equal to the fair value of the underlying common stock.

Effective January 1, 2006, we adopted the fair value method of accounting for our stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options, based on the grant date fair value of the award. The fair value of the awards is estimated using the Black-Scholes option-pricing model. The resulting expense is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period which for our stock option grants has generally been four years.

We adopted the fair value method using the prospective-transition method. The prospective-transition method requires us to continue to apply the intrinsic value method in future periods to equity awards outstanding as of January 1, 2006. Under the prospective-transition method, any compensation expense that will be recognized from January 1, 2006 will include only (a) compensation expense for all stock-based awards granted prior to, but not yet vested as of, December 31, 2005, based on the intrinsic value method, and (b) compensation expense for all stock-based awards granted or modified subsequent to December 31, 2005, net of estimated forfeitures, based on fair value. In accordance with the prospective-transition method, results for prior periods are not restated.

We account for stock options issued to nonemployees based on their estimated fair value determined using the Black-Scholes option-pricing model. However, the fair value of the equity awards granted to nonemployees is remeasured as the awards vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

The Black-Scholes option-pricing model requires inputs such as the expected volatility, risk-free interest rate and the expected term of the grant. Further, the forfeiture rate also affects the amount of aggregate compensation that we are required to record as an expense. These inputs are subjective and generally require significant judgment.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within our industry because we have limited information on the volatility of the price of our common stock since we have no trading history. When making the selections of our industry peer companies to be used in the volatility calculation, we also considered the stage of development and size of potential comparable companies, among other factors. Our expected volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected term. For option grants that are considered to be “plain vanilla” we used the simplified method to calculate the expected term in accordance with guidance provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For option grants that are not considered “plain vanilla,” the expected term is based on historical option exercise behavior and post-vesting cancellations of options by employees.

The fair value of each employee option awarded was estimated on the grant date for the periods below using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
Assumptions	2007	2008	2009
Risk-free interest rates	4.1%	3.3%	3.0%
Expected term (in years)	6.3	6.2	6.1
Dividend yield	0%	0%	0%
Expected volatility	62.2%	62.2%	62.2%

If, in the future, we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate expected volatility or expected term, the fair value calculated for our employee stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense is recognized in our cost of revenues and operating expenses.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant affect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our own stock-based compensation on a prospective basis and incorporating these factors into the Black-Scholes option-pricing model.

Also required for the fair value calculation of the options is the fair value of the underlying common stock. We have generally granted stock options with exercise prices equal to the fair value of our common stock as determined at the date of grant by our board of directors with input from management. The following table summarizes, by grant date, the number of shares of common stock subject to options granted since January 1, 2008, the associated per share exercise price and fair value of our common stock of each grant:

Grant Date	Number of Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value
July 22, 2008	2,080,000	$0.37	$0.37	$469,000
September 9, 2008	559,000	0.37	0.37	125,000
October 7, 2008	1,410,000	0.37	0.37	501,000
October 21, 2008	198,000	0.37	0.37	44,000
December 10, 2008	10,000	0.37	0.37	2,000
January 29, 2009	60,000	0.37	0.37	13,000
June 23, 2009	429,000	0.27	0.27	69,000
September 24, 2009	16,298,000	0.60	0.53	4,915,000
January 11, 2010	2,118,500	0.70	0.70	859,000
February 11, 2010	167,000	0.70	0.70	70,000
February 19, 2010	5,319,000	0.70	0.70	2,214,000
February 26, 2010	372,500	0.70	0.70	155,000

Our board of directors determined to award options to purchase a significant number of shares of our common stock in September 2009 in connection with our board’s company-wide review of the long-term equity incentive compensation of all our current employees. Our board of directors determined to make these option awards in September 2009 principally to existing employees across the entire company to increase employee incentives and more closely align employee compensation with the interest of our stockholders and the creation of long-term value. In making the grants, our board of directors took into account each employee’s position and responsibilities, the number of shares and options to purchase shares currently held by each employee and the remaining vesting schedule, if any, applicable to the options held by each employee. Our board of directors used its judgment to establish an exercise price in excess of the fair value of our common stock in pricing these awards.

Given the absence of an active market for our common stock, our board of directors determined the fair value of our common stock for our grants of stock options. Our board of directors determined the fair value of our common stock based in part on an analysis of relevant metrics, including some or all of the following for each grant date:

•	the prices of our convertible preferred stock sold to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the rights of freestanding warrants and other similar instruments;

•	our operating and financial performance;

•	the present value of future cash flows;

•	the market value of similar companies in our industry;

•	experience of our management team;

•	the hiring of key personnel;

•	the history of the company and the introduction of new products;

•	our stage of development;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering of our common stock or sale of our company given prevailing market conditions; and

•	the general and industry specific economic outlook.

Our board determined the fair value of our common stock in part by using contemporaneous valuations based on the market approach and the income approach to estimate our aggregate enterprise value at each valuation date. The market approach measures the enterprise value of a company through the analysis of different market variables of comparable companies. Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded comparable companies. We utilized three different market approaches in our contemporaneous valuations, including: (1) an analysis of market multiples of our comparable companies, (2) an analysis of sales or similar transactions involving comparable companies and (3) prior sales of our capital stock. When choosing the comparable companies to be used for the market approaches, we focused on companies in our industry or a similar line of business that had similar characteristics. Some of the other criteria used to select our comparable companies include the business description, business size, projected growth, financial condition and historical earnings. The income approach measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenues and costs, while analyzing observed market valuation multiples of revenue. We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. The enterprise values for each of these four valuation approaches, consisting of the income approach and the three market approaches discussed above, were then weighted based on our determination of the likelihood of specified scenarios, namely a reverse merger scenario, a sale scenario and an initial public offering, or IPO, scenario.

In order to determine the fair value of our common stock, the enterprise values determined from the income approach and market approaches calculated at each valuation date, were allocated to the shares of convertible preferred stock and the warrants to purchase convertible preferred stock, and shares of common stock and the options and warrants to purchase common stock using an option-pricing methodology. The option-pricing method treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a strategic sale, merger or IPO, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the holders of preferred stock. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option-pricing method uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management regarding a liquidity event. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of our comparable publicly traded companies. This approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The estimated fair value of our common stock at each grant date reflected a non-marketability discount in light of the fact that our stockholders cannot freely trade our common stock in the public markets.

Our board of directors considered several factors in determining the fair value of our common stock, including the review of independent valuation reports and developments in our business, including the following significant events:

•	We experienced a strong recovery in demand for our products and services during the first half of 2009 and, as a result, we increased our forecast for the remainder of 2009;

•	We increased our staff levels, including the addition of key management employees in late 2009;

•

In March 2009, we sold shares of Series E convertible preferred stock, which resulted in the receipt of approximately $15 million. We also sold additional shares of Series E convertible preferred stock in May and June 2009, which resulted in the receipt of an additional $7 million. These financings provided us with resources to support our growth plan;

•

As part of the sale of Series E convertible preferred stock discussed above, we agreed to perform a reverse merger within six months and to publicly list our common stock within six months of the reverse merger which would provide additional liquidity to our investors. However, this path was subsequently changed when we began our initial discussions regarding an IPO; and

•

The IPO market for emerging technology companies improved during late 2009. In September 2009, we began to evaluate a potential IPO. This was followed by informal discussions with potential underwriters in October 2009 and formal discussions with potential underwriters in November 2009.

The preceding factors contributed to an overall increase in the fair value of our common stock. The valuations and the intervening changes between valuations are discussed below.

March 31, 2008 contemporaneous valuation

The contemporaneous valuation as of March 31, 2008 determined a fair value of our common stock of $0.37 per share. The March 31, 2008 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 50%; (2) market approach – comparable transactions – 0%; (3) market approach – prior sales of our capital stock – 0%; and (4) income approach – 50%. Our enterprise value, which reflected a non-marketability discount of 25%, was allocated to the common stock on a minority interest basis. Based on this valuation and other factors, our board of directors used $0.37 per share as the exercise price for all options granted through the date of the subsequent contemporaneous valuation performed as of March 31, 2009.

March 31, 2009 contemporaneous valuation

The contemporaneous valuation as of March 31, 2009 determined a fair value of our common stock of $0.27 per share. The March 31, 2009 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 0%; (2) market approach – comparable transactions – 0%; (3) market approach – prior sales of our capital stock – 100%; and (4) income approach – 0%. We weighted the scenarios with 100% for prior sales of our capital stock and 0% for the other approaches because we had completed a preferred stock financing led by an unrelated third party investor just prior to the date of this valuation. Our enterprise value was allocated to the common stock based on two probable scenarios: (1) we would complete a reverse merger and the preferred stock would convert to common stock and (2) we would be sold prior to a reverse merger and prior to the conversion of the preferred stock. The first scenario used a non-marketability discount of 32% based on a liquidity event occurring within approximately 1.125 years. The second scenario used a non-marketability discount of 29% based on a liquidity event occurring within one year. The second scenario was determined to be much less likely than the first scenario and, therefore, we weighted the final fair value of the common stock based on a 75% likelihood of the reverse merger occurring and a 25% likelihood we would be sold prior to the reverse merger occurring. Based on this valuation and other factors, our board of directors used $0.27 per share for the exercise price for 429,000 options granted in June 2009. No other options were granted during the period between the March 31, 2009 valuation and the date of the subsequent contemporaneous valuation performed as of June 30, 2009.

June 30, 2009 contemporaneous valuation

The contemporaneous valuation as of June 30, 2009 determined a fair value of our common stock of $0.34 per share. The June 30, 2009 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 40%; (2) market approach – comparable transactions – 20%; (3) market approach – prior sales of our capital stock – 20%; and (4) income approach – 20%. Our enterprise value as of June 30, 2009 was allocated to the common stock based on two probable scenarios: (1) we would complete a reverse merger and the preferred stock would convert to common stock and (2) we would be sold prior to a reverse merger and prior to the conversion of the preferred stock. The first scenario used a non-marketability discount of 24% based on a liquidity event occurring within approximately one year. The second scenario used a non-marketability discount of 25% based on a liquidity event occurring within one year. Consistent with the March 31, 2009 valuation, the second scenario was determined to be much less likely than the first scenario and, therefore, we weighted the fair value of the common stock based on an 80% likelihood of the reverse merger occurring and a 20% likelihood we would be sold prior to the reverse merger occurring. Based on this valuation and other factors, our board of directors determined $0.34 per share to be the fair value of the common stock. No options were granted during the period between the June 30, 2009 valuation and the date of the subsequent contemporaneous valuation performed as of September 24, 2009.

September 24, 2009 contemporaneous valuation

The contemporaneous valuation as of September 24, 2009 determined a fair value of our common stock of $0.53 per share. The September 24, 2009 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 40%; (2) market approach – comparable transactions – 20%; (3) market approach – prior sales of our capital stock – 20%; and (4) income approach – 20%. Our enterprise value was allocated to the common stock based on probable scenarios; however, these scenarios were updated to include a potential IPO. As such, the probable scenarios for this valuation were as follows: (1) we would complete a reverse merger and the preferred stock would convert to common stock; (2) we would be sold prior to a reverse merger and prior to the conversion of the preferred stock; and (3) we would complete an IPO by March 31, 2010 and all of the preferred stock would convert into common stock. The first scenario used a non-marketability discount of 29% based on a reverse merger occurring within approximately 1.25 years. The second scenario used a non-marketability discount of 22% based on a liquidity event occurring within one year. The third scenario used a non-marketability discount of 14% based on an IPO occurring within six months. A significant majority of the probability matrix was weighted towards the occurrence of an IPO, or a 75% likelihood. We also determined that there was a 20% likelihood of a reverse merger occurring and a 5% likelihood we would be sold prior to a reverse merger or IPO occurring. In September 2009, we granted 16,298,000 options with an exercise price of $0.60 per share which was greater than the per share value of the underlying common stock of $0.53 per share as a result of our board of directors exercising its discretion. No other options were granted during the period between the September 24, 2009 valuation and the date of the subsequent contemporaneous valuation performed as of December 31, 2009.

December 31, 2009 contemporaneous valuation

The contemporaneous valuation as of December 31, 2009 determined a fair value of our common stock of $0.70 per share. The December 31, 2009 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 50%; (2) market approach – comparable transactions – 20%; (3) market approach – prior sales of our capital stock – 0%; and (4) income approach – 30%. We determined the enterprise value based solely on the assumption that we would complete an IPO prior to March 31, 2010 and the resulting conversion of our preferred stock. This valuation used a non-marketability discount of 10% based on completing an IPO within three months. In January 2010, we granted options to purchase an aggregate of 2,118,500 shares with an exercise price of $0.70 per share. No other options were granted during the time period between the December 31, 2009 valuation and the date of the subsequent contemporaneous valuation performed as of February 10, 2010.

February 10, 2010 contemporaneous valuation

The contemporaneous valuation as of February 10, 2010 determined a fair value of our common stock of $0.70 per share. The February 10, 2010 valuation determined an enterprise value by weighting the different approaches as follows: (1) market approach – comparable companies market multiple – 50%; (2) market approach – comparable transactions – 20%; (3) market approach – prior sales of our capital stock – 0%; and (4) income approach – 30%. We determined the enterprise value based solely on the assumption that we would complete our IPO prior to March 31, 2010 and the resulting conversion of our preferred stock. This valuation used a non-marketability discount of 10% based on an IPO occurring within 3 months. In February 2010, we granted options to purchase an aggregate of 5,319,000 shares with an exercise price of $0.70 per share. No other options have been granted since the February 10, 2010 valuation.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different.

We recorded stock-based compensation expense of $0.9 million during 2009. As of December 31, 2009, we had $2.3 million of unrecognized stock-based compensation expense related to stock options granted under our 2002 Stock Incentive Plan, which is expected to be recognized over an average period of 3.4 years. In addition, due to our grants during January and February 2010, we expect to recognize $0.5 million in stock-based compensation expense during the year ending December 31, 2010. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and nonemployee directors.

Fair Value of Financial Instruments

Freestanding warrants to purchase shares of our convertible preferred stock are classified as a liability on the consolidated balance sheets at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The warrants are subject to remeasurement at each balance sheet date, and any change in fair value will be recognized as a component of other income (expense), net in the consolidated statements of operations. We estimated the fair value of these warrants at the respective balance sheet dates and a number of the assumptions used to determine these estimates, especially the fair value and the expected volatility of our common stock, are highly judgmental and could differ significantly in the future.

In connection with entering into a credit facility in September 2005, we issued a warrant to purchase 541,346 shares of our Series B convertible preferred stock. The relative fair value of our Series B warrant of $0.5 million was recorded on our consolidated balance sheets as a warrant liability and remeasured to its fair value each period thereafter. The fair value of the warrant liability related to the Series B warrant was $0.2 million as of December 31, 2009. The change in fair value of this warrant resulted in a gain through other income (expense), net in the amounts of $0.1 million, $0.1 million and $0.3 million during 2007, 2008 and 2009.

In connection with our private placement of Series E convertible preferred stock in 2009, we issued warrants to purchase 4,510,843 shares of our Series E convertible preferred stock. The relative fair value of our Series E warrants of $1.2 million was recorded on our consolidated balance sheet as a warrant liability upon issuance, and, subsequently, the Series E warrants were remeasured to fair value. As of December 31, 2009, the warrant liability related to the Series E warrants was $2.0 million. The change in fair value of these warrants resulted in a charge to other income (expense), net in the amount of $0.8 million during 2009.

As of December 31, 2009, our warrant liability related to our common stock warrants that were issued at various times from March to September 2009 was $16.7 million. The change in fair value of the warrants resulted in a charge to other income (expense), net in the amount of $13.7 million during 2009.

We will continue to record adjustments to the fair value of the warrants until they are exercised or expire, wherein the warrants will no longer be remeasured at each balance sheet date. At that time, the then- current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital and we will cease to record any related periodic fair value adjustments.

In the event we have not completed an initial public offering of our common stock or a reverse merger into a public entity by March 31, 2010, we would be required to pay penalties of $0.6 million to certain investors of our Series E convertible preferred stock. If we have not completed an initial public offering of our common stock or reverse merger into a public entity by April 15, 2010, we would be required to pay additional penalties of $0.6 million and an additional $0.2 million would be due each month beginning April 30, 2010 until the completion of an initial public offering of our common stock or a reverse merger into a public entity. We elected the fair value option for this provision and as of December 31, 2009, we estimated the fair value of the potential liability to be $0.2 million based on management’s best estimate of the probability that we would not meet the required deadlines. As a result, we have recorded this amount within accrued liabilities on the consolidated balance sheet as of December 31, 2009. We may in our discretion pay up to 50% of these penalties with our equity securities.

Inventory Valuation

Inventory consists of hardware and related component parts and is stated at the lower of cost or fair market value. We record inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in costs of product revenues in the period the revision is made. At the point of the loss recognition, a new, lower- cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If actual demand and market conditions are less favorable than anticipated, additional inventory adjustments could be required in future periods.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of our accounts receivable. To assist with the estimate, our management considers, among other factors, (1) the aging of the accounts receivable, including trends within the age of the accounts receivable, (2) our historical write-offs, (3) the credit-worthiness of each purchaser, (4) the economic conditions of the purchaser’s industry, and (5) general economic conditions. In cases where we are aware of circumstances that may impair a specific purchaser’s ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

We recorded bad debt expense of $6,000, $0.3 million and $0.1 million during 2007, 2008 and 2009.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. As of December 31, 2008 and 2009, we have recorded a full valuation allowance on our net deferred tax assets due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Since inception, we have incurred operating losses, and, accordingly, we have not recorded a provision for income taxes for any of the periods presented other than foreign and state provisions for income tax. Accordingly, there have not been significant changes to our provision for income taxes during 2007, 2008 or 2009, and we do not expect any significant changes until we are no longer incurring losses.

As of December 31, 2009, we had federal net operating loss carryforwards of $91.8 million and state net operating loss carryforwards of $83.5 million. We also had federal and state research credit carryforwards of $2.0 million and $1.8 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2023 and the state net operating loss will begin expiring in 2009. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to applicable provisions of the Internal Revenue Code of 1986, as amended, and state and local tax laws if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, including, for example, as a result of the shares issued in this offering aggregated with certain other sales of our stock before or after this offering.

Results of Operations

Year ended December 31, 2009 compared to the year ended December 31, 2008

The following table presents our historical operating results in dollars (in thousands) and as a percentage of revenues for the periods presented:

	Years Ended December 31,
	2008		2009
REVENUES:
Products	$29,532	54.0%	$45,196	65.0%
Support and services	1,300	2.4	5,866	8.4
Ratable products and services	23,820	43.6	18,432	26.5

Total revenues	54,652	100.0	69,494	100.0

COSTS OF REVENUES:
Products	15,318	28.0	17,332	24.9
Support and services	123	0.2	876	1.3
Ratable products and services	13,376	24.5	9,571	13.8

Total costs of revenues	28,817	52.7	27,779	40.0

Gross profit	25,835	47.3	41,715	60.0

OPERATING EXPENSES:
Research and development	12,527	22.9	10,018	14.4
Sales and marketing	30,209	55.3	25,762	37.1
General and administrative	7,386	13.5	6,858	9.9

Total operating expenses	50,122	91.7	42,638	61.4

Loss from operations	(24,287)	(44.4)	(923)	(1.3)
Interest expense, net	(2,365)	(4.3)	(1,825)	(2.6)
Other income (expense), net	108	0.1	(14,447)	(20.8)

Loss before provision for income taxes	(26,544)	(48.6)	(17,195)	(24.7)
Provision for income taxes	209	0.4	191	0.3

Net loss	$(26,753)	(49.0)%	$(17,386)	(25.0)%

Revenues

Our total revenues increased by $14.8 million, or 27%, to $69.5 million in 2009 from $54.7 million in 2008. This increase primarily reflected an increase in the recognition of revenues from invoiced products sold in 2009, which was the result of the establishment of VSOE for support services sold to distributors on April 1, 2008, and the establishment of VSOE for support services sold to VARs and customers on January 1, 2009. In addition, the increase in total revenues reflected an increase of $2.8 million in invoiced products and services, to $54.4 million in 2009 from $51.6 million in 2008.

Product revenues increased by $15.7 million, or 53%, to $45.2 million in 2009 from $29.5 million in 2008. Support and services revenues increased by $4.6 million, to $5.9 million in 2009 from $1.3 million in 2008. Our product revenues and support and services revenues for 2008 included, for the first quarter of 2008, revenues from sales to one particular channel partner and, for the remainder of 2008, revenues from sales only to our distributors and that channel partner. Product revenues and support and services revenues for 2009 included revenues from sales to all of our VARs, distributors and customers.

Ratable products and services revenues decreased by $5.4 million, or 23%, to $18.4 million in 2009 from $23.8 million in 2008. This reflects an increase in the recognition of product revenues and support and services revenues from sales of products and services following our establishment of VSOE for support services sold to distributors on April 1, 2008 and for all our VARs and customers starting January 1, 2009.

Costs of Revenues and Gross Margin

Total costs of revenues decreased by $1.0 million, or 3%, to $27.8 million in 2009 from $28.8 million in 2008. Costs of product revenues increased by $2.0 million, or 13%, to $17.3 million in 2009 from $15.3 million in 2008. Costs of support and services revenues increased $0.8 million, to $0.9 million in 2009 from $0.1 million in 2008. Costs of ratable products and services revenues decreased by $3.8 million, or 28%, to $9.6 million in 2009 from $13.4 million in 2008.

Our gross margin increased from 47% in 2008 to 60% for 2009. This increase in gross margin was primarily the result of an increase in the sales of our next generation of products and economies of scale as we grew our revenues.

Operating Expenses

Our operating expenses decreased by $7.5 million, or 15%, to $42.6 million in 2009 from $50.1 million in 2008. In 2008, we undertook increased efforts to become more efficient in the use of our assets, and as a result, operating expenses were lower in 2009 compared to the same period in 2008.

Research and Development Expenses

Research and development expenses decreased by $2.5 million, or 20%, to $10.0 million in 2009 from $12.5 million in 2008. This decrease was primarily the result of a decrease of $1.3 million in the cost of engineering, testing, compliance and certifications, $1.0 million in personnel costs and $0.3 million in the cost of professional services.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $4.4 million, or 15%, to $25.8 million in 2009 from $30.2 million in 2008, primarily due to decreases of $2.0 million in personnel costs, $1.0 million in commissions and bonuses, $1.0 million in travel expenses, $0.4 million in marketing expenses and $0.4 million in professional services.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million, or 7%, to $6.9 million in 2009 from $7.4 million in 2008.

Interest Expense, net

Interest expense, net decreased by $0.6 million, or 23%, to $1.8 million in 2009 from $2.4 million in 2008. The decrease was primarily a result of the conversion of the convertible promissory notes in March 2009.

Other Income (Expense), net

Other income (expense), net changed by $14.5 million, to an expense of $14.4 million in 2009 from income of $0.1 million in 2008. The change was primarily due to the increase of the fair value of warrants to purchase convertible preferred stock and warrants to purchase common stock issued as part of our private placement of Series E convertible preferred stock during 2009.

Year ended December 31, 2008 compared to the year ended December 31, 2007

The following table presents our historical operating results in dollars (in thousands) and as a percentage of revenues for the periods presented:

	Years Ended December 31,
	2007		2008
REVENUES:
Products	$4,981	31.2%	$29,532	54.0%
Support and services	401	2.5	1,300	2.4
Ratable products and services	10,578	66.3	23,820	43.6

Total revenues	15,960	100.0	54,652	100.0

COSTS OF REVENUES:
Products	3,996	25.0	15,318	28.0
Support and services	57	0.4	123	0.2
Ratable products and services	10,593	66.4	13,376	24.5

Total costs of revenues	14,646	91.8	28,817	52.7

Gross profit	1,314	8.2	25,835	47.3

OPERATING EXPENSES:
Research and development	12,052	75.5	12,527	22.9
Sales and marketing	25,687	160.9	30,209	55.3
General and administrative	4,850	30.4	7,386	13.5

Total operating expenses	42,589	266.8	50,122	91.7

Loss from operations	(41,275)	(258.6)	(24,287)	(44.4)
Interest expense, net	(39)	(0.2)	(2,365)	(4.3)
Other income (expense), net	178	1.1	108	0.1

Loss before provision for income taxes	(41,136)	(257.7)	(26,544)	(48.6)
Provision for income taxes	60	0.4	209	0.4

Net loss	$(41,196)	(258.1)%	$(26,753)	(49.0)%

Revenues

Our total revenues increased by $38.7 million, to $54.7 million in 2008 from $16.0 million in 2007. This increase primarily reflected an increase in the recognition of revenues from invoiced products sold during 2008, which was the result of the establishment of VSOE for support services sold to distributors on April 1, 2008. In addition, the increase in total revenues reflected an increase of $15.1 million, or 41%, in invoiced products and services, to $51.6 million in 2008 from $36.5 million 2007. This increase in invoiced products and services was primarily due to the growth in sales of our virtualized wireless LAN solution, including increased international sales.

Product revenues increased by $24.5 million, to $29.5 million in 2008 from $5.0 million in 2007. Support and services revenues increased by $0.9 million, to $1.3 million in 2008 from $0.4 million in 2007. Our product revenues and support and services revenues for 2007 included revenues from sales to one particular channel partner. Our product revenues and support and services revenues for 2008 includes sales from only that channel partner during the first quarter of 2008 and, for the second, third and fourth quarters of 2008, revenues from sales to that channel partner and our distributors.

Ratable products and services revenues increased by $13.2 million, to $23.8 million in 2008 from $10.6 million in 2007. The increase in ratable products and services revenues during 2008 compared to 2007 was due to the increase in product sales for which we had not established VSOE and the timing of the recognition of the deferred revenue associated with these sales. Because we had only established VSOE for support services for one channel partner during 2007, all of our sales to our VARs, distributors and customers during 2007 were deferred and recognized as ratable products and services revenues over the implied support period. Therefore, the increase in the ratable products and services revenues from 2007 to 2008 is a culmination of previous years’ sales that are being recognized as revenues during the related periods. In addition, we ceased providing customer support outside of the contractual support periods during 2008. As a result, we no longer recognized revenues for sales in which we did not have VSOE for support services over the economic life of the product, or approximately three and a half years, and instead recognized the revenues ratably over the contractual support period, which ranged between one and three years. Therefore, the shorter periods in which the revenues were recognized resulted in an increase in the ratable products and services revenues after the change.

Costs of Revenues and Gross Margin

Total costs of revenues increased by $14.2 million, to $28.8 million in 2008 from $14.6 million in 2007 as a result of an increase in costs of product revenues of $11.3 million, to $15.3 million in 2008 from $4.0 million in 2007, and an increase in costs of ratable products and services in the amount of $2.8 million, to $13.4 million in 2008 from $10.6 million in 2007.

Gross margin increased from 8% in 2007 to 47% in 2008. In 2007, we deferred a substantial majority of our revenues from sales, which adversely impacted our gross margin in that period, because certain costs, such as operations and support personnel and related overhead, were expensed as incurred and not deferred with the associated revenues. We deferred less of our revenues from sales in 2008. To a lesser extent, our gross margin increased in 2008 as a result of an increase in the sales of our next generation of products and our economies of scale as we grew our revenues.

Operating Expenses

Our operating expenses increased by $7.5 million, or 18%, to $50.1 million in 2008 from $42.6 million in 2007.

Research and Development Expenses

Research and development expenses increased by $0.4 million, or 3%, to $12.5 million in 2008 from $12.1 million in 2007. The increase in research and development expenses was primarily due to an increase of $0.8 million in personnel costs, partially offset by a decrease of $0.2 million in the cost of engineering, testing, compliance and certifications.

Sales and Marketing Expenses

Sales and marketing expenses increased by $4.5 million, or 18%, to $30.2 million in 2008 from $25.7 million in 2007, primarily as a result of an increase of $3.0 million in personnel costs, $1.9 million in commissions and $0.3 million in travel expenses due to an increase in sales and marketing personnel. These increases were partially offset by a decrease in sales and marketing-related programs of $0.8 million.

General and Administrative Expenses

General and administrative expenses increased by $2.5 million, or 51%, to $7.4 million in 2008 from $4.9 million in 2007, primarily due to an increase of $1.5 million in personnel costs and $0.8 million in professional services.

Interest Expense, net

Interest expense, net increased by $2.3 million, to $2.4 million in 2008 from $39,000 in 2007. The increase was primarily a result of an increase in interest expense in the amount of $1.6 million due to a credit facility that we entered into in December 2007 and $0.5 million in interest expense related to our issuance of convertible promissory notes beginning in June 2008.

Other Income (Expense), net

Other income (expense), net decreased by $0.1 million, to $0.1 million in 2008 from $0.2 million in 2007.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2009. In management’s opinion, the data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(in thousands, except share and per share data)
REVENUES:
Products	$1,360	$10,239	$9,493	$8,440	$8,824	$10,933	$12,052	$13,387
Support and services	87	172	410	631	993	1,331	1,583	1,959
Ratable products and services	3,860	5,402	6,505	8,053	5,506	4,811	4,209	3,906

Total revenues	5,307	15,813	16,408	17,124	15,323	17,075	17,844	19,252

COSTS OF REVENUES:
Products	881	5,471	4,764	4,202	3,494	4,263	4,495	5,080
Support and services	12	21	42	48	93	147	355	281
Ratable products and services	3,477	3,087	3,409	3,403	2,639	2,503	2,119	2,310

Total costs of revenues	4,370	8,579	8,215	7,653	6,226	6,913	6,969	7,671

Total gross profit	937	7,234	8,193	9,471	9,097	10,162	10,875	11,581

OPERATING EXPENSES:
Research and development	3,544	3,327	3,051	2,605	2,385	2,315	2,386	2,932
Sales and marketing	7,406	8,598	7,759	6,446	6,359	6,258	6,106	7,039
General and administrative	1,938	1,801	1,888	1,759	1,668	1,796	1,854	1,540

Total operating expenses	12,888	13,726	12,698	10,810	10,412	10,369	10,346	11,511

Income (loss) from operations	(11,951)	(6,492)	(4,505)	(1,339)	(1,315)	(207)	529	70
Interest expense, net	(298)	(511)	(765)	(791)	(704)	(424)	(384)	(313)
Other income (expense), net	54	52	35	(33)	(72)	(1,648)	(5,057)	(7,670)

Loss before provision from income taxes	(12,195)	(6,951)	(5,235)	(2,163)	(2,091)	(2,279)	(4,912)	(7,913)
Provision for income taxes	52	52	53	52	49	49	49	44

Net loss	$(12,247)	$(7,003)	$(5,288)	$(2,215)	$(2,140)	$(2,328)	$(4,961)	$(7,957)

Net loss per share of common stock, basic and diluted	$(3.27)	$(1.62)	$(1.17)	$(0.47)	$(0.44)	$(0.48)	$(1.00)	$(1.56)

Shares used in computing net loss per share of common stock, basic and diluted	3,750,091	4,332,985	4,537,246	4,739,667	4,850,878	4,879,100	4,942,043	5,108,333

Comparisons of our revenues from period to period are affected by the timing of when we ceased providing customer support outside of the contractual terms and the timing of when we established VSOE for support services for sales to channel partners or customers during 2007, 2008 and 2009. In the second quarter of 2008, we established VSOE for support services for all sales to distributors, which resulted in a significant impact on the timing of the recognition of our revenues from the second quarter of 2008 onward.

Commencing in the second quarter of 2008, we started to experience the impact of a slowdown in general economic conditions, and as a result our product revenues declined sequentially from the second quarter of 2008 to the fourth quarter of 2008. During this same time period, our operating expenses declined sequentially as a result of improved efficiencies in our operations. Beginning in the first quarter of 2009, our product revenues and our support and services revenues began to increase sequentially through the fourth quarter of 2009 as a result of increased demand for our solution and improving general economic conditions.

Despite the growth in our total revenues during 2009, our net loss increased to a net loss of $8.0 million in the fourth quarter of 2009 from $2.1 million in the first quarter of 2009, primarily as a result of an increase of $14.2 million in the amount of the expense incurred in marking our outstanding warrants to purchase convertible preferred stock and common stock to fair value as of December 31, 2009.

We may experience seasonal fluctuations in the various markets we serve. For example, we have experienced increased demand in our second quarter associated with the purchasing decisions of customers in the education market. As a result, our operating results may vary significantly from quarter to quarter.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily with proceeds from issuances of convertible preferred stock, long-term debt and our credit facility. From 2007 through 2009, we raised an aggregate of $62.3 million from the sale of our convertible preferred stock, including amounts received through the conversion of promissory notes. We have also funded purchases of equipment and other general corporate services from 2007 through 2009 with proceeds from our long-term debt in the amount of $16.5 million and net proceeds of $6.2 million from our line of credit facility.

Our debt agreements contain certain affirmative and negative covenants, including restrictions with respect to payment of cash dividends, merger or consolidation, changes in the nature of our business, disposal of assets and obtaining additional loans. Our debt agreements also contain certain financial covenants and cross default provisions whereby a default, including a violation of covenants, under the terms of one agreement would result in a default under the other agreement. As of December 31, 2009, we were in compliance with our debt covenants. Our debt agreements are collateralized by all of our assets. In the event we fail to comply with our debt covenants, the amounts outstanding under our debt agreements would become due and payable absent a waiver by our lender, which could materially and adversely affect our liquidity.

Cash Flows from Operating Activities

Our primary uses of cash from operating activities have been for personnel-related expenditures, purchases of inventory and costs related to our facilities. We have experienced negative cash flows from operations as we continue to expand our business. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we increase spending on personnel as our business grows. Our largest source of operating cash flows is cash collections from our customers. Cash used in operating activities was $25.6 million, $23.1 million and $5.7 million in 2007, 2008 and 2009.

Cash used in operating activities of $5.7 million in 2009 reflected a net operating loss of $17.4 million, partially offset by non-cash charges of $14.2 million from charges related to our warrants as a result of the issuance of additional warrants and an increase in the fair value of the common stock underlying these warrants.

If the fair value of our common stock increases, we expect to have additional non-cash charges related to our outstanding warrants. The increase in our net operating assets and liabilities was primarily a result of a decrease of $15.1 million in deferred revenue partially offset by a decrease of $8.0 million in deferred inventory costs as we established VSOE for support services for all customers on January 1, 2009. If we maintain VSOE for support services, we expect our deferred revenue and deferred inventory costs to decrease in the near term.

Cash used in operating activities of $23.1 million in 2008 reflected a net operating loss of $26.8 million, partially offset by aggregate non-cash charges of $2.1 million and a decrease of $1.6 million in our net operating assets and liabilities. This decrease in our net operating assets and liabilities was primarily a result of a decrease of $5.4 million in deferred inventory costs, partially offset by a decrease of $3.1 million in deferred revenue due to our establishment of VSOE for support services for sales to our distributors on April 1, 2008 and a decrease of $2.1 million in accounts payable primarily due to timing of payments related to inventory purchases.

Cash used in operating activities of $25.6 million in 2007 reflected a net operating loss of $41.2 million, partially offset by aggregate non-cash charges of $0.7 million and a decrease of $14.9 million in our net operating assets and liabilities. This decrease in our net operating assets and liabilities was primarily a result of an increase of $20.5 million in deferred revenue, partially offset by an increase of $6.8 million in deferred inventory costs because we had only established VSOE for support services for sales to one of our customers. This resulted in the majority of our revenues and inventory costs being deferred. In addition, our accrued liabilities and accounts payable increased by an aggregate of $4.3 million as a result of the timing of our purchasing and payment decisions and the growth in our business.

Cash Flows from Investing Activities

Our investing activities have consisted solely of our capital expenditures and changes in restricted cash. To date, we have not had significant capital expenditures, and we do not have any significant capital expenditures currently planned.

In 2009, cash used in investing activities was $0.2 million as a result of our capital expenditures.

In 2008, cash used in investing activities was $0.5 million as a result of our capital expenditures.

In 2007, cash used in investing activities was $0.7 million as result of our capital expenditures of $0.9 million, partially offset by the release of restricted cash of $0.2 million.

Cash Flows from Financing Activities

To date, we have financed our operations primarily with proceeds from the sale of convertible preferred stock, the incurrence of long-term debt and the use of a line of credit facility. As of December 31, 2009, we had outstanding of debt of $14.3 million. We currently pay approximately $0.5 million per month on our long-term debt not including payments made on our line of credit facility, and have no current plans to accelerate the repayment of our long-term debt. We currently expect to continue to use our line of credit facility consistent with past practices.

In 2009, cash provided by financing activities was $22.0 million, primarily as a result of the receipt of $23.8 million from our sale of Series E convertible preferred stock, including the conversion of convertible promissory notes in 2009, and a net increase of $3.2 million in borrowings on our line of credit facility, partially offset by principal repayments on our long-term debt of $5.2 million.

In 2008, cash provided by financing activities was $9.5 million, primarily as a result of the receipt of $11.0 million from the issuance of convertible promissory notes and a net increase of $1.2 million in borrowings on our line of credit facility, partially offset by principal repayments on our long-term debt of $2.7 million.

In 2007, cash provided by financing activities was $44.0 million, primarily as a result of the receipt of $27.5 million from our sale of Series D convertible preferred stock, the receipt of $16.5 million from the issuance of long-term debt and a net increase of $1.8 million in borrowings on our line of credit facility, partially offset by principal repayments on our long-term debt of $2.3 million.

Capital Resources

We believe our existing cash and cash equivalents combined with the amounts available under our line of credit facility and the proceeds to us from sales of our common stock in this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, among other things, market acceptance of our products, the cost of our research and development activities and overall economic conditions.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2009:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Principal payments on debt	$11,555	$2,851	$—	$—	$14,406
Interest payments on long-term debt (1)	627	91	—	—	718
Operating lease obligations	1,010	688	—	—	1,698
Purchase commitments	3,906	—	—	—	3,906

Total	$17,098	$3,630	$—	$—	$20,728

(1)	Our outstanding long-term debt of $8.2 million bears interest at variable rates based on the lenders prime rate plus 2% to 3% ranging from 10% to 11% at December 31, 2009. These rates have been used to calculate the interest payments for the periods in the table above.

Off-Balance Sheet Arrangements

As of December 31, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our revenues are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian rupee, Euro, British pound sterling and Japanese yen relative to the U.S. dollar. To date, we have not entered into any hedging contracts. During 2009, a 10% appreciation or depreciation in the value of the U.S. dollar relative to the other currencies in which our expenses are denominated would not have had a material impact on our financial position or results of operations.

Interest Rate Sensitivity

We had cash and cash equivalents of $5.2 million and $21.3 million as of December 31, 2008 and 2009. These amounts were held primarily in cash deposits and money market funds. Cash and cash equivalents are held for working capital purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. During 2009, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

As of December 31, 2008 and 2009, the principal amount of our long-term debt outstanding, including our line of credit facility, was $16.4 million and $14.4 million. The interest rates on our long-term debt are variable and may adjust periodically based on changes in the prime rate. During 2009, a 10% appreciation or depreciation in the prime rate would not have had a material impact on our interest expense.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity, or VIE, and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective January 1, 2010. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In October 2009, the FASB issued a new accounting standard that requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB issued another new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under these new standards. Both standards will be effective in the first quarter of 2011. Early adoption is permitted. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing disclosures requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Levels I and II fair value measurements, to describe the reasons for the transfers and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact our consolidated financial statements.

BUSINESS

Overview

We provide a virtualized wireless LAN solution that cost-effectively optimizes the enterprise network to deliver the performance, reliability, predictability and operational simplicity of a wired network, with the advantages of mobility. We enable enterprises to migrate their business-critical applications from wired networks to wireless networks, and become what we refer to as All-Wireless Enterprises.

Our solution represents an innovative approach to wireless networking that utilizes virtualization technology to create an intelligent and self-monitoring wireless network. Our solution is designed to overcome the limitations of legacy wireless networking architectures that cause most enterprises to maintain two separate access networks: a wired network for business-critical applications, and a wireless network for casual use. Enterprises are now seeking to become All-Wireless Enterprises in order to improve business processes, increase workforce efficiency and respond to the evolving requirements of users. The need to transition to an All-Wireless Enterprise is becoming more urgent as wireless devices increasingly become the means by which users access applications. Our virtualized wireless LAN solution enables organizations to become All-Wireless Enterprises.

Our virtualized wireless LAN solution takes a fundamentally different architectural approach to wireless networking compared to other wireless solutions. Our solution combines wireless resources into one virtual, seamless pool, and partitions this virtual pool to match device and application requirements. The core of our virtualized wireless LAN solution is comprised of our innovative System Director™ Operating System and complementary software applications, which are coupled with our controllers and access points. These software and hardware products operate in concert to create a virtual wireless LAN that intelligently monitors, manages and directs network traffic to optimize application performance in a secure environment. Our solution is designed to be easily deployed and integrated into our customers’ existing IT infrastructure, to be easily managed and to address the wireless networking needs of enterprises of all sizes in every major market.

We were founded with the vision of enabling organizations to become All-Wireless Enterprises. We began commercial shipments of our products in 2003. Our products are sold worldwide primarily through VARs and distributors, and have been deployed by over 2,700 customers in 36 countries.

Industry Background

Growing Demand for Wireless Networks

As enterprises have deployed wireless networks, many have maintained both wired and wireless networks, which has resulted in significant complexity and high cost. Both networks have been maintained, because wireless networks, while convenient, have generally not been able to provide the performance, reliability, predictability and security that enterprises require for their business-critical applications. As such, enterprises have retained a wired network for business-critical applications in order to ensure reliable access to these applications. Due to the rapid growth of Wi-Fi-enabled devices and increased user expectations, the strategic need of enterprises to increase business process efficiency, the rationalization of IT budgets and new, higher-performing wireless networking standards, enterprises are seeking ways to improve the performance and cost-effectiveness of their wireless networks.

As more enterprises seek to leverage the benefits of an all-wireless infrastructure, we intend to capitalize on the significant opportunity presented by both the wireless networking market and the wired networking market, which is commonly referred to as the network switching market. These markets are large and robust, and we believe that the size of these markets along with other trends, will provide us an opportunity for sustained long-term growth:

•	The enterprise market for wireless LAN equipment is expected to grow from $1.9 billion in 2009 to $3.6 billion in 2013;[1] and the network switching market is expected to reach $16.0 billion in 2013.[2]

•	There were 557.4 million mobile office workers worldwide in 2009.[3]

•	In 2009, worldwide shipments of laptop computers are estimated to exceed shipments of desktop computers for the first time in history.[4]

We believe that we are at the beginning of a cycle where enterprises are shifting from wired to wireless networks for access to their business-critical applications, including voice, video and data, and that this transition of organizations to All-Wireless Enterprises represents a material upgrade cycle. This shift presents us with a significant opportunity, because our solution has been designed specifically to enable organizations to become All-Wireless Enterprises.

We believe there are four main factors driving the transition to the All-Wireless Enterprise:

•

Growing Number of Wireless Devices and Increased User Expectations – The number of Wi-Fi-enabled devices used in enterprise wireless LANs is expected to grow from 115 million in 2009 to 432 million by 2013, representing a compound annual growth rate of 39%.[5] These wireless devices are increasingly being used to access business-critical applications; and users increasingly expect seamless mobility, performance and reliability from their wireless networks.

•

Drive for Greater Business Process Efficiency – Enterprises increasingly view wireless networks as a means to deliver better service to their customers and increase the productivity of their workforces. These enterprises are shifting from the casual use of wireless networks to the strategic use of wireless networks for all business-critical applications, including converged applications such as voice, video and data. Organizations in markets such as healthcare, education, hospitality, manufacturing and retail are increasingly using wireless networks to access business-critical applications. As enterprises find innovative ways to utilize wireless networks to serve customer needs and improve worker productivity, they are requiring networks that can support their demanding requirements.

•

Rationalization of IT Budgets – IT departments are under pressure to deliver a high level of performance and support in a cost-effective manner. IT departments are also expected to find ways to make their wireless networks more reliable in the face of increasing user demand to use wireless devices to access applications. The combination of growing demands on IT departments to improve operating performance and increasing pressure on IT budgets is causing enterprises to seek cost-effective, high-performance and reliance all-wireless networking solutions.

1.	Gartner, Forecast: Enterprise Wireless LAN Equipment, Worldwide, 2005-2013, 4Q09 Update, December 2009.
2.	Gartner, Forecast: Enterprise Ethernet Switches, Worldwide: 2007-2013, 4Q09 Update, December 2009.
3.	IDC, Worldwide Mobile Worker Population 2007-2013 Forecast, December 2009. IDC defines mobile office workers as employees who are mobile within an office or campus environment, home-based workers and workers whose jobs require them to travel outside their primary office.
4.	IDC, Worldwide PC 2009-2013 Forecast Update, November 2009.
5.	Gartner, Dataquest Insight: Factors Driving the Worldwide Enterprise Wireless LAN Market, 2005-2013, June 2009.

•

Catalyst Provided by a New Wireless Communication Standard – The performance capabilities of the 802.11n standard, a wireless communication standard recently ratified by IEEE, are significantly superior to those of previous wireless standards, and can exceed the performance capabilities of widely-deployed wired access networks. The net data rate, or the rate at which information can be sent over the network, of the 802.11n standard is significantly higher than the net data rates of the widely-deployed wired access networks and of the predecessor 802.11a/b/g wireless standards. Enterprises are increasingly realizing that wireless networks designed to optimize the 802.11n standard can deliver the capacity and performance to support their business-critical applications, and are seeking to transform their organizations into All-Wireless Enterprises.

The combination of these forces has resulted in the need for wireless networks to deliver the performance, reliability, predictability, operational simplicity and security of wired networks.

The Limitations of Legacy Wireless Networking Architectures

We believe that other widely-deployed wireless networking solutions are fundamentally similar to one another in their architectures, and that they struggle to deliver the performance, reliability and predictability of wired networks at scale, and to maximize the cost efficiencies that wireless networking has the potential to provide. Other wireless networking solutions are based on architectures that do not coordinate and do not efficiently optimize the resources of the wireless network, and we believe that they are not adequate to support applications that depend on data being delivered within a prescribed time period, or latency-sensitive applications in an environment with a high density of wireless devices.

Most other wireless networking solutions are delivered via microcell architecture. Microcell architecture involves setting up a wireless network coverage area made up of small, independent cells of different radio frequencies, channels, emitted from uncoordinated access points, each of which is a hub. In hub technology, multiple wireless devices access a shared connection and these devices independently and randomly compete to utilize these shared radio frequency, or RF, resources.

The use of hub technology delivered via microcell architecture has fundamental limitations that make it difficult for a wireless network to operate in a predicable and reliable manner to meet the growing demands of enterprises. In microcell architecture, individual wireless devices determine the access point at which they connect to the network; and the access points do not communicate or coordinate with one another. Due to this lack of coordination, the entire network is unable to efficiently allocate appropriate resources to meet the demands of devices and applications. This problem is further exacerbated as the number of wireless devices grows and the applications accessed by these devices become more latency-sensitive and bandwidth-intensive.

As the density of user devices increases, the microcell architecture attempts to expand the capacity of the wireless network by adding more access points into a coverage area. However, regardless of the number of access points within the network, the performance of the wireless network may be compromised if too many devices elect to connect to the same access point. In addition, microcell architecture results in overlapping pools of RF as the number of access points grows. To mitigate these effects, the access points are set to different RF channels and transmit power may be reduced in order to reduce interference between access points. This degrades the effectiveness of the network connection and the overall performance of the wireless network.

Microcell architecture was developed for networks running 802.11a/b/g standards, and is unable to leverage fully the superior performance capabilities offered by the recently ratified 802.11n standard. Microcell-based solutions were designed for the static and uniform signal shapes of the 802.11a/b/g standards. However, the 802.11n signal is dynamic and non-uniform. As a result, networks using microcell architecture struggle to deliver predictable wireless coverage and minimize interference in these networks. This, coupled with the inability to optimize network traffic, prevents these other wireless networking solutions from fully leveraging 802.11n’s superior capabilities.

As a result of the limitations inherent to legacy wireless networking architectures, we believe enterprises have retained their wired networks for business-critical applications, and have deployed these other wireless networks to provide users with some of the convenience of wireless communications. Consequently, users and enterprises are not able to realize the full benefits that a wireless network can deliver.

The architectural limitations of other wireless networking solutions can result in the following consequences for users:

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Unreliable Access to Applications – In other wireless networking solutions, wireless devices remain in control of their own connections to the network, which often leads to wireless devices selecting an access point that may provide unreliable service. Further, as users move through an enterprise, their wireless devices must disconnect from one access point and connect to another access point, and application performance may suffer. These deficiencies may cause unreliable connections to the wireless network.

•

Inadequate Performance – Other wireless networking solutions that are based on hub technology are unable to deliver the performance of wired networks at scale, particularly for latency-sensitive and bandwidth-intensive applications. Users are increasingly demanding better performance in order to maximize the competitive advantages that mobility can provide.

•

Suboptimal Delivery of Converged Applications – Other wireless networking solutions struggle to deliver network connections that allow users to effectively run converged applications, such as voice, video and data, on a wireless network. As a result, users become less productive than they otherwise can be in a mobile environment.

The architectural limitations of other wireless networking solutions can result in the following consequences for enterprises:

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Inability to Realize the Full Benefits of Business-Critical Applications – Enterprises may be reluctant to run business-critical applications over a wireless network because of the unreliable and unpredictable performance of other wireless networking solutions. This may limit the efficiency of the enterprise’s workforce because each user may need to retain a wired connection to the network in order to access business-critical applications.

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High Infrastructure Costs – Enterprises often maintain two separate access networks as a result of the limitations of other wireless networking solutions, resulting in greater infrastructure costs. Other wireless networking solutions typically require expensive and detailed site surveys and configuration efforts in order to deploy a wireless network.

•

High Operational Expenses – The need to operate both a wired and wireless network increases the expenses and complexity of network management. Other wireless networking solutions also may require periodic site surveys and the physical redeployment of access points on an ongoing basis in order to maintain the network in response to changes in the enterprise environment. These factors result in greater demands on IT departments and could result in high operational expenses.

•

Inefficient Scalability – In order to scale, other wireless networking solutions can require enterprises to perform expensive and detailed site surveys, physical redeployment of existing installed access points and new channel plans for incremental increases in network capacity.

Our Solution

Our virtualized wireless LAN solution is designed to cost-effectively meet the increasing demands of users and enterprises for a wireless network that delivers the performance, reliability, predictability and operational simplicity of a wired network, with the advantages of mobility. Our solution represents an innovative approach to wireless networking that utilizes virtualization technology to create a wireless network that is unimpeded by the architectural deficiencies of other wireless networking solutions. We have developed a wireless networking solution that enables enterprises to migrate their business-critical applications to a wireless network, and to become All-Wireless Enterprises.

Our solution combines wireless resources into one virtual, seamless pool and partitions this virtual pool to match device and application requirements. Our use of virtualization technology for wireless networking has enabled us to deliver a solution that cost-effectively optimizes the enterprise network. Our System Director™ Operating System limits the ability of the wireless device to select which physical access point to use, and instead shifts control of network connections to the wireless network infrastructure. When a wireless device enters the enterprise and attempts to connect with the wireless network, it is presented with a unique virtual connection point.

Further, our virtualized wireless LAN solution enables the network to monitor itself and provide predictive and proactive diagnosis of issues affecting network service. Our solution also provides comprehensive and centralized wireless management. It represents a new approach to wireless network management, using continuous recording of key network events, as well as data collection and analysis to reduce the time spent by IT personnel troubleshooting user issues and minimize user downtime. Our solution offers access to real-time and cumulative performance metrics for both individual wireless user devices and access points, as well as the network as a whole. From a single interface, which can be accessed remotely, IT personnel can engage in focused and deep analysis of the entire wireless network, and view activity details at each level of the infrastructure: controllers, access points and individual wireless user devices.

Our solution is based on our System Director, embedded with Virtual Cell™ and Virtual Port™ technologies. Our System Director coordinates all of the components of our solution, including our access points and controllers. Our software, controllers and access points are designed to be easily deployed and integrated into existing IT infrastructure. Our solution is designed to be easily managed and scalable across enterprises of all sizes. In addition, it provides comprehensive security capabilities to ensure that the wireless network is at least as secure as a wired network. It has been deployed by enterprises in many markets, such as education, healthcare, hospitality, manufacturing and retail. We have achieved significant success among enterprises in these markets, which have been at the forefront of the transition from using wireless networks for casual use to using wireless networks for strategic advantages.

Our solution optimizes the wireless enterprise network to cost-effectively deliver the performance, reliability, predictability and operational simplicity of a wired network.

Our virtualized wireless LAN solution is designed to deliver the following benefits to users:

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Reliable Access to Applications – Our solution places control of wireless connections with the network instead of the wireless device. Through our virtualization process, our solution ensures that each wireless device, whether stationary or in motion, is optimally connected to the network, and provides a reliable experience for users regardless of the device or application they are using.

•

High Performance – Our solution is designed specifically to leverage the capabilities of the recently ratified 802.11n wireless communication standard; and the performance of wireless networks using our solution can surpass the performance delivered by widely-deployed wired access networks.

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Enhanced Ability to Run Converged Applications – The performance, reliability and predictability of our solution enable a wired-like experience that allows users to access their business-critical applications, including voice, video and data, on their wireless devices.

Further, enterprises can realize the following benefits by deploying our solution:

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Ability to Maximize the Benefits of Business-Critical Applications – We deliver a reliable and predictable solution that enables enterprises to run business-critical applications over a wireless network. By enabling their workforces to run business-critical applications in a mobile environment, enterprises can better serve their customers and increase the productivity of their workforces.

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Reduced Infrastructure Costs – Our solution enables enterprises to significantly reduce their network infrastructure expenses. Our solution enables enterprises to deploy a wireless network without expensive and detailed site surveys and configuration efforts. Further, we believe that creating new wireless connections is significantly less capital-intensive than creating new wired connections, because less hardware and labor is required to provide network connectivity. Additional cost savings are realized as enterprises add or move employees. Moreover, our solution typically requires fewer access points than other wireless networking solutions, thereby reducing the hardware and labor costs associated with installing a wireless network.

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Lower Operational Expenses – Our solution enables enterprises to significantly reduce their network infrastructure operational expenses. It reduces the need for maintenance and management of a wired network. Our solution also reduces the need for periodic site surveys and the physical redeployment of existing installed access points on an ongoing basis. Our solution coordinates the access points allowing them to operate at peak transmit power, thus achieving a greater range of coverage, and typically requires fewer access points than other wireless solutions. Our solution is engineered so that each access point consumes energy more efficiently than access points in other wireless networking solutions. This reduces the overall power consumption of the network and reduces ongoing operational expenses. All of these factors enhance an IT department’s ability to maintain and manage the network in a cost-effective manner.

•

Efficient Scalability – Our solution has been designed to easily increase the network’s capacity in response to the changing needs of the enterprise. In order to expand the wireless network coverage areas, an enterprise deploying our solution can easily add access points as necessary. For increases in the capacity of a wireless network, an enterprise operating our solution can easily add another RF channel and deploy additional access points on that added RF channel. With our solution, unlike with other wireless networking solutions, typically there is no need to re-survey the enterprise’s facilities or physically redeploy existing installed access points, which can significantly reduce the labor and material expenses of building out a wireless network.

Our Growth Strategy

Our goal is to become the leading provider of wireless networking solutions for the enterprise. Key elements of our strategy include:

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Increasing Awareness of Our Brand and Solution – We intend to continue to promote our brand and the effectiveness of our virtualized wireless LAN solution. We also intend to expand market awareness of the strategic benefits and cost-savings of becoming an All-Wireless Enterprise. We expect to increase our sales and marketing activities with both our partners and customers through targeted marketing programs.

•	Expanding Adoption across Markets – To date, we have focused on markets that have begun the transition from using wireless networks for casual use to using wireless networks for strategic advantages. These markets include education, healthcare, hospitality, manufacturing and retail. We intend to continue to increase our sales within these markets and expand the use of our solution into new markets, such as the federal government.

•	Expanding Distribution – We intend to expand and leverage our relationships with our VARs and distributors to extend our market penetration and geographic reach.

•

Extending Our Technological Advantage – We believe that we currently offer a wireless LAN solution unlike any other widely-deployed wireless networking solution in the market today, with a virtualized networking architecture that is fundamentally different than the legacy networking architectures used in other solutions. We intend to enhance our position as a leader in wireless networking through continued technological innovation.

•	Enhancing Our Solution – We plan to enhance our current solution to address our customers’ evolving application and deployment requirements.

Technology

Our virtualized wireless LAN architecture integrates our proprietary software on industry-standard hardware and protocols. In order to achieve wired-like performance, reliability, predictability and operational simplicity in a wireless network, our System Director™ Operating System integrates two key technologies: Virtual Cell™ and Virtual Port™.

Virtual Cell – A Virtual Cell is created when wireless resources from multiple physical access points are pooled together to provide the abstraction of a single access point to a wireless device, with each physical access point operating on the same radio channel and offering identical services. This pooling completely masks the identities of individual access points from the perspective of users and their wireless devices. The physical access points become indistinguishable to wireless devices which only see one common network connection. The entire Virtual Cell has one common identity, and the wireless device effectively connects to the Virtual Cell and not to individual access points. As a wireless device moves, our System Director determines the best physical access point to serve the device and seamlessly migrates the wireless device to the appropriate access point.

The graphic below shows RF coverage using microcell architecture compared to our Virtual Cell technology.

The use of Virtual Cell technology can provide a number of key advantages over legacy wireless network architectures:

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Predictable Service through Network Control – In legacy wireless network architectures, the wireless device remains in control of its connection to the network and is allowed to make connection decisions based on its own needs, which can degrade the overall performance of the network. In a Virtual Cell, the network controls the connection decision for each device, ensuring optimum use of the network resources, independent of the hardware, software, or settings of the device. Virtual Cell technology converts wireless service from a device-controlled network to a network-controlled system, increasing the predictability of service available to each wireless device.

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Stable Coverage – The design of legacy wireless architectures requires that neighboring access points be placed on different channels to mitigate interference. This approach creates a complex optimization problem of ensuring that there are no gaps in wireless coverage while simultaneously minimizing coverage overlap between access points on the same channel—a difficult problem to solve since coverage is practically impossible to predict accurately. Virtual Cell takes a fundamentally different approach by pooling all access points together on the same channel. Our System Director coordinates each device’s access to the network, and through this coordination, mitigates interference across access points. Using this approach, coverage issues are solved by simply adding access points to the Virtual Cell.

•

Cost Reductions from Fewer Access Points – Unlike with legacy wireless architectures, where the RF transmit power of access points is typically lowered to reduce interference, with Virtual Cell all access points operate at peak power, and thus achieve a greater range of coverage. We believe this approach results in more robust wireless coverage and also reduces the number of access points in the network.

•

Rapid and Cost-Effective Deployment – The deployment of other wireless networks involves the cumbersome and iterative process of placing and tuning access points in an effort to maximize wireless coverage and minimize interference. This often requires detailed and expensive site surveys and configuration efforts. By pooling wireless resources without having to consider whether access points are poorly spaced, Virtual Cell allows enterprises to deploy wireless networks more quickly and at lower cost than alternate approaches. Wireless network deployment with Virtual Cell is more closely related to simple “painting” of the coverage area than to careful placing and adapting of access points. Our Virtual Cell technology allows enterprises to react quickly to significant increases in the number of wireless devices and to changes in the physical layout of a particular location by adding access points as necessary. Virtual Cell technology enables enterprises to avoid expensive and detailed site surveys and reconfiguration efforts often required to adapt to these changes on networks deploying other wireless networking solutions.

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Efficient Network Redundancy – In order to support business-critical applications over a network, enterprises require redundancy in the network infrastructure. We believe pooling wireless resources provides the most effective method for providing redundancy on a wireless network. Unlike legacy wireless architectures, which utilize multiple channels to provide basic coverage, a Virtual Cell occupies only one channel, leaving the remaining channels available. Adding a second Virtual Cell on one of these available channels instantly doubles the capacity of the network, and also provides a redundant channel.

Virtual Port – Within the Virtual Cell, our System Director assigns each wireless device a unique identifier and a dedicated virtual link to the network, which we refer to as a Virtual Port. The Virtual Port allows our System Director to allocate resources to each individual device taking into account that particular device’s unique network needs and the applications running on that device. The Virtual Port remains with each wireless device for the life of its connection to the network, even as the wireless device moves. This allows the wireless network to deliver a dedicated and customized wireless service for each device. At the same time, our System Director continues to optimize the overall performance and reliability of the network.

Generating a unique Virtual Port for each wireless device can provide a number of key benefits:

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Optimized Allocation of Resources – Virtual Port allows our System Director to optimize the allocation of network resources among devices, thereby ensuring that the service for a device is not impacted by the behavior of any other device. This provides wire-like predictability and the ability to support diverse wireless devices.

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Improved Support for Converged Applications – Virtual Port provides an effective method for controlling the quality of service parameters for each device and application, thereby enabling the network to support multiple types of applications, including latency-sensitive voice and video applications.

•

Enhanced Mobility – The Virtual Port always follows the wireless device and the associated network policies throughout the network. Our System Director seamlessly migrates the connection and associated network policies of the device to whichever physical access point can optimally service that device, thus providing the user with a predictable connection to the network.

Products

We provide a virtualized wireless LAN solution that is built around our System Director™ Operating System, which runs on our controllers and access points. We offer additional products designed to deliver centralized network management, predictive and proactive diagnostics, as well as enhanced security. Our products allow enterprises to leverage their investments in their existing IT infrastructures.

Meru System Director Operating System

Our System Director Operating System forms the core of our virtualized wireless LAN solution and is the common software foundation that runs on our scalable range of controllers and our line of Wi-Fi-certified wireless access points. It provides centralized coordination and control of all the access points on the network and delivers a set of services for application-aware optimization of the network, comprehensive security, high availability, flexible deployment and simple operations.

•

Application-Aware Optimization – Our System Director monitors and classifies applications being accessed by wireless devices on the network to optimize the performance of these applications over our virtualized wireless LAN. This enables our solution to support a high density of wireless devices and deliver wired-like performance for business-critical applications, such as voice, video and other latency-sensitive applications like medical telemetry.

•

Comprehensive Security – Our System Director delivers firewalling and policy enforcement of centralized security policies that manage network access by application type, by device and by user. Our System Director also provides strong authentication and encryption using the industry-standard WPA2 protocol, integration with enterprise authentication and authorization infrastructure, as well as guest access management for temporary users. Additional security features embedded within our System Director include wireless intrusion detection and mitigation capabilities, as well as user access logging and accounting capabilities.

•	High Availability – Our System Director includes a redundancy feature that increases the availability of the wireless network in a cost-effective manner. It allows one of our controllers to serve as a backup to multiple controllers, providing cost-effective redundancy. Controller redundancy increases the reliability of wireless networks by mitigating the failure of a controller in the network. Our System Director also allows an additional layer of access points to be easily added by deploying an additional channel, providing another cost-effective redundancy alternative.

•

Flexible Deployment – Our System Director has numerous capabilities that allow for the flexible deployment of a wireless network. It supports the deployment of access points and controllers anywhere within an enterprise’s global infrastructure from headquarters to branch offices. Our System Director allows access points to connect to an enterprise’s existing network infrastructure wirelessly instead of through a wired connection, which is commonly referred to as having wireless mesh capabilities. This, in turn, allows enterprises to lower the costs of installation and increase deployment flexibility by being able to install access points without wire. In addition, remote access point functionality allows enterprises to extend the enterprise wireless network to the home offices of telecommuters, eliminating the need for separate virtual private networking.

•

Simplified Operations – Our System Director simplifies the ongoing operation of wireless networks. It allows all management and security policies for the entire wireless network to be centrally configured and administered. Our System Director enables predictive and proactive diagnosis of service problems and rapid troubleshooting by recording and replaying network events. In addition, our System Director integrates with third-party enterprise IT management systems through industry-standard protocols.

Meru Controllers

We provide a family of scalable Meru controllers that run our System Director and work in conjunction with our access points to provide high performance and reliable network service to wireless devices. Our controllers synchronize access points to optimize the user experience and manage all traffic on the network.

Our family of controllers, summarized in the following table, is designed to meet the scale and performance needs of different sized networks from small branch offices or small enterprises to large campus environments or enterprise headquarters. All of the controller platforms run our System Director Operating System and each controller delivers a common set of capabilities independent of the size of the network.

	MC5000	MC4100	MC3000	MC1500
Maximum Number of Access Points	1,500	300	150	30
Typical Deployment	Headquarters, Large Campus	Regional Office, Large Campus	Mid-sized Enterprise, Branch Office	Small Enterprise, Remote Office

Meru Access Points

Our 802.11a/b/g/n industry-standard, Wi-Fi-certified access points provide network connectivity for wireless devices. They are typically deployed in ceilings within buildings, and they automatically discover and connect to our controllers, providing wireless service to users based on the centralized policies configured for the network. Our access points also monitor the network and gather information that is used to provide enhanced security, centralized network management, and proactive and predictive diagnostic capabilities.

We provide a comprehensive line of 802.11a/b/g/n industry-standard access points that can be combined with a set of external antennae to support different coverage needs. We have access point models for deployment indoors and outdoors.

Meru E(z)RF Application Suite

The Meru Networks ® E(z)RF™ Application Suite enables enterprises to configure, monitor, troubleshoot, secure and operate our virtualized wireless LAN solution. Each of the following software applications can be purchased separately:

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E(z)RF Network Manager – Our E(z)RF Network Manager provides a comprehensive, centralized wireless management and troubleshooting system designed to lower the total cost of ownership for an organization. It provides centralized management through network visualization, configuration, wireless performance dashboards and fault management. From a single interface, IT managers can rapidly view activity details at each level of the infrastructure: controllers, access points and individual wireless devices. It offers access to real-time and cumulative performance metrics covering both individual wireless devices or access points and the network as a whole. It is a highly scalable platform representing a new approach to wireless LAN management, using continuous recording of key network events, as well as data collection and analysis to reduce the time spent by IT personnel troubleshooting user issues and to minimize user downtime.

•

E(z)RF Service Assurance Manager – Our E(z)RF Service Assurance Manager is designed to deliver end-to-end service assurance for the network and the applications that run on the wireless network. It creates virtual devices on existing access points, which actively inject traffic over the air to test and verify the performance of the network. This allows the system to quickly isolate faults or potential issues, whether they occur in the wireless network or in the backend wired infrastructure even before users experience them.

•

E(z)RF Location Manager – Our E(z)RF Location Manager provides the capability to automatically track the physical location of thousands of wireless devices, including wireless-enabled laptops and PDAs, wireless VoIP handsets as well as unauthorized access points. It also has the capability to create security policies based on enterprise-defined parameters, and it provides an application programming interface that enables integration with third-party business process applications, such as asset tracking.

•

E(z)RF OnTheGo – Our E(z)RF OnTheGo provides customized dashboards on mobile devices, such as smartphones, allowing IT personnel to monitor and manage the network from any location in the world with a Wi-Fi or cellular connection.

Security Applications

We also provide a number of hardware and software security solutions that allow constant monitoring and defense against security breaches. Each of the following security applications can be purchased separately:

•

RFBarrier™ – Our RFBarrier is designed to provide security around the perimeter of a building to prevent eavesdropping from outside the building. This product consists of access points running the RFBarrier software module and special antennae that are able to mask specific signals, rendering them invisible outside the perimeter of a facility.

•

AirFirewall™ – Our AirFirewall is designed to intercept and block unwanted communications as they are transmitted over the air, stopping them before they reach the network. It prevents unauthorized access to the network, while leaving authorized services unaffected.

•

Security Gateway SG1000 – Our Security Gateway SG1000 is a centralized system designed to meet the exacting demands of the Federal Information Processing Standard, or FIPS, 140-2 Level 3 security required by federal government agencies and other security-conscious organizations as they broadly adopt wireless LANs. It secures our entire wireless LAN to the FIPS 140-2 standard.

Support and Services

We offer customer support and services based on the deployment needs of our customers. We offer service contracts in varying lengths of up to five years.

MeruAssure™, our customer support offering, maximizes and protects our customers’ wireless LAN investment with comprehensive services and support. By helping to keep network operations running efficiently, MeruAssure minimizes disruption to business operations, combining incident detection, investigation and diagnosis with the monitoring, recovery and resolution needed to support business-critical network resources. Our customer support offering provides our customers with software upgrades, online access to our knowledge database of technical information related to our virtualized wireless LAN solution and access to our customer service personnel. In order to better serve our customers, we have support centers in Sunnyvale, California and Bangalore, India and an outsourced support center in Chennai, India available to respond live 24 hours a day, every day. Our customers also receive Tier 1 support through our VARs.

In addition, we provide professional services to our customers. Our professional service offerings help our customers extract additional strategic value from our virtualized wireless LAN solution. With a team of experienced engineers and consultants, our professional services organization assists enterprises in deploying and operating our solution. We offer a variety of professional service engagements to meet the varying needs of our customers.

We also train our VARs and offer training to our customers. Our training department conducts basic and advanced courses online, onsite at customer locations and at our training facility in Sunnyvale, California. In addition to our standard training programs, we offer different levels of Meru certification programs, which certify participants upon successful completion of the program covering our products and wireless technologies.

Customers

Our virtualized wireless LAN solution has been deployed by over 2,700 customers in 36 countries worldwide in many markets, including education, finance, government, healthcare, hospitality, manufacturing, retail, technology, telecom, transportation and utilities. Our solution is deployed in a wide range of enterprises, from smaller enterprises with single locations to large global enterprises.

We derived 82%, 71% and 72% of our revenues from sales to customers located in the United States in 2007, 2008 and 2009, respectively, and 18%, 29% and 28% of our revenues from international sales in 2007, 2008 and 2009, respectively.

Sales and Marketing

We sell our products and support worldwide primarily through VARs and distributors. These channel partners help market and sell our products and services to a broad array of enterprises and allow us to leverage our sales force. In some cases, we support our VARs’ market development efforts through contributions to their marketing spending.

Our sales force is responsible for managing sales within each of our geographic territories. As of September 30, 2009, we had sales personnel located in the Americas, Europe, Middle East and Africa (EMEA) and the Asia Pacific region.

Our marketing activities consist primarily of public relations, demand generation, direct marketing, website operations, technology conferences, trade shows, seminars and events, advertising and promotions.

Research and Development

Our continued investment in research and development is critical to our business. We have assembled a team of engineers with expertise in various fields, including networking technologies, applications, wireless communications, and network and systems management. Our research and development team is based in Sunnyvale, California and Bangalore, India. We staff our development projects with engineers in both locations and operate our research and development team as an integrated unit. We have invested significant time and financial resources into the development of our System Director Operating System and related software and hardware products. We plan to expand our product offerings and solutions capabilities in the future and plan to dedicate significant resources to these continued research and development efforts.

Operations

We outsource manufacturing of our hardware products from original design manufactures, or ODMs, and contract manufacturers, or CMs. Our ODMs and CMs are responsible for sourcing all the components included in our hardware products. We perform rigorous in-house quality control testing to ensure the reliability of our products. We outsource the warehousing and delivery of our products to a third-party logistics provider in the U.S. for worldwide fulfillment.

Competition

The wireless networking market is highly competitive and continually evolving. We believe that we compete primarily on the basis of providing a comprehensive solution that delivers high-performing, reliable and predictable wireless networking solutions in a cost-effective manner. We believe other principal competitive factors in our market include the ability to provide quality customer service and support, the ease with which a wireless network can be initially deployed and scaled to meet an enterprise’s needs, the interoperability of a wireless network with a wide range of devices, the ability to provide appropriate levels of security and the ability to bundle wireless products with other networking offerings. We generally compete favorably with our competitors; however, many of our actual and potential competitors enjoy substantial competitive advantages over us, such as greater name recognition, more products and services and substantially greater financial, technical and other resources.

Our primary competitors include Cisco Systems, primarily through its wireless networking business unit, Aruba Networks, Motorola through its acquisition of Symbol Technologies and Hewlett-Packard through its acquisition of Colubris Networks. We also face competition from a number of smaller private companies.

Intellectual Property

Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted two U.S. patents, which will expire in 2022 and 2026. We have 29 non-provisional patent applications pending in the U.S. Patent and Trademark Office. Our registered trademark in the U.S. is Meru Networks.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. We also incorporate certain generally available software programs into our products pursuant to license agreements with third parties.

We are party to a non-exclusive license agreement with Atheros Communications whereby we license certain technology that we incorporate into our access points. Atheros Communications is our only supplier of this technology. In the event our license agreement with Atheros Communications is terminated, we would be required to redesign some of our products in order to incorporate technology from alternative sources, and any such termination of the license agreement and redesign of certain of our products could materially and adversely affect our business. This license agreement with Atheros Communications automatically renews for successive one-year periods unless the agreement is terminated prior to the end of the then-current term.

Employees

As of December 31, 2009, we had 242 employees in offices across the Americas, Europe, the Middle East and Asia. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

We have approximately 44,000 square feet of office space in Sunnyvale, California pursuant to a lease that expires in March 2011. We also lease approximately 15,000 square feet for a research and development facility in Bangalore, India pursuant to a lease that expires in November 2012. We have a right to extend our lease in Bangalore until November 2015. We also maintain customer service centers and sales offices in multiple locations worldwide. We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

For a breakdown of our long-lived assets by geographical area, please see Note 13 to our consolidated financial statements.

Legal Proceedings

We are subject to various claims arising in the ordinary course of business. Although no assurance may be given, we believe that we are not presently a party to any litigation of which the outcome, if determined adversely, would individually or in the aggregate be reasonably expected to have a material and adverse effect on our business, operating results, cash flows or financial position.

Third parties have from time to time claimed, and others may claim in the future, that we have infringed their past, current or future intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes to our products or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business, results of operations, cash flows and financial position.

MANAGEMENT

Executive Officers, Other Key Employees and Directors

Our executive officers, other key employees and directors, and their ages and positions as of February 1, 2010 are as set forth below:

Name	Age	Position
Executive Officers
Ihab Abu-Hakima	54	President, Chief Executive Officer and Director
Dr. Vaduvur Bharghavan	40	Founder, Chief Technical Officer and Director
Brett White	46	Chief Financial Officer
Glenn Cross	52	Senior Vice President of Worldwide Sales, Service and Support

Key Employees
Kamal Anand	45	Senior Vice President of Corporate Development and Strategy
Ram Appalaraju	49	Senior Vice President of Marketing
Katherine Mancuso	56	Vice President of Human Resources
Keith Matasci	50	Vice President of Operations
Richard Mosher	41	Vice President and General Counsel
Sarosh Vesuna	50	Vice President of Business Development

Directors
Harold Copperman (2)	62	Director
Tom Erickson (1)	48	Director
Charles Kissner (2)(3)	62	Director
Nicholas Mitsakos (2)	50	Director
Barry A. Newman (1)(3)	51	Director
Andre Turenne (2)	48	Director
William Quigley (1)(3)	45	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Ihab Abu-Hakima has served as our President and Chief Executive Officer since January 2005. Prior to joining us, Mr. Abu-Hakima served as Vice President of Sales and Corporate Development at Proxim Corporation, a broadband wireless systems provider, from 2002 to 2004, and Vice President of Marketing and Business Development at Western Multiplex Corporation, a broadband wireless systems provider, from 2000 to 2002. Mr. Abu-Hakima also worked at Silicon Graphics, Inc., a manufacturer of high-performance computing solutions from 1990 to 1996 and 1997 to 1999 where he rose to the position of Vice President and General Manager. He also worked at Pictra, Inc., a digital photo sharing company, from 1996 to 1997, and at Liveknowledge.com, an internet-based knowledge exchange, from 1999 to 2000. Mr. Abu-Hakima also worked at Hewlett-Packard Company, a technology company, and at the Bechtel Corporation, a construction and engineering company. He holds a B.S. in Electrical Engineering, with honors, and an M.B.A. from McGill University in Montreal, Canada.

Dr. Vaduvur Bharghavan is one of our Founders and has served as our Chief Technology Officer since February 2002. Prior to co-founding Meru, Dr. Bharghavan founded Bytemobile Inc., a mobile internet solution provider, in 2000, where he served as Chairman and Chief Technology Officer. From 1995 to 2000, he was on the faculty of the Electrical and Computer Engineering Department at the University of Illinois at Urbana-Champaign. Dr. Bharghavan holds a B.Tech in Computer Science from the Indian Institute of Technology at

Madras and an M.S. and Ph.D. in Computer Science from the department of Electrical Engineering and Computer Science at the University of California, Berkeley.

Brett White has served as our Chief Financial Officer since December 2007. Prior to joining us, Mr. White served as Chief Financial Officer at Fortinet, Inc., a network security appliances provider, from 2005 to 2007, at Corio, Inc., a software application service provider, from 2002 to 2005; and at KANA Software, Inc., a software company, from 2001 to 2002. Mr. White also worked at Oracle Corporation, a business software company, from 1989 to 1999, where he rose to the position of Vice President of Finance. Mr. White holds a B.A. in Business Economics with honors from the University of California, Santa Barbara.

Glenn Cross has served as our Senior Vice President of Worldwide Sales, Service and Support since September 2009. From November 2007 to August 2009, Mr. Cross served as Executive Vice President of Worldwide Sales for Secure Computing Corporation, a computer security appliances provider, and then Senior Vice President of Worldwide Network Security Sales for McAfee, Inc., a software and computer security company, when it acquired Secure Computing, Inc. in 2008. From November 2005 to November 2007, he served as Executive Vice President for Global Sales at SurfControl Plc., a software company; and from May 2004 to November 2005, he was the Senior Vice President of Worldwide Sales for Nuance Communications, Inc., a software company. Mr. Cross holds a B.S. in Marketing and Economics from Florida Southern College.

Key Employees

Kamal Anand has served as our Senior Vice President of Corporate Development and Strategy since October 2009. From April 2003 to October 2009, Mr. Anand served as our Senior Vice President of Marketing and Strategy, Vice President of Product Management and Vice President of Sales and Marketing. Prior to joining us, Mr. Anand served as Vice President of Business Development and International Sales at Atoga Systems, a technology company from 2001 to 2003; he co-founded and served as Vice President of Marketing for NetContinuum Inc., a computer and networking security company, from 1999 to 2001; and served as Vice President of Field Marketing for FORE Systems Inc., an internet switching equipment company, from 1998 to 1999. Mr. Anand also worked as a strategy consultant at McKinsey & Co. from 1995 to 1997. Mr. Anand holds a B.E. in Mechanical Engineering and a B.S. in Computer Science from Birla Institute of Technology & Science, Pilani, India, an M.B.A. from The Wharton School of the University of Pennsylvania, and an M.S. in Computer Science from the University of Southern California.

Ram Appalaraju has served as our Senior Vice President of Marketing since October 2009. Prior to joining us, Mr. Appalaraju was Vice President of Marketing at Isilon Systems Inc., a storage system and software provider, from November 2008 to November 2009. From November 2006 to November 2008, Mr. Appalaraju was Vice President of Marketing for Azul Systems, Inc., a computer appliance manufacturer. From 1995 to 2006, Mr. Appalaraju was Vice President of Marketing at Hewlett-Packard Company, a technology company. Mr. Appalaraju holds a B.S.E.E. from the University of Madras, India, and a M.S.E.E. from Northeastern University.

Katherine Mancuso joined us in December 2009 as our Vice President of Human Resources. From May 2005 to March 2009, Ms. Mancuso served as Vice President of Worldwide Human Resources for Interwoven Inc., an enterprise software company. Interwoven was acquired by Autonomy Corporation plc, an enterprise software company, in March 2009 and Ms. Mancuso continued in her role as Vice President of Worldwide Human Resources for Autonomy until November 2009. From February 2001 to May 2005, Ms. Mancuso served as a Senior Director of Human Resources for Phoenix Technologies Ltd., a global software company.

Keith Matasci has served as our Vice President of Operations since July 2007. Prior to joining us, Mr. Matasci served as Vice President of Operations for Terayon Communications Systems, Inc., a provider of digital video solutions for broadcasters, from December 2003 to July 2007. From 2000 to 2003, Mr. Matasci was Vice President of Operations for CoSine Communications Inc., a developer of managed service platforms; and

from 1987 to 2000 he served as Vice President of Customer Service at Silicon Graphics, Inc., a provider of high performance computing platforms. Mr. Matasci holds a B.S. in Engineering Technology and Mechanical Engineering from California Polytechnic State University, and an honorary M.S. in Engineering Management from California Polytechnic State University.

Richard Mosher has served as our Vice President and General Counsel since November 2009. From November 2007 to November 2009, Mr. Mosher served as Vice President and General Counsel for Ingres Corporation, an open source database company formed by a divestiture from CA, Inc. Prior to working at Ingres, from 2006 until 2007, Mr. Mosher served as Vice President and General Counsel of SNOCAP, Inc., a digital music licensing company. From 2000 to 2006, Mr. Mosher was Vice President and General Counsel for Intellisync Corporation (formerly known as Pumatech, Inc.), a mobile device software company, through the acquisition of Intellisync by Nokia Corporation. Mr. Mosher worked from February 2006 through June 2006 with Nokia Corporation, a technology company, following its acquisition of Intellisync. Mr. Mosher holds a B.A. in Political Science from the University of California, San Diego and a J.D. from the University of the Pacific.

Sarosh Vesuna has served as our Vice President of Business Development since January 2008. Prior to joining us, Mr. Vesuna served as Senior Director of Strategy and Business Development for Motorola Inc., a technology company, from January 2007 to January 2008. From February 1998 to January 2007, Mr. Vesuna served as Senior Director of Strategy and Business Development at Symbol Technologies Inc., a mobile data capture and delivery company. Mr. Vesuna holds a B.S.E.E. from the University of Bombay and an M.S.E.E. from Pennsylvania State University.

Board of Directors

Harold Copperman has served as one of our directors since January 2010. Mr. Copperman has served as the President and Chief Executive Officer of HDC Ventures, Inc., a management and investment group focusing on enterprise systems, software, and services, since March 2002. From January 2001 to March 2002, Mr. Copperman was a consultant and a private investor. From 1993 to 1999, Mr. Copperman served as Senior Vice President and Group Executive at Digital Equipment Corp. Mr. Copperman also has held various executive positions at JWP, Inc., Commodore Business Machines, Inc. and Apple Computer, Inc. He also spent 20 years at IBM Corporation, where he held a variety of sales, marketing and executive positions. Mr. Copperman serves on the Board of Directors of ID Systems, Inc., a provider of RFID wireless solutions for tracking high-value assets. He received a B.S. in Mechanical Engineering from Rutgers University and served as a Captain in the U.S. Army.

Thomas Erickson has served as one of our directors since 2004. Mr. Erickson has served as a co-founder and general partner of BlueStream Ventures, a venture capital firm, since 2000. From 1990 to 2000, Mr. Erickson worked as a network technology analyst for Dain Rauscher Wessels and its predecessor Wessels, Arnold & Henderson. Mr. Erickson holds a B.A. in Mathematics from St. Olaf College and an M.B.A. from the Kellogg School of Management at Northwestern University Kellogg School of Management. He is a Chartered Financial Analyst.

Charles Kissner has served as one of our directors since January 2010. Mr. Kissner has served as the chairman of Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.), a global provider of wireless transmission solutions, since January 2007 where he served as chief executive officer from July 1995 to May 2000 and from October 2001 to May 2006. Prior to joining Aviat Networks, Mr. Kissner was Vice President and General Manager of M/A-Com, Inc. a manufacturer of radio and microwave communications products, President and CEO of Aristacom International, Inc., a communications software company, Executive Vice President of Fujitsu Network Switching, Inc., and he held a number of executive positions at AT&T. Mr. Kissner also serves on the Board of Directors of Shoretel, Inc., a voice-over-IP business systems company and SonicWALL, Inc., a provider of network security solutions. Mr. Kissner serves on the board of Northern California Public

Broadcasting and the Dean’s Advisory Board of the Leavey School of Business at Santa Clara University. Mr. Kissner holds a B.S. in Industrial Management and Engineering from California State Polytechnic University and an M.B.A. from Santa Clara University.

Nicholas Mitsakos has served as one of our directors since 2002. Since 1989, Mr. Mitsakos has served as the Chairman and CEO of Arcadia Holdings, Inc., an investment firm focused on private equity and venture capital globally. He has also served as a senior advisor to Sardis Capital, a London-based merchant bank since 2003, and to Franklin Templeton China, in Shanghai, China, since 2001, and Templeton International, since 1996. He holds B.S. degrees in Computer Science and Microbiology from the University of Southern California and an M.B.A. from Harvard University. He taught at UCLA’s Anderson School of Business from 1992 to 1998, and is also on the board to UCLA’s Center for Cerebral Palsy at the UCLA Medical School.

Barry A. Newman has served as one of our directors since June 2006. Mr. Newman is a Managing Director at NeoCarta Ventures, a venture capital firm, which he joined in July 2006. Mr. Newman served as a Vice Chairman of the Technology Group at Bear, Stearns and Co. Inc. from 2001 to 2004, the Head of Global Technology Corporate and Investment Banking for Banc of America Securities L.L.C. and its predecessor Nationsbanc Montgomery Securities LLC from 1999 to 2001 and as the head of Global Technology Corporate finance at Salomon Brothers and Salomon Smith Barney from 1996 to 1999. Mr. Newman holds a B.S. degree in both Chemical Engineering and Life Sciences from the Massachusetts Institute of Technology, an M.B.A. and a J.D. from Stanford University and an L.L.M. (Taxation) from NYU.

Andre Turenne has served as one of our directors since 2002. Mr. Turenne is a Senior Vice President of D. E. Shaw & Co., L.P., a global investment and technology development firm, and an executive of the D. E. Shaw group’s venture capital unit. Prior to joining the D. E. Shaw group in June 2006, Mr. Turenne was a managing director of NeoCarta Ventures, Inc., a venture capital investment firm, from 2001 to May 2006. From 1996 to 2000, he served as senior manager of strategic investments at Intel Capital, the venture capital unit of Intel Corporation. Mr. Turenne received his B.S. in Engineering from Rensselaer Polytechnic Institute, and his M.B.A. from Northeastern University.

William Quigley has served as one of our directors since 2002. Mr. Quigley is a Managing Director at Clearstone Venture Partners, a venture capital firm. He joined Clearstone shortly after its formation in 1999, from Mid-Atlantic Venture Funds, where he served as an investor and Kauffman Fellow. He holds a B.S. in Accounting, with honors, from the University of Southern California and he received his M.B.A., with distinction, from Harvard Business School.

Board Composition

Our board of directors is currently composed of nine members, seven of whom are independent. Our restated certificate of incorporation and bylaws provide that the number of our directors, which is currently nine members, shall be fixed from time to time by a resolution of the majority of our board of directors. Each director holds office until his successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Committees

Audit Committee The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Our audit committee is comprised of Thomas Erickson, Barry A. Newman and

William Quigley, each of whom is a non-employee member of our board of directors. We believe that each member of our audit committee meets the requirements for independence and financial literacy under the applicable requirements of the SEC rules and regulations. William Quigley is our audit committee financial expert as currently defined under SEC rules.

Compensation Committee. After completion of this offering, the compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and will administer our stock option plans and employee stock purchase plan. Our compensation committee will also oversee our corporate compensation programs. Our compensation committee is currently comprised of Harold Copperman, Charles Kissner, Nicholas Mitsakos and Andre Turenne. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations.

Nominating and Corporate Governance Committee. After completion of this offering, the nominating and corporate governance committee will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The members of the nominating and governance committee are Charles Kissner, Barry Newman and William Quigley. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee currently complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, and the SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. In 2009, Nicholas Mitsakos and Andre Turenne served as members of our compensation committee.

Director Compensation

Prior to 2010, our directors did not receive any cash or stock-based compensation for their services as members of our board of directors or any committee of our board of directors. However, we are reviewing and considering future proposals regarding board compensation.

The aggregate number of shares subject to stock options outstanding at December 31, 2009 for each director is as follows:

Name	Aggregate Number of Stock Options Outstanding as of December 31, 2009
Nicholas Mitsakos	147,344

Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The primary goal of our executive compensation program is to ensure that we hire and retain talented and experienced executives who are motivated toward achieving or exceeding our short-term and long-term corporate goals. We design our compensation programs for our named executive officers to serve the following purposes:

•	to reward them for sustained financial and operating performance and leadership excellence;

•	to align their interests with those of our stockholders; and

•	to encourage them to remain with us for the long-term.

Role of the Compensation Committee and Management

Our compensation committee of our board has overall responsibility for advising the board of directors regarding the compensation of our named executive officers. Members of the compensation committee are appointed by our board. The compensation committee makes its compensation recommendations based on input from our Chief Executive Officer and Chief Financial Officer and the judgment of its members based on their tenure and experience. The board of directors, taking into account the recommendations of the compensation committee, has the ultimate responsibility of formulating, evaluating and determining the compensation of our named executive officers, including the compensation of our Chief Executive Officer. Following this offering, we anticipate our compensation committee will be primarily and ultimately responsible for determining the compensation program for our named executive officers.

Competitive Market Data and Use of Compensation Consultants

As part of our preparation to become a public company, in late 2009, our board of directors retained Compensia, Inc., or Compensia, an independent compensation consulting firm, to advise on executive compensation. Compensia compiled a peer group of companies against which to assess the three key components comprising our named executive officers’ compensation: base salary, cash bonus and equity incentives. This peer group consisted of the following publicly-traded companies:

Acme Packet

Adaptec

Airvana

ArcSight

Aruba Networks

Compellent Technologies

Echelon

Isilon Systems

Network Equipment Tech

Neutral Tandem

Occam Networks

OPNET Technologies

PCTEL

ShoreTel

Smith Micro Software

Sourcefire

Sycamore Networks

VASCO Data Security

To date, we have not formally benchmarked total executive compensation or individual compensation elements against this peer group, nor aimed to set total compensation, or any compensation element, at a specified level as compared to the companies in this peer group. Our board of directors and compensation committee are in the process of evaluating certain elements of our compensation program for 2010.

Elements of Compensation

In 2008 and 2009, the three main elements to our compensation program were base salary, long-term equity compensation in the form of stock options and a cash bonus incentive plan.

Base Salary

We pay each named executive officer a base salary based on the experience, skills, knowledge and responsibilities required of such officer. Base salaries are initially set when a named executive officer joins us, and they represent the amounts that we believe are necessary to attract and retain such individual, along with the factors described below. We believe base salaries are an important element in our overall compensation program because base salaries provide a fixed element of compensation that reflects job responsibilities and value to the company.

The base salaries of our named executive officers were initially set at the time they joined us based on the following:

•	nature and responsibility of the position and the base salary at the executive’s former position;

•	expertise of the individual executive;

•	competitiveness of the market for the executive’s services based on the substantive judgment of the board of directors; and

•	recommendations of the Chief Executive Officer and Chief Financial Officer, except in the case of their own compensation.

Adjustments are made to the base salaries of our named executive officers based on periodic evaluations that take into account the factors listed above and overall company performance (without any reference to a specific goal). In 2009 we did not make any adjustments to the base salaries of our Chief Executive Officer, our Chief Financial Officer or our Chief Technology Officer as the board of directors believed the base salary levels were sufficient to satisfy our compensation objectives.

Our Senior Vice President, Worldwide Sales joined us in September 2009. In connection with his employment, it was determined, after considering the factors noted above, he would be entitled to a base salary of $225,000.

Long-Term Equity Compensation

We currently provide our named executive officers with long-term equity compensation through our 2002 Stock Incentive Plan, pursuant to which we grant employees and consultants options to purchase shares of our common stock. We believe that providing our named executive officers with an equity interest in the company brings their interests in line with that of our stockholders and that the vesting of those equity interests encourages those named executive officers to remain with us for the long term. Our board of directors does not apply a rigid formula in allocating stock options to our named executive officers. Our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive, and the cash-based compensation received by the named executive officer. Typically, our named executive officers are granted options upon joining us and are granted additional options from time to time as determined by our board of directors.

In 2008, our board of directors awarded our Chief Executive Officer additional stock options after considering his relative equity interest in our company. In 2008, our Board offered all employees the opportunity to exchange their options that had exercise prices in excess of the then fair market value for new options with exercise prices at then current fair market value if they agreed to forfeit any vesting on those options that had already accrued. Our Chief Financial Officer along with 10 other employees elected to participate in this program.

In September 2009, the board of directors granted our named executive officers additional options to purchase our common stock in connection with refresh option grants to a large number of our employees. These grants to our named executive officers were intended to meet the board’s objective of aligning the interests of our employees with those of our stockholders. The board of directors granted our Chief Executive Officer, our Chief Financial Officer and our Chief Technology Officer options to purchase approximately 1.9%, 0.8% and 1.7%, respectively, of our total outstanding stock on a fully diluted basis as of September 30, 2009, which brought their collective equity interest, should they purchase all of the shares underlying options granted to them, to approximately 8.5%. The board believed that this was an appropriate level of ownership to motivate these executives to execute our business and financial plan. In addition to considering each executive’s relative ownership interest in our company in determining the size of these option grants, the board also considered the functional role and responsibility of each executive’s position, the importance of such position within the organization, and the relative ease or difficulty of identifying and hiring a well-qualified candidate to assume the individual’s role. The board determined that our Chief Executive Officer should have the greatest equity interest in the company relative to our other executives and employees as he oversees all functions within our company.

In September 2009, our Senior Vice President, Worldwide Sales was granted an option to purchase 750,000 shares in connection with him joining us.

In February 2010, the board of directors decided to grant our Chief Executive Officer options to purchase 2,300,000 shares, our Chief Financial Officer options to purchase 100,000 shares and both our Chief Technology Officer and Senior Vice President, Worldwide Sale options to purchase 450,000 shares. While the board of directors does not formally benchmark its grant of equity awards, in determining the size of these option grants, the board of directors took into account information prepared by Compensia, which indicated the level of total ownership of our named executive officers was below the 50th percentile of late-stage pre-IPO companies. The board of directors also considered the past and potential future contributions of each of its named executive officers along with each officer’s existing equity ownership.

In setting the vesting schedule for the February 2010 grants, our board of directors determined that 50% of the total number of shares granted in February 2010 to these executives would vest in accordance with our standard time-based vesting provisions and 50% of the total number of shares would vest upon the achievement of certain performance targets, or the Performance Options. The board of directors decided to subject 50% of the total number of shares to performance-based vesting due in part of its belief that performance should be a significant factor in our overall equity compensation program. The performance criteria for the vesting of the Performance Options requires a certain revenues per share target level be achieved by 2012. If the criteria is met, the Performance Options will vest in full on the date on which our independent registered public accounting firm issues its report on our consolidated financial statements for the fiscal year ending December 31, 2012. If our revenues per share for this period equal or exceed 92% of the target, the number of shares underlying the Performance Options that vest will be equal to (i) 50% of the total number of shares underlying the Performance Options, plus (ii) a number of additional shares of the remaining 50% of the shares underlying the Performance Options based linearly on the revenues per share achieved in excess of 92% of the target up to 100% of the target. If the target is not achieved at a level of 92%, no shares underlying the Performance Options will vest and the options will terminate.

In the event of a change of control prior to vesting or termination, the Performance Options will vest in full if certain gross proceeds to our stockholders are received. If the gross proceeds target is not obtained, a portion of the options will vest so long as the minimum gross proceeds target is obtained.

Cash Bonus Incentive Plan

Our cash bonus incentive plan rewards our named executive officers for meeting and exceeding performance targets set by the board of directors based, in part, on recommendations from the compensation committee. We believe establishing specific objectives with specific compensation rewards encourages our named executive officers to perform at their highest potential.

In 2008, our board of directors adopted a cash bonus incentive plan pursuant to which our named executive officers were eligible to receive a cash bonus upon the attainment of certain quarterly revenues and gross margin targets. Under the plan, our Chief Executive Officer was eligible to receive a cash bonus of $20,000 for each quarter in which the performance criteria were met at the target level and a $20,000 cash bonus if the annual performance criteria were met at the target level. While the performance criteria and target levels were established in 2008, the cash bonus amount that our Chief Executive Officer was eligible to receive was established in March 2006 when our Chief Executive Officer’s compensation package was last reevaluated by the board of directors.

In addition, our Board set the award amounts payable to our Chief Financial Officer and Chief Technical Officer. Under the 2008 cash bonus incentive plan, our Chief Financial Officer and Chief Technical Officer, were each eligible to receive a cash bonus equal to 7% of each of their annual base salaries for each quarter in which the performance criteria were met at the target level and a cash bonus equal to 7% of each of their annual base salaries if the annual performance criteria were met at the target level.

In third quarter of 2008, the board of directors amended the performance criteria under our 2008 cash bonus incentive plan so that the only criteria was the achievement of positive operating income (exclusive of stock-based compensation). This performance criteria was met in the third quarter of 2009 and each named executive officer was awarded a $25,000 cash bonus.

For the fourth quarter of 2009, the board of directors established a new cash bonus plan. If the performance criteria for this plan is achieved at the target levels, our Chief Executive Officer will be entitled to a quarterly cash bonus equal to 12.5% of his annual base salary and each of our Chief Financial Officer and Chief Technical Officer will be entitled to a quarterly cash bonus equal to 8.75% of each of their annual base salaries. The actual amount of the bonus earned will depend upon the achievement of positive operating income (exclusive of stock-based compensation) and specified amount of bookings. Each of these factors is weighted equally and a payment may be made upon achievement of one of the targets even if both criteria are not achieved. In order for any portion of the cash bonus that is tied to our attainment of the bookings targets to be payable, a minimum threshold of 85% of the bookings target has to be achieved. For performance in excess of the target booking level, additional bonus amounts are payable.

We do not publicly disclose our booking targets because such information is an integral part of our business plan, and as such is highly confidential commercial and business information. Disclosing this target would provide competitors and other third parties with insights into our planning process and would therefore cause competitive harm. In addition, as bookings is not a GAAP number, we believe disclosure of this number may be confusing to investors. At the time the board of directors set the bookings targets it believed the targets were challenging but achievable based on its review of the company’s operating plan and their assessment of the general economic environment.

The board of directors has retained discretion to reduce the actual incentive bonus amount to be paid, or determine no bonus amount should be paid to, any named executive officer. The board does not have the discretion to increase bonuses under the cash bonus plan for any of the named executive officers. However, the board may determine to grant bonuses outside of the cash bonus plan for extraordinary performance.

In the second quarter of 2009, the board granted our Chief Financial Officer a discretionary cash bonus for his contribution to the successful closing of our Series E offering during that quarter.

Severance and change of control arrangements. In February 2010, our board of directors approved changes to our severance and change of control arrangements with our named executive officers. These changes were approved to reinforce and encourage the continued attention and dedication of members of management to their assigned duties without the distraction arising from the possibility of a change in control, and to enable and encourage management to focus their attention on obtaining the best possible outcome for our stockholders without being influenced by their personal concerns regarding the possible impact of various transactions on the security of their jobs and benefits. In addition to providing severance benefits to any named executive officer who incurs a termination of employment under certain circumstances following a change in control, the policy provides for severance payments in the event of termination without cause under circumstances not involving a change in control. These benefits are as more fully described in the section entitled “Potential Payments Upon Termination or Change in Control” below.

Other Supplemental Benefits

We provide all of our employees with a broad range of benefits, including medical and dental insurance and the opportunity to participate in the company’s 401(k) plan, which is open to all regular, full-time US employees.

Tax Considerations

Because of the limitations of Internal Revenue Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is “performance-based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the Board cannot predict how the deductibility limit may impact our compensation program in future years, it is anticipated the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the Board has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the Board intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers, or Named Executive Officers, for services rendered to us in all capacities during 2009:

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Total
Ihab Abu-Hakima	2009	$350,000	—	$1,001,559	$68,750	$1,420,309
President and Chief Executive Officer	2008	350,000	—	112,749	24,330	487,080
Dr. Vaduvur Bharghavan	2009	300,000	—	894,249	51,250	1,295,499
Founder and Chief Technical Officer	2008	300,000	—	—	25,546	325,546
Brett White	2009	278,000	$36,675	429,239	49,325	793,239
Chief Financial Officer	2008	274,330	—	342,031	22,992	639,353
Glenn Cross (3)	2009	53,654	—	268,274	20,453	342,381
Senior Vice President, Worldwide Sales

(1)	Amounts represent the aggregate expense recognized for financial statement reporting purposes for the year ended December 31, 2009. See the notes to our consolidated financial statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	The amounts in this column represent total performance-based bonuses earned for service rendered during the years ended December 31, 2008 and 2009 under our cash bonus incentive plan. Under our cash bonus incentive plan, each executive was eligible to receive a cash bonus based on achievement of certain corporate performance goals.

(3)	Mr. Cross joined us in September 2009.

Grants of Plan-Based Awards

The following table presents grants of plan-based awards to our Named Executive Officers during 2009:

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (1)	Exercise Price of Options (2)	Grant Date Fair Value of Options (3)
Name		Threshold	Target	Maximum
Ihab Abu-Hakima	9/24/2009	—	$68,750		(4)	2,800,000	$0.60	$1,001,560
Dr. Vaduvur Bharghavan	9/24/2009	—	51,250		(4)	2,500,000	0.60	894,250
Brett White	9/24/2009	—	49,325		(4)	1,200,000	0.60	429,240
Glenn Cross	9/24/2009	—	56,250		(4)	750,000	0.60	268,275

(1)	See footnotes in the “Outstanding Equity Awards at Fiscal Year-End” below for a discussion of the vesting terms of these options.

(2)	Our common stock was not publicly traded during 2009, and the exercise price of the options was determined by our board of directors on the grant date based on its determination of the fair value of our common stock on such grant date.

(3)	Amounts represent the grant date fair value of the options granted during 2009. See the notes to our consolidated financial statements for a discussion of assumptions used in determining the grant date fair value of our stock options. These amounts do not correspond to the actual value that will be recognized by the named executive officer.

(4)	There is no maximum payout for awards to this officer under our cash bonus plans.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain plan information of equity awards held by our Named Executive Officers as of December 31, 2009:

Name	Number of Securities Underlying Unexercised Options – Exercisable	Number of Securities Underlying Unexercised Options – Unexercisable (1)	Exercise Price of Options	Expiration Date of Options
Ihab Abu-Hakima	270,402	5,634	$0.10	April 15, 2015
	1,637,026	34,106	0.07	August 19, 2015
	375,000	187,500	0.09	October 26, 2016
	177,082	447,917	0.37	July 22, 2018
	174,999	2,625,001	0.60	September 24, 2019
Dr. Vaduvur Bharghavan	172,566	—	0.30	November 4, 2012
	1,764,356	—	0.07	August 19, 2015
	350,000	70,000	0.09	October 26, 2016
	156,249	2,343,751	0.60	September 24, 2019
Brett White	359,999	600,001	0.37	October 7, 2018
	74,999	1,125,001	0.60	September 24, 2019
Glenn Cross	—	750,000	0.60	September 24, 2019

(1)	Unless otherwise noted, all option grants may be exercised pursuant to a restricted stock purchase agreement prior to vesting; any shares purchased prior to vesting are subject to a right of repurchase in our favor in the event the individual ceases to provide services for any reason which right lapses in accordance with the vesting schedule of the option. This column therefore represents the unvested shares subject to the options, and the exercisable column represents the vested shares subject to the option notwithstanding the fact that the entire option is currently exercisable.

Potential Payments Upon Termination or Change of Control

Our named executive officers are entitled to the benefits and payments described below in the event their employment with us is terminated involving certain circumstances.

Severance Arrangements. Upon a termination of a named executive officer by us other than for cause at any time, such named executive officer is entitled to:

•	the payment of accrued salary and vacation;

•	continuation payments of the named executive officer’s then-current base salary for 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross); and

•

either (a) continuation of the company’s health insurance benefits until the earlier of: (i) the end of 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross) or (ii) the date the executive or executive’s eligible dependents become covered under another employer group health plan; or (b) company-paid premiums for COBRA continuation coverage for up to 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross) after the date of termination.

Change of Control Arrangements. Upon a termination of a named executive officer by us other than for cause within three month before or twelve months following a change of control, our named executive officers are entitled to:

•	the payment of accrued salary and vacation;

•

immediate acceleration of all unvested equity compensation to the extent such options are outstanding and vest based solely on services to the Company over time. Options that vest based on company performance or other metrics beyond time-based service will not accelerate unless such acceleration is set forth in the option agreement governing such option;

•	continuation payments of the named executive officer’s then-current base salary for 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross); and

•

either (a) continuation of the company’s health insurance benefits until the earlier of: (i) the end of 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross) or (ii) the date the executive or executive’s eligible dependents become covered under another employer group health plan; or (b) company-paid premiums for COBRA continuation coverage for up to 12 months (Mr. Abu-Hakima), nine months (Mr. White) or six months (Dr. Bharghavan and Mr. Cross) after the date of termination.

The following table summarizes the payments that would be made to our named executive officers upon the occurrence of a termination of employment qualifying for severance benefits or upon a change in control, assuming that each named executive officer’s termination of employment with our company occurred on December 31, 2009 or in the event that a change in control of our company occurred on December 31, 2009, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation, or (iii) acceleration of vesting of any outstanding Performance Options.

	Termination Without Cause (No Change in Control) ($)	Termination Without Cause (Within three months before or twelve months after Change in Control) ($)
Ihab Abu-Hakima
Cash Severance	$350,000	$350,000
Continued Health Benefits (1)	17,036	17,036
Acceleration of Stock Options (2)	—	414,813

Total	$367,036	$781,849

Dr. Vaduvur Bharghavan
Cash Severance	$150,000	$150,000
Continued Health Benefits (1)	8,518	8,518
Acceleration of Stock Options (2)	—	277,075

Total	$158,518	$435,593

Brett White
Cash Severance (1)	$208,500	$208,500
Continued Health Benefits (1)	12,777	12,777
Acceleration of Stock Options (2)	—	310,500

Total	$221,277	$531,777

Glenn Cross
Cash Severance	$112,500	$112,500
Continued Health Benefits (1)	8,518	8,518
Acceleration of Stock Options (2)	—	75,000

Total	$121,018	$196,018

(1)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of December 31, 2009) for the maximum period available to the named executive officer.

(2)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of a share of our common stock on December 31, 2009 ($0.70) and the per share exercise price of the accelerated option.

Option Exercises and Stock Vested

None of our named executive officers exercised stock options or had any restricted stock vest in 2009.

Retirement Plans

Except as described below, we currently have no plans that provide for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans and nonqualified defined contribution plans.

We do maintain a 401(k) plan that is tax-qualified for our employees, including its executive officers. We do not offer employer matching or other employer contribution to 401(k) plan.

Employee Benefit Plans

2002 Stock Incentive Plan

Our 2002 Stock Incentive Plan was adopted by our board of directors in July 2002 and was subsequently approved by our stockholders. The purpose of the 2002 Stock Incentive Plan is to promote the long-term success of the company and the creation of stockholder value by: encouraging our employees, directors and consultants to focus on critical long-rage objectives, encouraging the attraction and retention of our employees, directors and consultants with exceptional qualifications, and linking employees, directors and consultants directly to stockholder interests through increased stock ownership.

Our 2002 Stock Incentive Plan provides for the grant of nonstatutory stock options and restricted stock awards to our employees, directors and consultants and our subsidiaries’ employees and consultants, and incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, may be granted only to our employees and our subsidiaries’ employees. Our board of directors administers our 2002 Stock Incentive Plan. The administrator has the authority to determine the terms and conditions of the awards granted under our 2002 Stock Incentive Plan.

Since its adoption, the 2002 Stock Incentive Plan has been subsequently amended to increase the share reserve. As of December 31, 2009, 35,929,365 shares of common stock have been authorized for issuance under the 2002 Stock Incentive Plan. As of December 31, 2009 options to purchase a total of 28,474,503 shares of common stock were outstanding under the 2002 Stock Incentive Plan at a weighted average exercise price of $0.45 per share. If an option or an award to purchase restricted stock expires or is cancelled for any reason, the shares allocable to the unexercised portion of such option or award will become available for future award under the 2002 Stock Incentive Plan. If a share acquired under the 2002 Stock Incentive Plan is forfeited or repurchased, then such a share will again become available for award under the 2002 Stock Incentive Plan.

Our board of directors administers the 2002 Stock Incentive Plan. The board of directors may delegate any of its administrative functions to a committee. Subject to the provisions of our 2002 Stock Incentive Plan, the administrator has the discretionary authority with respect to the 2002 Stock Incentive Plan, including the authority to: (i) interpret the 2002 Stock Incentive Plan and any agreement thereunder, (ii) adopt and amend any rules or procedures relating to the 2002 Stock Incentive Plan, (iii) determine when and to whom awards are to be granted under the 2002 Stock Incentive Plan, (iv) determine the terms and conditions each award, including the shares subject to an award, the purchase or exercise price, and vesting terms, and (v) to amend any award, subject to any legal restrictions or the consent of the award holder. The administrator may take all other actions necessary or advisable for the administration of the 2002 Stock Incentive Plan. All actions of the administrator will be final and binding on all persons.

The administrator may grant incentive and/or nonstatutory stock options under our 2002 Stock Incentive Plan; provided that incentive stock options are only granted to employees. The exercise price of incentive stock options must be equal to or greater than 100% of the fair market value of our common stock on the date of grant and the exercise price of nonstatutory stock options must be no less than 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by an optionee who owns more than 10% of the total combined voting power of all classes of our stock, our parent or any of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The exercise price for an option may be paid in cash or cash equivalents. In addition, the administrator may allow for payment by surrender of shares, promissory note, cashless exercise, pledge or other forms of payment as may be set forth in a stock option agreement. Subject to the provisions of our 2002 Stock Incentive Plan, the administrator determines the remaining terms of the options (e.g., exercisability and vesting). The administrator may permit an optionee to exercise his or her option as to shares that have not vested, subject to the Company’s right to repurchase any shares unvested as of the optionee’s termination of service at the lower of the original exercise price or the then-current fair market value of the shares. After an optionee’s termination of service, the optionee may exercise his or her option, to the extent vested as of the date of termination, for a period of no less than 30 days (or six months in the case of termination due to death or disability) following such termination, or such longer period of time specified in the individual option agreement. However, in no event may an option be exercised later than the expiration of its term. The board of directors may at any time offer to buy out an outstanding option for a payment in cash or authorize an optionee to elect to cash out an outstanding option, in either case at such time and upon such terms and conditions as the administrator establishes.

Our 2002 Stock Incentive Plan generally does not allow for options to be transferred in any manner other than by will or the laws of descent and distribution. Notwithstanding the foregoing, to the extent a stock option agreement so provides, a nonstatutory stock option may be transferred to a family member or trust to the extent permitted by applicable laws.

If any change is made in our common stock subject to the 2002 Stock Incentive Plan including a subdivision, stock dividend, dividend payable in a form other than stock that has a material effect on our shares, a combination or consolidation, a recapitalization, a spin-off or a similar occurrence, then appropriate adjustments will be made to one or more of the following: the number of shares available under the 2002 Stock Incentive Plan, the number of shares covered by each outstanding option or the exercise price under each outstanding option. In the event of our dissolution or liquidation, all outstanding options will terminate immediately prior to the consummation of such proposed transaction.

If the Company is a party to a merger or other reorganization, outstanding awards under the 2002 Stock Incentive Plan will be subject to the terms of the agreement of merger or reorganization. Such agreement may provide for one or more of the following: (i) the continuation of outstanding awards by the company, (ii) if the Company is the surviving corporation, the assumption of the outstanding awards by the surviving corporation or its parent or subsidiary, (iii) the substitution by the surviving corporation of its parent or subsidiary of its own awards for the awards under the 2002 Stock Incentive Plan, (iv) immediate exercisability or vesting and accelerated expiration of outstanding awards under the 2002 Stock Incentive Plan, or (v) settlement of the full value of the outstanding awards under the 2002 Stock Incentive Plan in cash or cash equivalents followed by cancellation of such awards.

Our board of directors may at any time amend, suspend or terminate the 2002 Stock Incentive Plan, except that the 2002 Stock Incentive Plan’s provisions for the treatment of awards upon a dissolution, liquidation or a merger may not be amended. Certain amendments which materially alter or impair the rights of existing option holders require an optionee’s consent. Our 2002 Stock Incentive Plan will automatically terminate on July 8, 2012, unless we terminate it sooner.

Upon the completion of this offering, the 2002 Stock Incentive Plan will be terminated and no shares of our common stock will remain available for future issuance under the 2002 Stock Incentive Plan. Shares that are subject to expired, terminated, cancelled or ungranted options under the 2002 Stock Incentive Plan will be available for option grants or share issuances under a new stock incentive plan after this offering is completed.

2010 Stock Incentive Plan

General. The 2010 Stock Incentive Plan was adopted by our board of directors in                      subject to stockholder approval, and will become effective upon the completion of this offering.

Administration. The 2010 Stock Incentive Plan will be administered by our compensation committee. The 2010 Stock Incentive Plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2010 Stock Incentive Plan at any time, with stockholder approval, if required.

Authorized Shares.              shares of common stock have been authorized for issuance under the 2010 Stock Incentive Plan. However, no participant in the 2010 Stock Incentive Plan can receive option grants or stock appreciation rights for more than              shares total in any calendar year, or for more than              shares total in the first year of service. The number of shares reserved for issuance under the 2010 Stock Incentive Plan will be increased on the first day of each of our fiscal years from 2011 through 2020 by the lesser of:              shares,         % of our outstanding common stock on the last day of the immediately preceding fiscal year, or the number of shares determined by the board of directors.

In addition, up to              shares subject to outstanding options under our 2002 Stock Incentive Plan on the effective date of the 2010 Stock Incentive Plan that are subsequently forfeited or terminated for any reason before being exercised will instead be available for issuance under the 2010 Stock Incentive Plan.

No participant in the 2010 Stock Incentive Plan can receive option grants, restricted shares, stock appreciation rights or stock units totaling more than an aggregate of              shares in any calendar year, except in the participant’s first year of employment in which the participant may receive equity awards totaling up to              shares. No participant in the 2010 Stock Incentive Plan may be paid more than an aggregate of $1,000,000 in cash during any calendar year with respect to equity awards that are payable in cash.

Types of Awards.

•

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under our 2010 Stock Incentive Plan, incentive stock options and nonstatutory options must be granted with an exercise price of at least 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to any holder of more than 10% or greater of the voting shares of our company must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. No incentive stock option can be granted to an employee if as a result of the grant, the employee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000. The stock option agreement specifies the date when all or any installment of the option is to become exercisable. We expect that 1/4th of the total number of shares subject to the options will vest and become exercisable 12 months after the vesting commencement date for options granted, and the remaining options will vest and become exercisable at a rate of 1/48th of the total number of shares subject to the options each month thereafter. Each stock option agreement sets forth the term of the options, which is prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to any holder of more than 10% of our voting shares), and the extent to which the optionee will have the right to exercise the option following termination of the optionee’s service with the company. Payment of the exercise price may be made in cash or cash equivalents or, if provided for in the stock option agreement evidencing the award, (i) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (ii) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (iii) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (iv) by delivering a full-recourse promissory note or (v) by any other form that is consistent with applicable laws, regulations and rules.

•

Restricted Stock. Restricted stock is a share award that may be subject to vesting conditioned upon continued service, the achievement of performance objectives or the satisfaction of any other condition as specified in a restricted stock agreement. Participants who are granted restricted stock awards generally have all of the rights of a stockholder with respect to such stock, other than the right to transfer such stock prior to vesting. Subject to the terms of the 2009 Stock Incentive Plan, the compensation committee will determine the terms and conditions of any restricted stock award, including any vesting arrangement, which will be set forth in a restricted stock agreement to be entered into between us and each recipient. Restricted stock may be awarded for such consideration as the compensation committee may determine, including without limitation cash, cash equivalents, full-recourse promissory notes or future services or services rendered prior to the award (without a cash payment by the recipient).

•

Stock Units. Stock units give recipients the right to acquire a specified number of shares of stock at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a stock unit agreement. Unlike restricted stock, the stock underlying stock units will not be issued until the stock units have vested and are settled, and recipients of stock units generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. The compensation committee may elect to settle vested stock units in cash or in common stock or in a combination of cash and common stock. Subject to the terms of the 2009 Stock Incentive Plan, the compensation committee will determine the terms and conditions of any stock unit award, which will be set forth in a stock unit agreement to be entered into between us and each recipient.

•

Stock Appreciation Rights. Stock appreciation rights may be granted independently or in combination with an award of stock options. Stock appreciation rights typically will provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the award. The exercise price of a stock appreciation right will be determined by the compensation committee, which shall not be less than the fair market value of our common stock on the date of grant. The compensation committee may elect to pay stock appreciation rights in cash or in common stock or in a combination of cash and common stock.

Other Plan Features. Under the 2010 Stock Incentive Plan:

•

Unless the agreement evidencing an award expressly provides otherwise, no award granted under the plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), other than by will or the laws of descent and distribution.

•

In the event of a recapitalization, stock split or similar capital transaction, we will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2010 Stock Incentive Plan, including the share number in the formula for automatic annual increases, the limitation regarding the total number of shares underlying awards given to an individual participant in any calendar year and the number of nonstatutory stock options automatically granted to outside directors and other adjustments in order to preserve the benefits of outstanding awards under the 2009 Stock Incentive Plan.

•

Generally, if we merge with or into another corporation, we will provide for full exercisability or vesting and accelerated expiration of outstanding awards or settlement of the intrinsic value of the outstanding awards in cash or cash equivalents followed by cancellation of such awards unless the awards are continued if we are the surviving entity, or assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•

If we are involved in an asset acquisition, stock acquisition, merger or similar transaction with another entity, the compensation committee may make awards under the 2010 Stock Incentive Plan by the assumption, substitution or replacement of awards granted by another entity. The terms of such assumed, substituted or replaced awards will be determined by the compensation committee, in its discretion.

•	Awards under our 2010 Stock Incentive Plan may be made subject to the attainment of performance criteria including cash flows, earnings per share, earnings before interest, taxes and amortization,

return on equity, total stockholder return, share price performance, return on capital, return on assets or net assets, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, return on invested capital, market segment, shares, costs, expenses, regulatory body approval for commercialization of a product or implementation or completion of critical projects.

•

The 2010 Stock Incentive Plan terminates ten years after its initial adoption, unless terminated earlier by the board of directors. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2010 Employee Stock Purchase Plan

General. Subject to stockholder approval, the board of directors adopted our Employee Stock Purchase Plan on                     , to be effective on completion of this offering. A total of              shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal year beginning in                      by the least of (i)              shares, (ii)     % of our outstanding shares of our common stock on such date, or a lesser number of shares determined by the board of directors. No annual increase will be added more than ten years after the effective date of the Employee Stock Purchase Plan.

Administration. Our 2010 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by a committee appointed by the board of directors. Employees, including our officers and employee directors, but excluding employees who would hold 5% or more of the voting shares of our outstanding common stock immediately after electing to purchase common stock under the plan, will be eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year by us. Our 2010 Employee Stock Purchase Plan will permit an eligible employee to purchase common stock through payroll deductions, which may not exceed 15% of the employee’s salary. No employee will be able to purchase more than such number of shares as may be determined by the committee with respect to a single offering period, or purchase period, if applicable. No employee will be able to receive rights to purchase shares under the Employee Stock Purchase Plan or any other stock purchase plans we may offer that accrue at a rate in excess of $              worth of our common stock valued based on the fair market value per share of our common stock at the beginning of the offering, for each calendar year in which the purchase right is outstanding. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in our Employee Stock Purchase Plan will end automatically on termination of employment with us.

Offering Periods and Purchase Price. Our Employee Stock Purchase Plan will be implemented through a series of offerings of purchase rights to eligible employees. Under the Employee Stock Purchase Plan, the committee may specify offerings with a duration of not more than      months, and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase common stock for employees participating in the offering.

The purchase price will be specified pursuant to the offering, but cannot, under the terms of the Employee Stock Purchase Plan, be less than 85% of the fair market value per share of common stock on either the last trading day preceding the offering period or on the last day of the purchase period, whichever is less.

Reset Feature. The committee may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the Employee Stock Purchase Plan, (b) the individual and aggregate participant share limitations described in the plan and (c) the price of shares that any participant has elected to purchase.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

Amendment and Termination. Our board of directors will have the right to amend, suspend or terminate the Employee Stock Purchase Plan at any time. Any increase in the aggregate number of shares of stock to be issued under the Employee Stock Purchase Plan is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors. In addition, we have entered into an indemnification agreement with our Chief Financial Officer. Prior to the closing of the offering, we plan to amend and restate our indemnification agreements with our directors and chief financial officer, and enter into indemnification agreements with our other officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers discussed above under “Management—Director Compensation” and “Executive Compensation,” the following is a description of transactions since January 1, 2006, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Sales of Convertible Preferred Stock, Class A Warrants to Purchase Common Stock and Class B Warrants to Purchase Common Stock

The following table summarizes purchases of our convertible preferred stock, Class A warrants to purchase common stock, or Class A Warrants, and Class B warrants to purchase common stock, or Class B Warrants, since January 1, 2006 by holders of more than 5% of our capital stock and their affiliated entities. None of our directors or executive officers purchased shares of our convertible preferred stock, Class A Warrants or Class B Warrants during this time period. Each outstanding share of our Series A-1 convertible preferred stock is convertible into 2.29383 shares of our common stock, each outstanding share of our Series B convertible preferred stock is convertible into 1.06226 shares of our common stock, each outstanding share of our Series C convertible preferred stock is convertible into 1.29672 shares of our common stock, each outstanding share of our Series D convertible preferred stock is convertible into 1.48151 shares of our common stock, and each outstanding share of our Series E convertible preferred stock is convertible into 1.16667 shares of our common stock upon the completion of this offering. All our outstanding convertible preferred stock will convert into 141,832,095 shares of our common stock assuming the conversion immediately prior to the closing of this offering.

	Shares of Preferred Stock			Class A Warrants	Class B Warrants	Aggregate Purchase Price
Purchasers	Series C	Series D	Series E
Executive Officers and Directors:
None	—	—	—			$—
5% Stockholders:
Clearstone Venture Partners (1)	3,927,200	2,505,526	6,487,771	3,243,888	3,243,883	$14,114,138
Vision Capital Advisors	—	—	14,239,132	7,119,566	7,119,566	$10,000,000
NeoCarta Ventures (2)	3,105,839	1,336,280	6,391,401	3,195,702	3,195,699	$10,888,617
Bluestream Ventures	3,254,919	1,224,924	5,657,559	2,828,780	2,828,779	$10,365,257
D. E. Shaw Group (3)	—	8,351,754	4,601,404	2,300,702	2,300,702	$18,231,520
Tenaya Capital (4)	5,560,774	1,172,800	2,496,172	1,248,089	1,248,083	$11,021,156
CID Group (5)	—	—	7,119,566	3,559,786	3,559,780	$5,000,000

Total	15,848,732	14,591,284	46,993,005	23,496,513	23,496,492	$79,620,688

(1)	The purchasers were Clearstone Venture Partners II-A, L.P., Clearstone Venture Partners II-B, L.P. and Clearstone Venture Partners II-C, L.P. William Quigley, a director of Meru, is affiliated with these entities.
(2)	The purchasers were NeoCarta Scout Fund, L.L.C. and NeoCarta Ventures, L.P. Barry A. Newman, a director of Meru, is affiliated with these entities.

(3)	The purchasers were D. E. Shaw Composite Side Pocket Series 5, L.L.C. and Laminar Direct Capital, L.L.C. Andre Turenne, a director of Meru, is affiliated with these entities.

(4)	The purchasers were Tenaya Capital IV, L.P., Tenaya Capital IV-C, L.P. and Tenaya Capital IV-P, L.P.

(5)	The purchasers were A&D Capital Corp., Asia Pacific Century Venture Capital Ltd., Asiagroup Worldwide Limited, C&D Capital Corp., China Power Venture Capital Co., Ltd., CID Greater China Venture Capital Fund II, L.P. and Star Pacific Worldwide Limited.

In February 2006, we sold 19,411,493 shares of Series C convertible preferred stock for $1.29 per share and received total consideration of $25.0 million. In February 2007, we sold 15,367,227 shares of Series D convertible preferred stock for $1.80 per share and received total consideration of $27.6 million. In March 2009, we sold 21,358,707 units consisting of one share of Series E convertible preferred stock, one-half of a Class A Warrant and one-half of a Class B Warrant, which we refer to as a Unit, for $0.70 per Unit and received total consideration of $15.0 million. Also in March 2009, we converted the outstanding principal balance of our outstanding convertible promissory notes in the amount of $14.2 million plus accrued interest in the amount of $0.7 million into 21,103,049 Units simultaneously with our Series E financing. In May and June 2009, we sold another 9,540,218 Units for $0.70 per Unit and received total consideration of $6.7 million.

Convertible Note and Warrant Financing with Current Investors

The convertible promissory notes referenced above which converted into Units in March 2009 were issued pursuant to a convertible note and warrant purchase agreement dated June 2008, as amended in January 2009. Under that agreement, principal and accrued interest outstanding converted into shares of Series E convertible preferred stock at a pre-determined rate calculated by dividing the total principal and accrued interest outstanding on the date of our Series E offering by the price per share paid for the shares. Therefore, the outstanding principal balance of the convertible promissory notes in the amount of approximately $14.2 million plus accrued interest in the amount of $0.7 million converted into 21,103,049 shares of the Series E convertible preferred stock and Class A Warrants and Class B Warrants to purchase an aggregate of 21,103,049 shares of our common stock. Also upon conversion of the convertible promissory notes in March 2009, we issued warrants to purchase 4,035,256 shares of our Series E convertible preferred stock to the purchasers of the convertible promissory notes in accordance with the convertible promissory note purchase agreement. Clearstone Venture Partners, NeoCarta Ventures, Bluestream Ventures, the D. E. Shaw group and Tenaya Capital participated in the convertible note and warrant financing and each, through their affiliated entities, hold more than 5% of our capital stock. These named entities purchased an aggregate of $11.6 million in convertible promissory notes, which converted into an aggregate of 17.4 million Units, and received warrants to purchase an aggregate of 3.6 million shares of Series E convertible preferred stock. On September 30, 2009, these combined investors owned an aggregate of 123.8 million shares, or 81.6% of our outstanding capital stock, on a fully diluted basis, ranging from 21% for the largest investor to 10% for the smallest investor in this group.

Related Party Transaction Policy

We intend to adopt a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of such policy.

Although we have not had a written policy for the review and approval of transactions with related persons prior to February 2010, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such a transaction was fair to the company and in the best interest of all of our stockholders. In addition, for each related party transaction described above, the disinterested directors in the context of each such transaction approved the applicable agreement and transaction.

Registration Rights Agreement

Holders of our convertible preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the convertible preferred stock. See “Description of Capital Stock—Registration Rights Agreement” for additional information.

Stock Option Grants

Certain stock option grants to our directors and related option grant policies are described in this prospectus under the caption “Management—Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, all of which we plan to amend and restate prior to the closing of the offering. In addition, we have entered into an indemnification agreement with our Chief Financial Officer. Prior to the closing of the offering, we plan to amend and restate our indemnification agreement with our Chief Financial Officer and enter into indemnification agreements with our other officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law. See “Management—Limitation on Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on February 1, 2010, immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our directors and named executive officers;

•	All of our directors and executive officers as a group; and

•	Each selling stockholder.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 147,477,099 shares of common stock outstanding at February 1, 2010, assuming the conversion of all outstanding shares of our convertible preferred stock into 141,832,095 shares of common stock, but does not reflect the exercise of any warrants or options to purchase common stock or convertible preferred stock. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of February 1, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Except as otherwise set forth below, the address of each of the persons listed below is 894 Ross Drive, Sunnyvale, CA 94089.

	Before the Offering			After Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned	Shares being sold in the Offering	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Ihab-Abu Hakima (2)	5,657,428	3.7%
Dr. Vaduvur Bharghavan (3)	5,006,922	3.3%
Brett White (4)	2,160,000	1.5%
Glenn Cross (5)	750,000	*
Nicholas Mitsakos (6)	517,341	*
Thomas Erickson (7)	25,146,232	16.3%
Barry A. Newman (8)	28,253,776	18.4%
William Quigley (9)	32,100,744	20.9%
Andre Turenne (10)	23,365,240	15.6%
Charles Kissner (11)	372,500	*
Harold Copperman (12)	372,500	*
All Executive Officers and Directors as a group (11 persons) (13)	123,702,683	65.6%

5% Stockholders:
Entities affiliated with Clearstone Venture Partners (14)	32,100,744	20.9%
Vision Opportunity Master Fund, Ltd. (15)	30,851,500	19.1%
Entities Affiliated with NeoCarta Ventures (16)	28,253,776	18.4%
Bluestream Ventures, L.P. (17)	25,146,232	16.3%
Entities affiliated with the D. E. Shaw group (18)	23,365,240	15.6%
Entities affiliated with Tenaya Capital (19)	14,898,528	10.0%
Entities affiliated with CID Group (20)	15,425,750	10.2%

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes options and warrants to purchase shares of common stock exercisable within 60 days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Consists of 5,657,428 shares subject to options which are immediately exercisable, 2,944,794 of which are subject to Meru’s right of repurchase on February 1, 2010, such right which lapses over time.

(3)	Includes 4,829,922 shares subject to options which are immediately exercisable, 2,352,918 of which are subject to Meru’s right of repurchase on February 1, 2010, which right lapses over time.

(4)	Consists of 2,160,000 shares subject to options which are immediately exercisable, 1,660,002 of which are subject to Meru’s right of repurchase on February 1, 2010, which right lapses over time.

(5)	Includes 750,000 shares subject to options which are immediately exercisable, all of which are subject to Meru’s right of repurchase on February 1, 2010, which right lapses over time.

(6)	Includes 147,344 shares subject to options which are immediately exercisable, 35,209 of which are subject to Meru’s right of repurchase on February 1, 2010, which right lapses over time.

(7)	Consists of 25,146,232 shares held by Bluestream Ventures, L.P. Mr. Erickson shares voting and dispositive power over these shares with Raj Gollamundi and Constance Paiement.

(8)	Consists of 28,253,776 shares held by entities affiliated with NeoCarta Ventures. Mr. Newman shares voting and dispositive power over these shares with Tony Pantuso, D. Jarrett Collins and Thomas Naughton. Mr. Newman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9)	Consists of 32,100,744 shares held by entities affiliated with Clearstone Venture Partners. Mr. Quigley shares voting and dispositive power over these shares with William Elkus, Jim Armstrong, Erik Lassila, Bill Gross and the board of directors of Idealab, which consists of Bill Gross, Allen Morgan, Howard Morgan, Harold F. Enright, Jr., Robert Kavner and Jack Rivkin. Mr. Quigley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein except to the extent of his limited partner interest in Clearstone Venture Partners II-C, L.P.

(10)	Consists of 23,365,240 shares held by entities affiliated with the D. E. Shaw group. Reference is hereby made to footnote 15 below.

(11)	Consists of 372,500 shares subject to an option which is immediately exercisable, all of which are subject to Meru’s right of repurchase on February 1, 2010, such right which lapses over time.

(12)	Consists of 372,500 shares subject to an option which is immediately exercisable, all of which are subject to Meru’s right of repurchase on February 1, 2010, such right which lapses over time.

(13)	Includes an aggregate of 108,865,992 shares held by Bluestream Ventures, L.P., entities affiliated with NeoCarta Ventures, entities affiliated with Clearstone Venture Partners and entities affiliated with the D. E. Shaw group, of which an aggregate of 26,797,016 shares are attributable to immediately exercisable warrants. Also includes an aggregate of 14,289,694 shares subject to options which are immediately exercisable, 8,487,923 of which are subject to Meru’s right of repurchase on February 1, 2010, such right which lapses over time.

(14)	Includes 29,423,785 shares held by Clearstone Venture Partners II-A, L.P., of which 6,561,850 shares are attributable to immediately exercisable warrants; 999,236 shares held by Clearstone Venture Partners II-B, L.P., of which 228,872 shares are attributable to immediately exercisable warrants; and 1,677,723 shares held by Clearstone Venture Partners II-C, L.P., of which 548,817 shares are attributable to immediately exercisable warrants. Mr. Quigley, a director of Meru, shares voting and dispositive power over these shares with William Elkus, Jim Armstrong, Erik Lassila, Bill Gross and the board of directors of Idealab, which consists of Bill Gross, Allen Morgan, Howard Morgan, Harold F. Enright, Jr., Robert Kavner and Jack Rivkin. Mr. Quigley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein except to the extent of his limited partner interest in Clearstone Venture Partners II-C, L.P.

(15)	Includes immediately exercisable warrants to purchase 14,239,132 shares. Subject to Meru becoming a publicly reporting company under the Exchange Act, the exercise of warrants is subject to a 9.99% beneficial ownership limitation by Vision Opportunity Master Fund, Ltd. (the “Fund”) and its affiliates. Vision Capital Advisors, LLC (the “Investment Manager”) serves as investment manager to the Fund, the direct owner of the subject securities. Adam Benowitz is the Managing Member of the Investment Manager and a Director of the Fund, and holds voting and dispositive power over the shares. Adam Benowitz and the Investment Manager disclaim their beneficial ownership of all securities reported herein, except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the shares for purposes of Section 16 of the Securities and Exchange Act of 1934 or for any other purpose. The principal address for Vision Opportunity Master Fund, Ltd. is 20 West 55th Street, Floor 5 New York, NY 10019.

(16)	Includes 2,825,351 shares held by NeoCarta Scout Fund, L.L.C., of which 733,811 shares are attributable to immediately exercisable warrants; and 25,428,425 shares held by NeoCarta Ventures, L.P., of which 6,604,343 shares are attributable to immediately exercisable warrants. Mr. Newman, a director of Meru, shares voting and dispositive power over these shares with Tony Pantuso, D. Jarrett Collins and Thomas Naughton. Mr. Newman disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(17)	Includes immediately exercisable warrants to purchase 6,495,611 shares. Mr. Erickson, a director of Meru, shares voting and dispositive power over these shares with Raj Gollamundi and Constance Paiement.

(18)	Includes 12,373,207 shares held directly by D. E. Shaw Composite Side Pocket Series 5, L.L.C.; and 10,992,033 held directly by Laminar Direct Capital, L.L.C., of which 5,623,713 shares are attributable to immediately exercisable warrants (collectively, the “Subject Shares”). Each such entity has power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares held by such entity. D. E. Shaw & Co., L.P., as investment adviser to D. E. Shaw Composite Side Pocket Series 5, L.L.C. and Laminar Direct Capital, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Anne Dinning, Julius Gaudio, Lou Salkind, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on D. E. Shaw & Co., L.P.’s behalf. As general partner of D. E. Shaw & Co., L.P., D. E. Shaw & Co., Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Neither D. E. Shaw & Co., L.P. nor D. E. Shaw & Co., Inc. owns any common stock directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any common stock directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and Laminar Direct Capital, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares. Mr. Turenne, a director of Meru, is a senior vice president of D. E. Shaw & Co., L.P. and thus may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Mr. Turenne disclaims beneficial ownership of the Subject Shares. The address for the D. E. Shaw group is 120 West Forty Fifth Street, 39th floor, New York, New York 10036.

(19)	Includes 5,759,716 shares held by Tenaya Capital IV, LP, of which 1,158,415 shares are attributable to immediately exercisable warrants; 4,471,264 shares held by Tenaya Capital IV-C, LP, of which 916,506 shares are attributable to immediately exercisable warrants; and 4,667,549 shares are held by Tenaya Capital IV-P, LP, of which 963,117 shares are attributable to immediately exercisable warrants. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul share voting and dispositive power over these shares.

(20)	Includes 308,514 shares held by A&D Capital Corp., of which 142,391 shares are attributable to immediately exercisable warrants; 498,202 shares held by Asia Pacific Century Venture Capital Ltd., of which 229,939 shares are attributable to immediately exercisable warrants; 308,514 shares held by Asiagroup Worldwide Limited, of which 142,391 shares are attributable to immediately exercisable warrants; 1,566,914 shares held by C&D Capital Corp., of which 723,190 shares are attributable to immediately exercisable warrants; 1,637,064 shares held by China Power Venture Capital Co., Ltd., of which 755,567 shares are attributable to immediately exercisable warrants; 10,798,027 shares held by CID Greater China Venture Capital Fund II, L.P., of which 4,983,697 shares are attributable to immediately exercisable warrants; and 308,514 shares held by Star Pacific Worldwide Limited, of which 142,391 shares are attributable to immediately exercisable warrants. The CID Group and its affiliates have entered into investment management agreements to manage the investment direction of the funds. Steven Chang, managing partner of the CID Group holds voting and dispositive power over shares held by these entities. Mr. Chang disclaims beneficial ownership in all shares to the extent of his pecuniary interest therein. The principal address for the entities affiliated with the CID Group is 28th Floor, No. 97, Tun Hwa South Road, Sec. 2, Taipei, 106, Taiwan, R.O.C., attention Aggie Chen and Darren Chu.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, with a par value of $0.0005 per share, of which:

•	shares will be designated as common stock; and

•	shares will be designated as preferred stock.

As of February 1, 2010, we had outstanding 110,032,788 shares of convertible preferred stock (which are convertible into an aggregate of 141,832,095 shares of common stock assuming the conversion immediately prior to the closing of this offering) and 5,645,004 shares of common stock, held of record by 176 stockholders. In addition, as of February 1, 2010, 30,162,823 shares of our common stock were subject to outstanding options, and warrants exercisable for up to an aggregate of 53,672,424 shares of our capital stock that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of the company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Registration Rights Agreement

Upon completion of this offering, the holders of an aggregate of 199,184,937 shares of our common stock that are issuable upon the exercise of all warrants and the conversion of our convertible preferred stock

(including the convertible preferred stock issued upon the exercise of all preferred warrants), assuming the conversion effective immediately prior to the closing of this offering, will be entitled to the following rights with respect to registration of the resale of such shares under the Securities Act pursuant to an Amended and Restated Registration Rights Agreement by and among us and certain of our stockholders. In addition, the holders of an additional shares of registrable securities issued or issuable upon exercise of warrants are also entitled to these rights, and certain holders of our common stock are entitled to the rights described under “Piggyback Registration Rights” below. We refer to these shares collectively as registrable securities. The rights provided in the Amended and Restated Registration Rights Agreement will only apply upon the effective time of this offering. In the event this offering does not close for any reason, the Registration Rights Agreement dated March 6, 2009 shall instead govern.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of seven years after completion of this offering, or with respect to the registration rights of an individual holder, when such holder can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption.

Demand Registration Rights – If, at any time beginning six months after the consummation of this offering, the holders of not less than 10% of the outstanding registrable securities request in writing that an amount of securities having a proposed aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. We are only obligated to effect three registrations in response to these demand registration rights of the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights – If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 Registration Rights – The holders of the registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $500,000, subject to certain exceptions. Depending on certain conditions, however, we may defer such registration for up to 90 days.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws – Our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause; and

•	provide that vacancies on our board of directors may be filled only be a majority of directors then in office, even though less than a quorum.

Delaware Anti-Takeover Statute – We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “MERU.”

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

TO NON-U.S. HOLDERS

The following discussion summarizes certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a person that for U.S. federal income tax purposes is not a partnership and is not any of the following:

•	an individual citizen or resident of the United States,

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust, if it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, administrative rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes and does not describe any non-U.S., state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including, without limitation, certain former citizens and former long-term residents, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other “pass through” entity or an investor in any such entity, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding our common stock as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Common Stock

In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock, but not below zero, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, where an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the calendar year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, as such term is defined in section 897(c) of the Code during the shorter of the five-year period ending on the date of disposition or your holding period of our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code. We believe we are not and do not expect to become a United States real property holding corporation.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30 percent of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Recent Legislative Developments

Proposed legislation recently passed by the United States House of Representatives would generally impose a 30 percent withholding tax on dividends on our common stock and the gross proceeds of a disposition of our common stock paid to (i) a foreign financial institution unless such institution enters into an agreement with the United States Treasury to collect and disclose information regarding United States account holders of such institution (including certain account holders that are foreign entities with United States owners) and (ii) a non-financial foreign entity unless such entity provides the payor with a certification identifying the direct and indirect United States owners of the entity. Under certain circumstances, a non-United States holder of our common stock may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of              shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after December 31, 2009. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 28,474,503 shares of our common stock that were subject to stock options outstanding as of December 31, 2009, options to purchase 9,880,624 shares of common stock were vested as of December 31, 2009 and will be eligible for sale at various times beginning more than 180 days following the effective date of this offering. In addition, as of December 31, 2009, we had outstanding warrants to purchase an aggregate of 53,097,374 shares of common stock and outstanding warrants to purchase convertible preferred stock which shall convert into an aggregate of 6,313,302 shares of common stock assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering we and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of 199,184,937 shares of common stock, assuming the conversion of our convertible preferred stock into common stock effective immediately prior to the closing of this offering, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Cowen and Company, LLC
JMP Securities LLC
ThinkEquity LLC

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Meru Networks, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us and the selling stockholders.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to additional                  shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus for sale to some of our employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NASDAQ Global Market Listing

We expect the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “MERU.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Entities in which attorneys and former attorneys of Pillsbury Winthrop Shaw Pittman LLP are members and a certain partner of Pillsbury Winthrop Shaw Pittman LLP beneficially own an aggregate of 48,951 shares of Meru common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is representing the underwriters in this offering.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus, have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Meru Networks, Inc.

We have audited the accompanying consolidated balance sheets of Meru Networks, Inc. and its subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, convertible preferred stock and of stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements on page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meru Networks, Inc. and its subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Burr Pilger Mayer, Inc.

San Jose, California

February 21, 2010

MERU NETWORKS, INC.

Consolidated Balance Sheets

(In thousands, except for share and per share amounts)

	December 31, 2008	December 31, 2009	Pro Forma Balance Sheet as of December 31, 2009
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,172	$21,283	$21,283
Accounts receivable, net of allowance for doubtful accounts of $368 and $430 as of December 31, 2008 and 2009	6,116	5,967	5,967
Inventory	3,582	2,833	2,833
Deferred inventory costs, current portion	8,368	4,547	4,547
Prepaid expenses and other current assets	631	1,382	1,382

Total current assets	23,869	36,012	36,012
Property and equipment, net	1,046	698	698
Deferred inventory costs	5,638	1,419	1,419
Other assets	259	283	283

TOTAL ASSETS	$30,812	$38,412	$38,412

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,150	$3,310	$3,310
Accrued liabilities	5,571	6,989	6,989
Convertible promissory notes from related parties	11,450	—	—
Long-term debt, current portion	8,058	11,447	11,447
Deferred revenue, current portion	24,812	18,864	18,864
Warrant liability	505	18,939	17,080

Total current liabilities	52,546	59,549	57,690
Long-term debt, net of current portion	8,043	2,808	2,808
Deferred revenue, net of current portion	15,425	6,248	6,248

Total liabilities	76,014	68,605	66,746

Commitments and Contingencies (Note 7)

Convertible preferred stock, $0.0005 par value — 118,476,760 shares authorized; 57,935,414 and 110,032,788 shares issued and outstanding as of December 31, 2008 and 2009; liquidation preference of $138,202 as of December 31, 2009, actual; no shares issued or outstanding, pro forma (unaudited)	94,157	125,255	—

STOCKHOLDERS’ DEFICIT:
Common stock, $0.0005 par value — 250,000,000 shares authorized; 4,834,731 and 5,385,058 shares issued and outstanding as of December 31, 2008 and 2009, actual; 147,217,153 shares issued and outstanding, pro forma (unaudited)	3	3	74
Additional paid-in capital	2,167	3,209	130,252
Accumulated other comprehensive loss	(77)	(43)	(43)
Accumulated deficit	(141,452)	(158,617)	(158,617)

Total stockholders’ deficit	(139,359)	(155,448)	(28,334)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$30,812	$38,412	$38,412

See notes to consolidated financial statements.

MERU NETWORKS, INC.

Consolidated Statements of Operations

(In thousands, except for share and per share amounts)

	Years Ended December 31,
	2007	2008	2009

REVENUES:
Products	$4,981	$29,532	$45,196
Support and services	401	1,300	5,866
Ratable products and services	10,578	23,820	18,432

Total revenues	15,960	54,652	69,494

COSTS OF REVENUES:
Products	3,996	15,318	17,332
Support and services	57	123	876
Ratable products and services	10,593	13,376	9,571

Total costs of revenues	14,646	28,817	27,779

Gross profit	1,314	25,835	41,715

OPERATING EXPENSES:
Research and development	12,052	12,527	10,018
Sales and marketing	25,687	30,209	25,762
General and administrative	4,850	7,386	6,858

Total operating expenses	42,589	50,122	42,638

Loss from operations	(41,275)	(24,287)	(923)
Interest expense, net	(39)	(2,365)	(1,825)
Other income (expense), net	178	108	(14,447)

Loss before provision for income taxes	(41,136)	(26,544)	(17,195)
Provision for income taxes	60	209	191

Net loss	(41,196)	(26,753)	(17,386)
Accretion on convertible preferred stock	(66)	(68)	221

Net loss attributable to common stockholders	$(41,262)	$(26,821)	$(17,165)

Net loss per share of common stock, basic and diluted	$(18.53)	$(6.17)	$(3.47)

Shares used in computing net loss per share of common stock, basic and diluted	2,226,978	4,344,058	4,943,911

Pro forma net loss per share of common stock, basic and diluted (unaudited) (See Note 1)			$(0.12)

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited) (See Note 1)			146,776,006

See notes to consolidated financial statements.

MERU NETWORKS, INC.

Consolidated Statements of Convertible Preferred Stock and of Stockholders’ Deficit

(In thousands, except for share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
BALANCE — January 1, 2007	42,568,187	$66,512	1,427,925	$1	$209	—	$(73,369)	$(73,159)

Sale of Series D convertible preferred stock (net of issuance costs of $89)	15,367,227	27,511	—	—	—	—	—	—
Issuance of common stock warrants	—		—	—	456	—	—	456
Accretion of stock issuance costs	—	66	—	—	—	—	(66)	(66)
Issuance of common stock upon exercise of vested stock options and vesting of stock options exercised early	—	—	2,022,254	1	173	—	—	174
Stock-based compensation	—	—	—	—	292	—	—	292
Net loss and comprehensive loss							(41,196)	(41,196)

BALANCE — December 31, 2007	57,935,414	94,089	3,450,179	2	1,130	—	(114,631)	(113,499)

Accretion of stock issuance costs	—	68	—	—	—	—	(68)	(68)
Issuance of common stock upon exercise of vested stock options and vesting of stock options exercised early	—	—	1,384,552	1	319	—	—	320
Stock-based compensation	—	—	—	—	718	—	—	718
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(77)	—	(77)
Net loss	—	—	—	—	—	—	(26,753)	(26,753)

Total comprehensive loss								(26,830)

BALANCE — December 31, 2008	57,935,414	94,157	4,834,731	3	2,167	(77)	(141,452)	(139,359)

Sale of Series E convertible preferred stock (net of issuance costs of $1,227)	52,001,974	31,249	—	—	—	—	—	—
Issuance of Series E upon settlement of litigation	95,400	70	—	—	—	—	—	—
Accretion of stock issuance costs	—	(221)	—	—	—	—	221	221
Issuance of common stock upon exercise of vested stock options and vesting of stock options exercised early	—	—	550,327	—	175	—	—	175
Stock-based compensation	—	—	—	—	867	—	—	867
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	34	—	34
Net loss	—	—	—	—	—	—	(17,386)	(17,386)

Total comprehensive loss								(17,352)

BALANCE — December 31, 2009	110,032,788	$125,255	5,385,058	$3	$3,209	$(43)	$158,617	$(155,448)

See notes to consolidated financial statements.

MERU NETWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2007	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss:	$(41,196)	$(26,753)	$(17,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	282	542	551
Stock-based compensation	292	718	867
Adjustment of fair value of warrant liability	(114)	(69)	14,230
Accrued interest on convertible promissory notes	—	450	201
Amortization of debt issuance costs	248	135	134
Bad debt expense	6	279	80
Changes in operating assets and liabilities:
Accounts receivable, net	(1,024)	829	69
Inventory	(1,705)	69	749
Deferred inventory costs	(6,785)	5,398	8,040
Prepaid expenses and other assets	(448)	276	(775)
Accounts payable	1,396	(2,141)	1,160
Accrued liabilities	2,953	259	1,522
Deferred revenue	20,516	(3,053)	(15,125)

Net cash used in operating activities	(25,579)	(23,061)	(5,683)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(931)	(536)	(203)
Restricted cash	200	—	—

Net cash used in investing activities	(731)	(536)	(203)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	571	140	161
Repurchase of shares of unvested common stock	—	(192)	—
Proceeds from issuance of convertible preferred stock and warrants, net of issuance costs	27,511	—	20,632
Proceeds from issuance of convertible promissory notes	—	11,000	3,170
Proceeds from long-term debt	20,487	6,848	23,016
Repayment of long-term debt	(4,539)	(8,314)	(24,996)

Net cash provided by financing activities	44,030	9,482	21,983

Effect of exchange rate changes on cash and cash equivalents	—	(97)	14

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,720	(14,212)	16,111

CASH AND CASH EQUIVALENTS — Beginning of period	1,664	19,384	5,172

CASH AND CASH EQUIVALENTS — End of period	$19,384	$5,172	$21,283

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$296	$1,857	$1,521

Cash paid for income taxes	$58	$88	$105

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock warrants in connection with debt financing	$456	$—	$—

Conversion of convertible promissory notes to Series E convertible preferred stock	$—	$—	$14,821

Issuance of warrant to placement agent	$—	$—	$179

Issuance of Series E convertible preferred stock and warrants in connection with legal settlement	$—	$—	$80

See notes to consolidated financial statements.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements

Years Ended December 31, 2007, 2008 and 2009

1. Business and Summary of Significant Accounting Policies

Business — Meru Networks, Inc. (“Meru”) was incorporated in Delaware in January 2002. Meru and its wholly owned subsidiaries (collectively, the “Company”) develop and market a virtualized wireless LAN solution. The Company’s solution is built around its System Director Operating System which runs on its controllers and access points. The Company offers additional products designed to deliver network management, diagnostics and security. The Company also offers support services related to its products, professional services, and training. Products and services are sold through value added resellers, and distributors, as well as through Meru’s sales force.

The Company has incurred significant losses since inception, including net losses of $41.2 million, $26.8 million and $17.4 million during the years ended December 31, 2007, 2008 and 2009. In addition, the Company used cash flows from operating activities of $25.6 million, $23.1 million and $5.7 million during the years ended December 31, 2007, 2008 and 2009. As of December 31, 2009, the Company had an accumulated deficit of $158.6 million. The Company expects to incur significant expenses to develop products and expand its business. If the Company fails to generate sufficient revenues, it may be required to modify, delay, or abandon some of its future expansion or expenditures, which could have a material adverse effect on the business, operating results, financial condition, and ability to achieve its intended business objectives.

Basis of Presentation — The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Meru and its wholly owned subsidiaries. The Company has wholly owned subsidiaries in India and Japan. All of the Company’s subsidiaries use their local currency as their functional currency. All intercompany transactions and balances have been eliminated.

Use of Estimates — The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include implicit service periods for revenue recognition, litigation and settlement costs, other loss contingencies, sales returns and allowances, allowance for doubtful accounts, inventory valuation, reserve for warranty costs, valuation of deferred tax assets, fair value of common stock, stock-based compensation expense, and fair value of warrants. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. The Company assesses these estimates on a regular basis; however, actual results could materially differ from those estimates.

Unaudited Pro Forma Balance Sheet — The pro forma balance sheet as of December 31, 2009 presents the Company’s consolidated balance sheet as though all of the Company’s convertible preferred stock outstanding had automatically converted into shares of common stock upon the completion of a qualifying initial public offering of the Company’s common stock. In addition, the pro forma balance sheet assumes the reclassification of the portion of the warrant liability related to warrants to purchase shares of convertible preferred stock to additional paid-in capital upon completion of a qualifying initial public offering of the Company’s common stock. The portion of the warrant liability related to common stock warrants is not assumed to be reclassified because a qualifying initial public offering of the Company’s common stock would not impact the classification of such warrants.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Certain Significant Risks and Uncertainties — The Company is subject to certain risks and uncertainties that could have a material and adverse effect on the Company’s future financial position or results of operations, which risks and uncertainties include, among others: it has a limited operating history, it may experience fluctuations in its revenues and operating results, any inability of the Company to compete in a rapidly evolving market and to respond quickly and effectively to changing market requirements, any inability of the Company to increase market awareness of its brand and products and develop and expand its sales channels, the continued development of demand for wireless networks, its long and unpredictable sales cycle, declining average sales prices for its products, varying gross margins of its products and services, any inability of the Company to forecast customer demand accurately in making purchase decisions, its reliance on channel partners to generate a substantial majority of its revenues and the potential failure of these partners to perform, any inability of the Company to protect its intellectual property rights, claims by others that the Company infringes their proprietary technology, new or modified in regulations related to its products, and any inability of the Company to raise additional funds in the future.

Concentration of Supply Risk — The Company relies on third parties to manufacture its products, and depends on them for the supply and quality of its products. Quality or performance failures of the Company’s products or changes in its manufacturers’ financial or business condition could disrupt the Company’s ability to supply quality products to its customers and thereby have a material and adverse effect on its business and operating results. Some of the components and technologies used in the Company’s products are purchased and licensed from a single source or a limited number of sources. The loss of any of these suppliers may cause the Company to incur additional transition costs, result in delays in the manufacturing and delivery of its products, or cause it to carry excess or obsolete inventory and could cause it to redesign its products. The Company relies on a third party for the fulfillment of its customer orders, and the failure of this third party to perform could have an adverse effect upon the Company’s reputation and its ability to distribute its products, which could adversely affect the Company’s business.

Concentration of Credit Risk — Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in fixed-income securities with financial institutions and invests in only high-quality credit instruments. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Credit risk with respect to accounts receivable in general is diversified due to the number of different entities comprising the Company’s customer base and their location throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains reserves for estimated potential credit losses.

As of December 31, 2008, one distributor customer accounted for 20% of the Company’s gross accounts receivable. As of December 31, 2009, the same distributor customer accounted for 19% and another distributor customer accounted for 32% of the Company’s gross accounts receivable.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Our customers representing greater than 10% of revenues for the periods presented were as follows (in percentages):

	Years ended December 31,
Customers	2007	2008	2009
Customer A	*	15	21
Customer B	*	13	14
Customer C	11	*	*
Customer D	35	13	*

*	Less than 10%

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand, balances with banks, and highly liquid investments in money market funds, commercial paper, government securities, certificates of deposit and corporate debt securities.

Fair Value of Financial Instruments — Due to their short-term nature, the carrying amounts of the Company’s financial instruments reported in the consolidated financial statements, which include cash, cash equivalents, accounts receivable and accounts payable, approximate fair value. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the long-term debt approximates fair value.

As a basis for determining the fair value of certain of the Company’s assets and liabilities, the Company established a three-tier value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s financial assets that are measured at fair value on a recurring basis consist only of cash equivalents. The Company’s liabilities that are measured at fair value on a recurring basis consist of the warrant liability and a penalty provision.

All of the Company’s cash equivalents, which include money market funds, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices. The Company does not have any Level II instruments, or instruments valued based on other observable inputs. The Company’s warrant liability and penalty provision are classified within Level III of the fair value hierarchy.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

As of December 31, 2008 and 2009, the Company’s fair value hierarchy for its financial assets and liabilities was as follows (in thousands):

	December 31, 2008				December 31, 2009
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets:
Money market funds	$2,928	$2,928	$—	$—	$6,598	$6,598	$—	$—

Liabilities:
Warrant liability	$505	$—	$—	$505	$18,939	$—	$—	$18,939
Penalty provision	—	—	—	—	150	—	—	150

The changes in the value of the warrant liability and penalty provision during the years ended December 31, 2007, 2008 and 2009 were as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Fair value — beginning of period	$688	$574	$505
Issuances	—	—	4,264
Change in fair value	(114)	(69)	14,320

Fair value — end of period	$574	$505	$19,089

The valuation of the warrants and the penalty provision are discussed in Note 8.

Foreign Currency — The Company’s non-U.S. subsidiaries in India and Japan use the local currency as their functional currency. The assets and liabilities of the non-U.S. subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive loss within stockholders’ deficit. Income and expense accounts are translated at average exchange rates during the year. Transaction gains and losses were not material during the years ended December 31, 2007, 2008 and 2009.

Inventory — Inventory is stated at the lower of cost or market value. Inventory is determined to be salable based on a demand forecast within a specific time horizon, generally one year or less. Inventory in excess of salable amounts and inventory which is considered obsolete based upon changes in existing technology is written off. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that new cost basis.

Channel Inventory — Products shipped to distributors are considered channel inventory until acceptance provisions are met and return rights lapse. The Company includes channel inventory within inventory on the consolidated balance sheets.

Deferred Inventory Costs — Deferred inventory costs represent the unamortized cost of products associated with ratable products and services revenues, which is based upon the actual cost of the hardware sold and is recognized over the economic life of the product.

Advertising Costs — The Company expenses advertising costs as incurred. The Company incurred advertising costs of $69,000, $81,000, and $37,000 during the years ended December 31, 2007, 2008 and 2009 which is included within sales and marketing expense on the consolidated statements of operations.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Property and Equipment — Property and equipment, including leasehold improvements, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three to five years. Internal test units are transferred from inventory at the stated cost and are amortized over the estimated service life of one year from the date of transfer. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the lease term.

Accounting for Internal-Use Computer Software — The Company capitalizes certain external and internal costs, including internal payroll costs, incurred in the connection with the development or acquisition of software for internal use. These costs are capitalized when the Company has entered the application development stage and ceases when the software is substantially complete and is ready for its intended use. The Company purchased and capitalized costs of $63,000 during the year ended December 31, 2009. The Company did not incur similar costs during the years ended December 31, 2007 and 2008. Software is amortized using the straight-line method over the estimated useful life of three years.

Impairment of Long-Lived Assets — The Company evaluates its long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. As of December 31, 2009, the Company has not written down any of its long-lived assets as a result of impairment.

Deferred Offering Costs — Deferred offering costs, consisting of legal, accounting and filing fees relating to the initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the effectiveness of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2009, the Company had capitalized $670,000 of deferred offering costs in prepaid expenses and other current assets on the consolidated balance sheet. No amounts were deferred as of December 31, 2008.

Warrant Liability — The Company accounts for its freestanding warrants for shares of the Company’s convertible preferred stock that are contingently redeemable as liabilities at fair value on the consolidated balance sheets because these warrants may obligate the Company to redeem these warrants at some point in the future. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the convertible preferred stock warrants, the completion of a deemed liquidation event, conversion of convertible preferred stock into common stock, or until holders of the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the portion of the warrant liability related to the convertible preferred stock warrants will be reclassified to additional paid-in capital.

Warrants to purchase shares of the Company’s common stock have also been issued and are outstanding as of December 31, 2009. Because some of the common stock warrants are potentially redeemable under certain change in control provisions and include certain variable terms outside of the control of the Company, these common stock warrants are also recorded as liabilities at fair value and are subject to remeasurement at each balance sheet date with any changes in fair value being recognized as a component of other income (expense), net on the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

event, or until redemption can no longer be triggered by a deemed liquidation event. At that time, the portion of the warrant liability related to the common stock warrants carried as liabilities will be reclassified to common stock or additional paid-in capital.

Income Taxes — As part of the process of preparing the Company’s consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company’s consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of the Company’s deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, the Company establishes a valuation allowance. Management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company recorded a full valuation allowance as of December 31, 2007, 2008 and 2009. Based on the available evidence, the Company believed it was more likely than not that it would not be able to utilize its deferred tax assets in the future. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of the valuation allowances. The Company makes estimates and judgments about its future taxable income that are based on assumptions that are consistent with its plans. Should the actual amounts differ from the Company’s estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

Stock-Based Compensation — Compensation costs related to employee stock options that were either granted or modified during the years ended December 31, 2007, 2008 and 2009 are based on the fair value of the awards on the date of grant or modification, net of estimated forfeitures. The Company determines the grant date fair value of the awards using the Black-Scholes option-pricing model. The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the respective option grants.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards also determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees is remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statement of operations during the period the related services are rendered.

Research and Development Costs — Research and development costs are expensed as incurred.

Software Development Costs — The costs to develop software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

Revenue Recognition — The Company’s networking communications products are integrated with software that is essential to the functionality of the equipment. As a result, the Company recognizes revenues in accordance with software revenue recognition rules. Further, the Company provides unspecified software

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

upgrades and enhancements related to the equipment through support agreements. The Company’s revenues are derived primarily from two sources: (i) products revenues, including hardware and software products, and (ii) related support and service revenues. Product support typically includes software updates on a when and if available basis, telephone and internet access to the Company’s technical support personnel and hardware support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period.

The Company recognizes revenues when all of the following have occurred: (1) the Company has entered into a legally binding arrangement with its customer; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. The sales prices for the Company’s products are typically considered to be fixed or determinable at the inception of an arrangement. Delivery is considered to have occurred when product title has transferred to its customer, when the service or training has been provided, when the software is delivered, or when the support period has lapsed. To the extent that agreements contain rights of return or acceptance provisions, revenues are deferred until the acceptance provisions or rights of return lapse.

The majority of the Company’s sales are generated through its distributors. Revenues from distributors with return rights are generally recognized when the distributor reports that the product has been sold through, provided that all other revenue recognition criteria have been met. The Company obtains sell-through information from these distributors. For transactions with all other distributors, the Company does not provide for rights of return and recognizes products revenues generally at the time of shipment, assuming all other revenue recognition criteria have been met.

The Company’s sales often involve multiple elements, such as sales of products that include support services. When a sale involves multiple elements, the recognition of the related revenues are determined based on whether the Company has attained vendor specific objective evidence (“VSOE”) of fair value for the support services being provided under the sale agreement. VSOE of fair value for support services is established when the support services are sold separately. The Company recognizes revenues using the residual method when a sale involves multiple elements and the Company has attained VSOE of fair value for the undelivered element. Under the residual method, the consideration equal to the VSOE of fair value of that element is deferred and the remaining portion of the contract fee is recognized as products revenues. If VSOE of fair value has not been established for the undelivered element in an agreement and the only undelivered element is support services, the revenues from the entire arrangement is recognized ratably over the period that the support is delivered, typically one year to three years. If VSOE of one or more undelivered elements has not been established, all revenues are deferred and recognized when delivery of those elements occur.

Prior to April 1, 2008, the Company allowed some customers to receive support services outside of the contractual terms. Accordingly, the Company deferred and recognized revenues on all transactions, except for transactions with one customer, ratably over the economic life of the product sold as the Company determined that this was the best estimate of the period of time over which the Company provided these support services. The one exception relates to a customer for which the Company established VSOE of fair value for the related support contracts during the year ended December 31, 2007. Accordingly, the Company began to account for these support contracts as separate elements from the hardware sales.

The Company estimated the economic life of the hardware to be three and a half years based on several factors such as: (1) the history of technology development of related products; (2) a Company-specific evaluation of product life cycles from both a sales and product development perspective; and (3) information on customer usage of the Company’s products.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

On April 1, 2008, the Company ceased providing support services outside of the contractual terms. As a result, the Company began recognizing ratable revenues from sales in which VSOE of fair value for the related support services had not been established over the contractual support period and not the three and a half year economic life of the product.

Also on April 1, 2008, the Company established VSOE of fair value for its support services to distributors. Accordingly, the Company recognizes revenues from sales to distributors after this date using the residual method, assuming all revenue recognition criteria are met. On January 1, 2009, the Company established VSOE of fair value for all its remaining support services. Accordingly, the Company recognizes revenues for other than support services for all sales made on and after January 1, 2009 using the residual method, assuming all revenue recognition criteria are met.

Revenues for support services are recognized on a straight-line basis over the support period, which typically ranges from one year to three years.

Shipping charges billed to customers are included in product revenues and the related shipping costs are included in costs of products revenues.

Accounts Receivable — Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and estimated sales returns and allowances. The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. Write-offs of accounts receivable to bad debt expense were approximately $6,000, $279,000 and $80,000 during the years ended December 31, 2007, 2008 and 2009.

Comprehensive Loss — Comprehensive loss is comprised of net loss and other comprehensive income (loss). For the Company, other comprehensive income (loss) includes foreign currency translation adjustments. Total comprehensive loss for all periods presented has been disclosed in the consolidated statements of convertible preferred stock and of stockholders’ deficit.

Warranty — The Company generally provides a one-year warranty on product sales and estimated warranty costs are recorded during the period of sale. The Company establishes warranty reserves based on estimates of product warranty return rates and expected costs to repair or to replace the products under warranty. The warranty provision is recorded as a component of costs of products revenues in the consolidated statements of operations.

Accrued warranty, which is included in accrued liabilities on the consolidated balance sheets, is summarized for the years ended December 31, 2007, 2008 and 2009 as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Accrued warranty balance — beginning of period	$273	$163	$172
Warranty costs incurred	(545)	(365)	(249)
Provision for warranty	435	374	271

Accrued warranty balance — end of period	$163	$172	$194

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Net Loss Per Share of Common Stock — The Company’s basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate the Company’s basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock, common stock subject to repurchase, warrants to purchase convertible preferred stock and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive.

The following table sets for the computation of the Company’s basic and diluted net loss per share of common stock during the years ended December 31, 2007, 2008 and 2009 (in thousands, except for share and per share amounts):

	Years ended December 31,
	2007	2008	2009
Net loss attributable to common stockholders	$(41,262)	$(26,821)	$(17,165)

Shares used in computing net loss per share of common stock, basic and diluted	2,226,978	4,344,058	4,943,911

Net loss per share of common stock, basic and diluted	$(18.53)	$(6.17)	$(3.47)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Years ended December 31,
	2007	2008	2009
Convertible preferred stock	65,951,169	65,951,169	141,832,095
Stock options to purchase common stock	14,315,465	14,095,576	28,474,503
Common stock subject to repurchase	1,220,442	144,519	91,665
Convertible preferred stock warrants	541,346	541,346	6,313,302
Common stock warrants	1,000,000	1,000,000	53,097,374

Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of convertible preferred stock as these amounts will be reclassified to additional paid-in capital upon a qualifying initial public offering of the Company’s common stock. The gains and losses resulting from remeasurements of the portion of the warrant liability related to warrants to purchase shares of common stock have not been removed from the pro forma basic and diluted net loss per share of common stock calculation because the liability classification of these warrants will not be impacted by a qualifying initial public offering of the Company’s common stock.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

The following table sets forth the computation of the Company’s pro forma basic and diluted net loss per share of common stock during the year ended December 31, 2009 (in thousands, except for share and per share amounts):

Year ended December 31, 2009

Net loss attributable to common stockholders	$(17,165)
Accretion on convertible preferred stock	(221)
Change in fair value of convertible preferred stock warrant liabilities	485

Net loss attributable to common stockholders used in computing pro forma net loss per share of common stock, basic and diluted	$(16,901)

Shares used in computing net loss per share of common stock, basic and diluted	4,943,911
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	141,832,095

Shares used in computing pro forma net loss per share of common stock, basic and diluted	146,776,006

Pro forma net loss per share of common stock, basic and diluted	$(0.12)

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (“VIE”), and requires ongoing assessment of whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The new accounting standard is effective January 1, 2010. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new accounting standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under these new accounting standards. Both standards will be effective for the Company in the first quarter of 2011. Early adoption is permitted. The Company is currently assessing the impact that the adoption of these standards will have on its consolidated financial statements.

In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measurements and provides clarification for existing disclosures requirements. Specifically, this amendment will require an entity to disclose separately the amounts of significant transfers in and out of Levels I and II fair value measurements and to describe the reasons for the transfers; and to disclose information about purchases, sales, issuances and settlements separately in the reconciliation for fair value measurements using significant unobservable inputs, or Level III inputs. This amendment clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

recurring and nonrecurring fair value measurements using Level II and Level III inputs. The adoption of this amendment will not impact the Company’s consolidated financial statements.

2. Inventory

Inventory as of December 31, 2008 and 2009 is as follows (in thousands):

	December 31, 2008	December 31, 2009
Finished goods	$3,191	$2,373
Channel inventory	391	460

Inventory	$3,582	$2,833

During the year ended December 31, 2007, the Company recognized a loss in the amount of $444,000 related to purchases of inventory in excess of salable amounts under noncancellable purchase obligations. There were no similar losses during the year ended December 31, 2008 or 2009.

3. Property and Equipment, net

Property and equipment, net as of December 31, 2008 and 2009 is as follows (in thousands):

	December 31, 2008	December 31, 2009
Computer equipment and software	$1,830	$2,018
Furniture and fixtures	78	78
Leasehold improvements	409	428

Total property and equipment	2,317	2,524
Less accumulated depreciation and amortization	(1,271)	(1,826)

Property and equipment, net	$1,046	$698

Depreciation and amortization expense was $282,000, $542,000, and $551,000 during the years ended December 31, 2007, 2008 and 2009.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

4. Accrued Liabilities

Accrued liabilities as of December 31, 2008 and 2009 consist of the following (in thousands):

	December 31, 2008	December 31, 2009
Accrued compensation and benefits	$1,476	$1,977
Accrued commissions	892	999
Accrued inventory	856	141
Returns reserve	—	386
Accrued professional service fees	236	650
Reserve for product warranty	172	194
Taxes payable	172	142
Accrued sales tax and internal use tax	139	27
Other liabilities	1,628	2,473

	$5,571	$6,989

5. Long-Term Debt

In January 2007, the Company entered into a debt agreement that provided the Company with up to $6.5 million in debt financing in the form of a loan of $1.5 million and a working capital line of credit of $5.0 million. In November 2007, this debt agreement was amended to increase the working capital line of credit from $5.0 million to $10.0 million and the Company also entered into a new term agreement to provide an additional loan of $15.0 million. All of the debt agreements are collateralized by all of the Company’s assets.

The $1.5 million loan borrowing bears interest at the lenders’ prime rate plus 2% per year and is repayable in 36 scheduled monthly installments beginning in March 2007. The average monthly payment for the $1.5 million loan is approximately $42,000 plus interest over the 36 month repayment period, and was $49,000 and $45,000 during the years ended December 31, 2008 and 2009. As of December 31, 2008 and 2009, the total amount outstanding under the $1.5 million loan was $583,000 and $83,000.

The $15.0 million loan borrowing bears interest at the greater of the lenders’ prime rate plus 3% per year, or 10.75% minimum, per year. The $15.0 million loan is repayable in 42 monthly installments beginning in January 2008, of which the first six monthly payments are interest only and the remaining 36 are for both principal and interest. The first six interest only payments during the year ended December 31, 2008 averaged $135,000 while the principal and interest payments during the remainder of the year ended December 31, 2008 totaled $490,000. The Company will continue to make monthly principal and interest payments on the $15.0 million loan in the amount of $490,000 for the remaining 30 months to be repaid subsequent to December 31, 2008. As of December 31, 2008 and 2009, the total amount outstanding under the $15.0 million borrowing was $12.8 million and $8.1 million.

The $1.5 million loan carries prepayment penalties in the amount of 3% of the outstanding principal balance if prepaid during the first 12 months of the repayment period, 2% if prepaid during the second 12 months of the repayment period, and 1% if prepaid during the final 12 month period during the repayment period. The $15.0 million loan carries prepayment penalties in the amount of 3% of the principal advanced if prepaid during the first 12 months of the repayment period, 2% if prepaid during the second 12 months of the repayment period, and 1% if prepaid during the final 12 month period during the repayment period.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

As of December 31, 2008, the line of credit bore interest at the greater of the lenders’ prime rate plus 2% per year, or 9.5% per year. The working capital line of credit was due to be repaid March 31, 2009; however, subsequent to December 31, 2008, the due date was extended to March 31, 2010, the amount of the line was reduced to $7.0 million and the interest rate was changed to prime plus 2.5%. As of December 31, 2008 and 2009, the total amount outstanding under the line of credit was $3.0 million and $6.2 million. As of December 31, 2008 and 2009, the Company had unused amounts under the line of credit in the amount of $7.0 million and $800,000.

In connection with these loan agreements in November 2007, the Company issued to the lender a warrant to purchase a total of 1,000,000 shares of the Company’s common stock. The warrant was exercisable upon issuance, has an exercise price of $0.64 per share, and expires at the earlier of November 2017 or upon the occurrence of an underwritten public offering of the Company’s common stock. Upon issuance, the relative fair value of the warrant was recorded as a debt discount on the consolidated balance sheet in the amount of $456,000. The debt discount is being amortized to interest expense over the repayment period for the loan. The amortization expense related to the debt discount for the bank borrowings was $36,000, $135,000 and $134,000 during the years ended December 31, 2007, 2008 and 2009. As of December 31, 2008 and 2009, the remaining unamortized amounts of the debt discounts were $285,000 and $151,000.

The scheduled principal payments for the Company’s long-term debt as of December 31, 2009 are as follows (in thousands):

Years ending December 31,	Debt
2010	$11,555
2011	2,851

Total	14,406
Less: unamortized discounts	(151)
Less: current portion	(11,447)

Noncurrent portion of debt	$2,808

Also, the loan agreements contain various covenants that limit the Company’s ability to obtain additional debt and acquire, merge or consolidate with other business organizations. As of December 31, 2009, the Company was in compliance with all of its loan covenants.

6. Convertible Promissory Notes from Related Parties

In June 2008, the Company entered into a convertible note purchase agreement with current investors in the Company. Under this agreement, the Company agreed to issue up to $12.7 million in convertible promissory notes to the investors. These convertible promissory notes could be issued at anytime within 60 days of the date of this agreement. As such, the Company issued $10.0 million in convertible promissory notes upon finalizing this agreement. In September 2008 after the 60 day period noted in the original agreement had lapsed, this convertible note purchase agreement was amended to allow the Company to issue another $1.0 million in convertible promissory notes. In December 2008, the notes were again amended to increase the amount of convertible promissory notes that were allowed to be issued under the agreement to $14.6 million.

These notes, which were collateralized by all of the Company’s assets, carried an interest rate of 8% per year and were originally due to mature 180 days after issuance unless the notes were converted prior to the due date. Principal and accrued interest outstanding were to automatically convert into shares of the convertible preferred stock issued in the Company’s next equity financing that produced gross proceeds to the Company of

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

greater than $20.0 million (including the conversion of the convertible promissory notes). These convertible promissory notes were to convert into preferred stock at a rate determined by dividing the total principal and accrued interest outstanding on the date of the qualified financing by the price per share paid for the preferred stock in the financing. As of December 31, 2008, the outstanding principal balance for the convertible promissory notes was approximately $11.0 million and the outstanding accrued interest was $450,000.

In connection with the execution of this convertible promissory note purchase agreement, the Company was required to issue warrants to purchase shares of the preferred stock issued in the next qualifying equity financing if these notes were converted. The warrants would be exercisable upon issuance and would expire at the earlier of a qualified underwritten public offering of the Company’s common stock, a sale or merger of the Company, or five years after the date of issuance. The exercise price for the warrants would equal the per share price paid for each share of preferred stock in the next qualified equity financing and the amount of shares underlying the warrants would be determined by dividing 20% of the outstanding principal for the convertible promissory notes by the exercise price of the warrants. However, the Company would not be required to issue any warrants if these convertible promissory notes were repaid upon maturing on the due date and, therefore, did not convert into preferred stock. As of December 31, 2008, the convertible promissory notes were still outstanding and, therefore, no warrants related to the convertible promissory note purchase agreement had been issued.

In January 2009, the Company amended the agreement related to the outstanding convertible promissory notes in order to extend the due date of the convertible promissory notes to March 2009. Also in January 2009, the Company issued an additional $3.2 million in convertible promissory notes under the same convertible promissory note agreement.

In March 2009, the Company raised approximately $15.0 million in exchange for the issuance of 21,358,707 shares of Series E convertible preferred stock and warrants to purchase 21,358,707 shares of common stock. In addition, the Company converted all outstanding convertible promissory notes in the amount of $14.2 million and $651,000 in related accrued interest in exchange for the issuance of 21,103,049 shares of Series E convertible preferred stock and warrants to purchase 21,103,049 shares of common stock. Also upon conversion of the convertible promissory notes in March 2009, the Company issued warrants to purchase 4,035,256 shares of Series E convertible preferred stock per the convertible promissory note purchase agreement.

7. Commitments and Contingencies

Operating Leases — The Company leases office space for its headquarters in Sunnyvale, California under a noncancelable operating lease that expires in 2011. In addition, the Company leases space for a research and development facility in Bangalore, India pursuant to a noncancelable operating lease that expires in October 2012. The Company also leases office space for sales offices in multiple locations around the world under noncancelable operating leases that expire at various dates through 2012. Rent expense related to these noncancelable operating leases was $1.1 million, $1.4 million, and $1.3 million during the years ended December 31, 2007, 2008 and 2009. Rent expense is recognized on a straight-line basis over the term of the lease. The aggregate future noncancelable minimum rental payments for the Company’s operating leases as of December 31, 2009 are as follows (in thousands):

Years ending December 31,	Operating Leases
2010	$1,010
2011	442
2012	246

Total	$1,698

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Original Design Manufacturer Commitments — The Company’s independent original design manufacturers (“ODMs”) procure components and build the Company’s products based on the Company’s forecasts. In order to reduce manufacturing lead times and ensure adequate component supply, the Company may issue purchase orders to some of its independent ODMs, which may not be cancelable. During the years ended December 31, 2007, 2008 and 2009, the Company purchased approximately $14.8 million, $11.7 million and $9.7 million from these independent ODMs. As of December 31, 2009, the Company had $3.9 million of open purchase orders with its independent ODMs that may not be cancelable.

Litigation — The Company is subject to various claims arising in the ordinary course of business. Although no assurance may be given, the Company believes that it is not presently a party to any litigation of which the outcome, if determined adversely, would individually or in the aggregate be reasonably expected to have a material and adverse effect on the business, operating results, cash flows or financial position of the Company.

During the year ended December 31, 2007, the Company accrued $105,000 as management’s best estimate of the probable loss related to an on-going lawsuit with a former employee. This lawsuit was settled during the year ended December 31, 2009 for $25,000 in cash payments in addition to the issuance of 95,400 shares of Series E convertible preferred stock and warrants to purchase 95,400 shares of common stock.

Third parties have from time to time claimed, and others may claim in the future that the Company has infringed their past, current or future intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in costly litigation, require expensive changes in the Company’s methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company’s business, operating results, cash flows and financial position.

Indemnifications — Under the indemnification provisions of the Company’s standard sales contracts, the Company agrees to defend its customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay any judgments entered on such claims. The exposure to the Company under these indemnification provisions is generally limited to the total amount paid by the customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no material claims under such indemnification provisions.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

8. Convertible Preferred Stock and Stockholders’ Deficit

Common Stock Reserved for Issuance — As of December 31, 2008 and 2009, the Company had reserved shares of common stock, on an as if converted basis, for issuance as follows:

	December 31, 2008	December 31, 2009
Issuance under stock option plan	16,626,359	31,028,886
Conversion of convertible preferred stock	65,951,169	141,832,095
Issuance upon exercise of convertible preferred stock warrants	541,346	6,313,302
Issuance upon exercise of common stock warrants	1,000,000	53,097,374

	84,118,874	232,271,657

Convertible Preferred Stock — In February 2006, the Company converted all of the 16,242,552 outstanding shares of Series B-1 convertible preferred stock into 16,242,552 shares of Series B convertible preferred stock (“Series B”). Simultaneously, the Company also issued 19,411,493 shares of Series C convertible preferred stock (“Series C”) for $1.29 per share and received total consideration of $25.0 million less issuance costs of $53,000.

In February 2007, the Company issued 15,367,227 shares of Series D convertible preferred stock (“Series D”) for $1.80 per share and received total consideration of $27.6 million less issuance costs of $89,000.

In March 2009, the Company raised $15.0 million in exchange for the issuance of 21,358,707 shares of Series E convertible preferred stock (“Series E”) and warrants to purchase 21,358,707 shares of common stock. In addition, the Company converted all outstanding convertible promissory notes in the amount of $14.2 million and $651,000 in related accrued interest into 21,103,049 shares of Series E, warrants to purchase 21,103,049 shares of common stock, and warrants to purchase 4,035,256 shares of Series E. As the conversion price exceeded the fair value per share of the underlying common stock on the transaction date, the Company determined that there was no beneficial conversion feature on the Series E.

In May and June 2009, the Company raised an additional $6.7 million in exchange for the issuance of 9,540,218 shares of the Series E and warrants to purchase 9,540,218 shares of common stock. In September 2009, the Company settled an ongoing lawsuit with a former employee in exchange for the issuance of 95,400 shares of Series E and warrants to purchase 95,400 shares of common stock.

Authorized and outstanding convertible preferred stock as of December 31, 2008 and 2009 was as follows (in thousands, except share data):

	December 31, 2008				December 31, 2009
	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Net Cash Proceeds	Liquidation Preference
Series A-1	6,914,142	6,914,142	$29,611	$—	6,914,142	6,914,142	$29,611	$—
Series B	16,783,898	16,242,552	11,867	41,700	16,783,898	16,242,552	11,867	41,700
Series C	19,411,493	19,411,493	24,947	25,000	19,411,493	19,411,493	24,947	25,000
Series D	15,367,227	15,367,227	27,511	27,600	15,367,227	15,367,227	27,511	27,600
Series E	—	—	—	—	60,000,000	52,097,374	34,802	43,902

Total	58,476,760	57,935,414	$93,936	$94,300	118,476,760	110,032,788	$128,738	$138,202

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Significant terms of Series A-1, B, C, D and E are as follows:

Liquidation Preference — In the event of any liquidation or winding-up of the Company, the holders of Series E are entitled to receive, prior to and in preference to any distribution to Series A-1, B, C, D and common stock, a liquidation preference of $0.84 per share, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of Series E, holders of Series D are entitled to receive, prior to and in preference to any distribution to Series A-1, B, C and common stock, a liquidation preference of $1.80 per share, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of Series E and D, holders of Series C are entitled to receive, prior to and in preference to any distribution to Series A-1, B and common stock, a liquidation preference of $1.29 per share, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of Series C, D and E, holders of Series B are entitled to receive, prior to and in preference to any distribution to Series A-1 and common stock, a liquidation preference of $2.57 per share, plus all declared but unpaid dividends over holders of common stock. After payment has been made to the holders of Series B, C, D and E, any remaining assets and funds shall be distributed pro rata to the holders of common stock and the holders of Series A-1, B, C, D and E until holders of Series A-1, B, C, D and E have received the applicable participation cap of $6.22, $1.11, $2.58, $3.59 and $1.26 per share, respectively. Thereafter, all remaining amounts go to the holders of common stock.

Conversion Rights — At any time after the date of issuance and at the option of the holder, each share of Series A-1, B, C, D and E is convertible into 2.29, 1.06, 1.30, 1.48 and 1.17 shares of common stock, subject to certain antidilution adjustments for common stock dividends and combinations or splits, and certain additional issuances of shares.

Automatic Conversion — The Series A-1, B, C, D and E will automatically convert into shares of common stock at the then effective conversion price upon the earliest to occur of (i) a closing of a qualified underwritten public offering of shares of common stock with proceeds to the Company of not less than $20.0 million and a public offering price of not less than $5.39; (ii) vote of at least a majority of the outstanding shares of Series A-1, B, C and D voting together as a single class on an as converted to common stock basis and at least 75% of the outstanding shares of Series E; (iii) completion of an equity financing with gross proceeds to the Company of at least $10.0 million and an offering price of at least $1.40 per share; or (iv) six months after the Company performs a reverse merger into a public entity.

In addition, each share of Series A-1 and B will automatically convert into shares of common stock at the then effective conversion price upon a vote of at least a majority of the holders of the Series A-1 and B, voting together as a single class on an as converted to common stock basis. Each share of Series C will automatically convert into shares of common stock at the then effective conversion price upon a vote of at least 75% of the holders of the Series C, voting as a separate series. Each share of Series D will automatically convert into shares of common stock at the then effective conversion price upon a vote of at least a majority of the holders of the Series D, voting as a separate series. Each share of Series E will automatically convert into shares of common stock at the then effective conversion price upon a vote of at least 75% of the holders of the Series E, voting as a separate.

Voting Rights — For all voting matters other than for the board of directors, the holders of each series of convertible preferred stock vote equally with shares of common stock on an as converted to common stock basis. The board of directors consists of eight members. Of these eight members, three members are elected by the holders of the Series A-1, voting as a separate series; one member is elected by the holders of the Series C, voting as a separate series; one member is elected by the holders of the Series D, voting as a separate series; and three members are elected by holders of common stock.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Dividend Rights — Each holder of the Series A-1, B, C, D and E is entitled to receive, out of any funds legally available, noncumulative dividends at the rate of $0.33, $0.06, $0.10, $0.14, $0.06 per share, respectively, per annum, payable in preference and priority to any payment of any dividends on common stock when and as declared by the board of directors.

Redemption Rights — None of the Series A-1, B, C, D or E is redeemable.

Penalty Provision — In the event that the Company has not completed an initial public offering of its common stock or a reverse merger into a public entity by March 31, 2010, the Company would be required to pay penalties in the amount of $600,000 to certain investors of Series E convertible preferred stock. If the Company has still not completed an initial public offering for its common stock or reverse merger into a public entity by April 15, 2010, the Company would be required to pay additional penalties in the amount of $600,000 and an additional $200,000 would be due each month beginning April 30, 2010 until the completion of an initial public offering for its common stock or a reverse merger into a public entity. The Company elected the fair value option for this provision and as of December 31, 2009, the Company estimated the potential liability to be $150,000 based on management’s best estimate of the probability that the Company would not meet the required deadlines. As a result, the Company accrued this amount within accrued liabilities on the consolidated balance sheet as of December 31, 2009. The Company may in its discretion pay up to 50% of these penalties with its equity securities.

Warrants for Convertible Preferred Stock

Series E

In connection with the convertible promissory notes discussed in Note 6, the Company issued warrants to purchase 4,035,256 shares of Series E. The Series E warrants are exercisable immediately, carry an exercise price equal to $0.70 per share, and expire upon the earlier of an underwritten initial public offering, sale or merger of the Company, or in 2014.

In June 2009, the Company issued a warrant to the placement agent in accordance with the completion of the Series E equity financing. The warrant is exercisable immediately and carries an exercise price equal to $0.70 per share. Upon exercise of the warrant, the placement agent will receive 475,587 shares of Series E and warrants to purchase 475,587 shares of common stock with exercise prices ranging from $0.75 to $0.90 per share. The warrant expires upon the earlier of an underwritten initial public offering, sale or merger of the Company, or in 2014.

The Company determined the fair value of the Series E warrants as of December 31, 2009 using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31, 2009
Dividend rate	0%
Risk-free interest rate	2.2%
Expected life (in years)	3.5
Expected volatility	64.2%

The relative fair value of the Series E warrants in the amount of $1.2 million was recorded in the consolidated balance sheet as a warrant liability upon issuance and, subsequently, the fair value of the Series E

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

warrants was remeasured to fair value. As of December 31, 2009, the warrant liability related to the Series E warrants was $2.0 million. The change in fair value of the warrants resulted in a charge to other income (expense), net in the amount of $815,000 during the year ended December 31, 2009. As of December 31, 2009, the Series E warrants had not been exercised and were still outstanding.

Series B

In September 2005, in connection with a borrowing arrangement with a venture lending company, the Company issued a warrant to purchase 541,346 shares of Series B. The Series B warrant is exerciseable immediately, carries an exercise price equal to $0.74 per share and a contractual term of seven years from the date of issuance. The Company determined the fair value of the Series B warrant as of December 31, 2007, 2008 and 2009 using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2007	2008	2009

Dividend rate	0%	0%	0%
Risk-free interest rate	3.5%	1.3%	1.7%
Expected life (in years)	4.8	3.8	2.8
Expected volatility	62.2%	62.2%	66.4%

The relative fair value of the Series B warrant of $503,000 was recorded in the consolidated balance sheets as a warrant liability and debt discount. The change in fair value of the warrant resulted in a gain through other income (expense), net in the amounts of $113,000, $69,000 and $330,000 during the years ended December 31, 2007, 2008 and 2009. As of December 31, 2009, the Series B warrant had not been exercised and was still outstanding. The related debt discount was amortized to interest expense over the life of the borrowing arrangement of approximately two years. During the year ended December 31, 2007, the remaining balance of the debt discount of $212,000 was recognized as interest expense. The fair value of the Series B warrant was $505,000 and $175,000 as of December 31, 2008 and 2009.

Series A-1

In connection with the Series A-1 offering during the year ended December 31, 2005, the Company issued warrants to purchase 72,242 shares of the Series A-1 with an exercise price of $3.87 per share. These Series A-1 warrants expired unexercised in January 2007. Prior to the expiration, the fair value of the Series A-1 warrants were recorded on the Company’s consolidated balance sheets as a warrant liability. The changes in the fair value of the Series A-1 warrants resulted in a gain through other income (expense), net in the amount of $1,000 during the year ended December 31, 2007. As of December 31, 2008 and 2009, the Series A-1 warrants were no longer outstanding.

Warrants for Common Stock — In connection with the bank borrowings in January and November 2007 discussed further in Note 5, the Company issued to the lender a warrant to purchase a total of 1,000,000 shares of the Company’s common stock. The common stock warrant was exercisable upon issuance, has an exercise price of $0.64 per share, and expires on the earlier of November 2017 or within three years following the occurrence of an underwritten public offering of the Company’s common stock. The Company estimated the total relative fair value of the warrant to be $456,000 upon issuance using the Black-Scholes option-pricing model with the following assumptions: 62.2% volatility, 10 year contractual life of the warrant, 0% dividend

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

yield, and 4.1% risk-free interest rate. The fair value of the common stock warrant was recorded through stockholders’ equity upon issuance. As of December 31, 2008 and 2009, the warrant had not been exercised and was still outstanding.

In connection with the convertible promissory notes discussed in Note 6 and the Series E financing discussed in Note 8, the Company issued warrants to purchase 52,097,374 shares of common stock that are exerciseable immediately, carry exercise prices ranging from $0.75 to $0.90 and expire upon the earlier of an underwritten initial public offering, sale or merger of the Company, or in 2014.

Because the common stock warrants are potentially redeemable for cash under certain change in control provisions and include certain variable terms outside of the control of the Company, the common stock warrants are recorded at fair value and are subject to remeasurement at each balance sheet date with any changes in fair value being recognized in other income (expense), net on the consolidated statements of operations. The Company determined the fair value of the common stock warrants during the year ended December 31, 2009 using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31, 2009
Dividend rate	0%
Risk-free interest rate	2.2%
Expected life (in years)	4.2
Expected volatility	62.6%

The relative fair value of the common stock warrants was recorded in the consolidated balance sheet as a warrant liability upon issuance and, subsequently, the fair value of the common stock warrants is remeasured to fair value. As of December 31, 2009, the warrant liability related to the common stock warrants was $16.7 million. The change in fair value of the warrants resulted in a charge through other income (expense), net in the amount of approximately $13.7 million during the year ended December 31, 2009. As of December 31, 2009, the common stock warrants had not been exercised and were still outstanding.

9. Stock Options

As of December 31, 2008 and 2009, the Company had one stock-based compensation plan, the 2002 Stock Incentive Plan (the “Plan”), which is discussed further below. The Company’s stock-based compensation expense was $292,000, $718,000 and $867,000 during the years ended December 31, 2007, 2008 and 2009. The total stock-based compensation expense consisted of stock-based compensation expense for stock options granted to employees of $262,000, $706,000 and $861,000 and nonemployees of $30,000, $12,000 and $6,000 for the years ended December 31, 2007, 2008 and 2009.

Stock Option Plan — During 2002, the Company adopted the Plan which allows for the granting of both incentive and nonstatutory stock options. Under the Plan, the Company may grant options to purchase up to 35,929,365 shares of common stock to employees, directors and service providers of the Company. Options granted under the Plan generally expire no later than ten years from the date of grant.

The exercise price of each incentive stock option granted to an employee shall be at least 110% of the fair market value of the underlying common stock on the date of grant if, on the grant date, the employee owns stock representing more than 10% of the voting power of all classes of the Company’s capital stock; otherwise,

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

the exercise price shall be at least 100% of the fair market value of the underlying common stock on the date of grant. The exercise price for each nonstatutory stock option granted to a service provider shall be at least 110% of the fair market value of the underlying common stock on the date of grant if, on the grant date, the service provider owns stock representing more than 10% of the voting power of all classes of the Company’s capital stock; otherwise, the exercise price shall be at least 85% of the fair market value of the underlying common stock on the date of grant. Generally, outstanding options vest over four years.

Stock Option Modification — During the year ended December 31, 2008, the Company’s board of directors re-priced stock options that were granted to employees during the year ended December 31, 2007 with an exercise price of $0.64 per share, thereby replacing these stock options on a one-for-one basis with new stock options that had a lower exercise price in the amount of $0.37 per share. Stock options for an aggregate of 1,410,000 shares of the Company’s common stock, including vested and unvested stock options, were exchanged by 11 of the Company’s employees. The vesting period of the re-priced stock options was reset; however, the new vesting period will no longer include a one-year cliff and will vest at a rate of 1/48th per month over the 48 month vesting period. The expiration dates of the new options will expire in October 2018. The re-pricing resulted in an incremental expense for the options of $67,000 which will be recognized with the unrecognized value of the original options over the vesting periods of re-priced options.

Employee Stock-Based Compensation Expense — The total employee stock-based compensation expense for the years ended December 31, 2007, 2008 and 2009 are recognized in the consolidated statements of operations as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Costs of revenue	$10	$62	$71
Research and development expenses	61	92	187
Sales and marketing expenses	158	365	312
General and administrative expenses	33	187	291

	$262	$706	$861

Determining Fair Value of Stock Options

The fair market value of each grant of stock options during the years ended December 31, 2007, 2008 and 2009 were determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model.

Expected Term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company used the simplified method to determine the expected term as provided by the Securities and Exchange Commission. The simplified method is calculated as the average of the time-to-vesting and the contractual life of the options. For other option grants, the expected term is derived from historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Expected Volatility — The expected volatility was based on the historical stock volatilities of several of the Company’s publicly listed peers over a period equal to the expected terms of the options as the Company did not have a sufficient trading history to use the volatility of its own common stock.

Fair Value of Common Stock — The fair value of the shares of common stock underlying the stock options has historically been determined by the board of directors. Because there has been no public market for the Company’s common stock, the board of directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors. The Company has not granted stock options with an exercise price that is less than the fair value of the underlying common stock as determined at the time of grant by the Company’s board of directors, with input from management. The fair value of the underlying common stock shall be determined by the board of directors until such time as the Company’s common stock is listed on an established stock exchange or national market system.

Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Dividend — The Company has never paid dividends and does not expect to pay dividends.

Forfeiture Rate — The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by the Company, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Summary of Assumptions — The fair value of each employee stock option was estimated at the date of grant using a Black-Scholes option-pricing model, with the following weighted-average assumptions for grants of options during the years ended December 31, 2007, 2008 and 2009:

	Years ended December 31,
	2007	2008	2009
Dividend rate	0%	0%	0%
Risk-free interest rate	4.1%	3.3%	3.0%
Expected term (in years)	6.3	6.2	6.1
Expected volatility	62.2%	62.2%	62.2%

The weighted-average grant date fair value of the Company’s stock options granted during the years ended December 31, 2007, 2008 and 2009 was $0.33, $0.17 and $0.30 per share. The aggregate grant date fair value of the Company’s stock options granted to employees for the years ended December 31, 2007, 2008 and 2009 was $2.3 million, $1.1 million and $5.0 million.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

A summary of the option activity under the Plan and changes for the years ended December 31, 2007, 2008 and 2009 is presented below:

	Shares Available for Grant	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Outstanding — January 1, 2007	1,574,211	11,701,313	$0.09	6.6	$590

Additional options authorized	6,887,815	—
Granted	(7,093,500)	7,093,500	0.53
Forfeited	1,250,997	(1,250,997)	0.12
Exercised	—	(3,228,351)	0.18

Outstanding — December 31, 2007	2,619,523	14,315,465	0.29	5.9	5,035

Granted	(4,257,000)	4,257,000	0.37
Repurchased	539,303	—
Forfeited	3,628,957	(3,628,957)	0.46
Exercised	—	(847,932)	0.17

Outstanding — December 31, 2008	2,530,783	14,095,576	0.28	7.6	1,940

Additional options authorized	14,900,000	—
Granted	(16,787,000)	16,787,000	0.59
Repurchased	8,907	—
Forfeited	1,901,693	(1,901,693)	0.47
Exercised	—	(506,380)	0.32

Outstanding — December 31, 2009	2,554,383	28,474,503	$0.45	8.4	$7,183

Vested and expected to vest — December 31, 2009		17,216,937	$0.38	7.9	$5,519
Vested — December 31, 2009		9,880,624	$0.24	6.7	$4,535

The aggregate intrinsic value of options exercised under the Plan was $712,000, $334,000 and $98,000 for the years ended December 31, 2007, 2008 and 2009, determined as of the date of option exercise.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Additional information regarding the Company’s stock options outstanding and vested as of December 31, 2009 is summarized below:

	Options Outstanding			Options Vested
Exercise Prices	Number of Stock Options Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price per Share	Shares Subject to Stock Options	Weighted-Average Exercise Price per Share
$0.07 - $0.15	6,275,376	5.9	$0.08	6,012,103	$0.08
$0.27 - $0.38	4,670,401	8.3	0.36	1,883,893	0.36
$0.60 - $1.00	17,528,726	9.4	0.60	1,984,628	0.63

$0.07 - $1.00	28,474,503	8.4	0.45	9,880,624	0.24

As of December 31, 2009, total compensation cost related to unvested stock-based awards granted to employees under the Plan, but not yet recognized, was $2.3 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted-average remaining period of 3.4 years and will be adjusted for subsequent changes in estimated forfeitures. Future option grants will increase the amount of compensation expense that will be recorded.

There was no capitalized stock-based compensation cost and there were no recognized stock-based compensation tax benefits during the years ended December 31, 2007, 2008 and 2009.

Common Stock Subject to Repurchase — The Company generally allows employees to exercise options prior to vesting. The Company has the right to repurchase these options at the original purchase price paid by the employee for any unvested (but issued) shares of common stock upon the termination of the employee. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability on the consolidated balance sheets. The shares and liability are reclassified into equity on a pro rata basis as the options vest. The shares subject to repurchase are not deemed to be issued for accounting purposes until those shares vest.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

The shares of common stock subject to repurchase issued pursuant to the exercise of options prior to vesting for the years ended December 31, 2007, 2008 and 2009 are as follows:

Shares
Shares subject to repurchase — January 1, 2007	14,345
Exercise of options prior to vesting	1,259,779
Vesting of options exercised early	(53,682)
Unvested shares repurchased	—

Shares subject to repurchase — December 31, 2007	1,220,442
Exercise of options prior to vesting	63,840
Vesting of options exercised early	(600,460)
Unvested shares repurchased	(539,303)

Shares subject to repurchase — December 31, 2008	144,519
Exercise of options prior to vesting	43,751
Vesting of options exercised early	(87,698)
Unvested shares repurchased	(8,907)

Shares subject to repurchase — December 31, 2009	91,665

The shares repurchased do not appear on the consolidated statements of convertible preferred stock and of stockholders’ deficit as the shares subject to repurchase have not vested and are not considered outstanding for accounting purposes.

Stock Option Activity for Nonemployees — During the years ended December 31, 2007, 2008 and 2009, the Company issued options to nonemployees for the purchase of 88,000, 30,000 and 0 shares of common stock in exchange for services. These options were issued with a range of exercise prices from $0.38 to $0.64 per share during the year ended December 31, 2007 and $0.37 per share during the year ended December 31, 2008. These options generally vest over four years. The Company accounts for these options as variable awards. The options were valued using the Black-Scholes option-pricing model using the remaining contractual term as the expected term.

Total stock-based compensation related to nonemployees amounted to $30,000, $12,000 and $6,000 for the years ended December 31, 2007, 2008 and 2009.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

10. Income Taxes

The Company’s loss before provision for income taxes for the years ended December 31, 2007, 2008 and 2009 is as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Domestic	$(41,611)	$(27,202)	$(17,995)
International	475	658	800

Loss before provision for income taxes	$(41,136)	$(26,544)	$(17,195)

The components of the provision for income taxes for the years ended December 31, 2007, 2008 and 2009 are as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Current:
Federal	$—	$(12)	$(14)
State	8	38	29
Foreign	52	183	176

Total current	60	209	191

Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$60	$209	$191

Net deferred tax assets as of December 31, 2008 and 2009 consist of the following (in thousands):

	December 31, 2008	December 31, 2009
Deferred tax assets:
Depreciation and amortization	$8,249	$9,924
Accruals and other	11,305	9,519
Research credits	3,563	3,277
Net operating loss carryforward	34,066	35,751

Gross deferred tax asset	57,183	58,471
Valuation allowance	(57,183)	(58,471)

Net deferred tax assets	$—	$—

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Reconciliations of the statutory federal income tax to the Company’s effective tax for the years ended December 31, 2007, 2008 and 2009 are as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Tax at statutory federal rate	$(13,986)	$(9,039)	$(5,846)
State tax — net of federal benefit	(2,141)	(1,256)	(972)
Nondeductible expenses	206	398	6,013
Foreign income rate differential	(170)	(233)	(253)
Foreign tax	52	183	176
Research and development credit	(580)	(582)	272
Other	(19)	198	(487)
Change in valuation allowance	16,698	10,540	1,288

Provision for income taxes	$60	$209	$191

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of December 31, 2008 and 2009 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

The valuation allowance increased by $16.7 million, $10.5 million and $1.3 million during the years ended December 31, 2007, 2008 and 2009.

As of December 31, 2009, the Company has federal net operating loss carryforwards of $91.8 million expiring beginning in 2023. As of December 31, 2009, the Company has state net operating loss carryforwards of $83.5 million, expiring beginning in 2010.

As of December 31, 2009, the Company has federal research credit carryovers of approximately $2.0 million expiring beginning in 2023. As of December 31, 2009, the Company has state research credit carryovers of $1.8 million which will carryforward indefinitely.

Internal Revenue Code section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by net operating carryforwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. The Company’s capitalization described herein may have resulted in such a change. Generally, after a control change, a loss corporation cannot deduct operating loss carryforwards in excess of the Section 382 Limitation. Management has not yet determined the impact such limitation may have on the utilization of its operating loss carryforwards against taxable income in future periods.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

Uncertain Tax Positions

Effective January 1, 2007, the Company adopted a new accounting standard that provides guidance on accounting for uncertainty in income taxes. The adoption had no effect on the Company’s consolidated financial statements. A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the years ended December 31, 2007, 2008 and 2009 is as follows (in thousands):

	Years ended December 31,
	2007	2008	2009
Unrecognized benefit — beginning of period	$797	$999	$1,272
Gross increases — current period tax positions	202	273	194

Unrecognized benefit — end of period	$999	$1,272	$1,466

The entire amount of the unrecognized tax benefits would impact our effective tax rate if recognized.

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and were immaterial. The Company files income tax returns in the United States, various states and certain foreign jurisdictions. The tax years 2005 through 2008 remain open in most jurisdictions. The Company is not currently under examination by income tax authorities in federal, state or other foreign jurisdiction.

11. Employee Benefit Plan

The Company has established a 401(k) tax-deferred savings plan (the “401(k) Plan”) which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan and has made no contributions to the 401(k) Plan since inception.

12. Related-Party Transactions

The Company has a reseller in Japan that is a related party. This reseller owns 388,230 shares of the Company’s Series C. The total revenue from this related party amounted to $1.3 million, $2.4 million and $1.8 million for years ended December 31, 2007, 2008 and 2009. Accounts receivable from the reseller were $160,000 and $37,000 as of December 31, 2007, 2008 and 2009.

The Company has a distributor in Japan that is a related party. This distributor owns 1,708,696 shares of the Company’s Series E. The total revenue from this related party amounted to $0, $571,000 and $409,000 for years ended December 31, 2007, 2008 and 2009. Accounts receivable from this distributor were $35,000 and $462,000 as of December 31, 2008 and 2009.

As discussed further in Note 6, the Company entered into a convertible note purchase agreement with current investors in the Company in June 2008. Under this agreement, the Company sold approximately $11.0 million in convertible promissory notes to the investors during the year ended December 31, 2008. In January 2009, the Company issued an additional $3.2 million in convertible promissory notes under the same convertible promissory note agreement. Principal and accrued interest was convertible into shares of the Series E at a rate determined by dividing the total principal and accrued interest outstanding on the date of the qualified financing by the price per share paid for the convertible preferred stock in the financing. There were multiple investors involved with the acquisition of the convertible promissory notes and as of December 31, 2008, prior to the conversion of the notes in March 2009, these combined investors owned 51,274,828, or approximately 64%, of the outstanding shares of the Company’s capital stock, ranging from 16% for the largest owner to 5% for the smallest in this group consisting of six current investors. In March 2009, upon issuance of Series E, the Company

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

converted all outstanding convertible promissory notes in the amount of $14.2 million and $651,000 in related accrued interest into 21,103,049 shares of Series E and warrants to purchase 21,103,049 shares of common stock. Also upon conversion of the convertible promissory notes in March 2009, the Company issued warrants to purchase 4,035,256 shares of Series E per the convertible promissory note purchase agreement.

13. Information about Geographic Areas

The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reporting segment and operating unit structure which is the development and marketing of wireless infrastructure solutions.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue by geographic area (in thousands):

Revenues

	Years ended December 31,
	2007	2008	2009
Americas	$13,133	$39,918	$52,045
EMEA	965	9,623	12,979
Asia Pacific	1,862	5,111	4,470

Total	$15,960	$54,652	$69,494

The Americas’ revenues in the table above includes revenues from customers in the United States of $13.1 million, $38.6 million and $49.8 million in the years ended December 31, 2007, 2008 and 2009.

The following table sets forth long-lived assets by geographic area (in thousands):

Long-Lived Assets

	December 31, 2008	December 31, 2009
United States	$1,005	$642
India	36	54
Japan	5	2

Total	$1,046	$698

14. Subsequent Events

In January 2010, the Company granted options to purchase 2,118,500 shares of common stock with an exercise price of $0.70 per share.

MERU NETWORKS, INC.

Notes To Consolidated Financial Statements—(Continued)

Years Ended December 31, 2007, 2008 and 2009

In February 2010, the Company increased the number of shares authorized for its 2002 Stock Incentive Plan by 6,000,000 shares.

In February 2010, the Company granted options to purchase 5,319,000 shares of common stock with an exercise price of $0.70 per share. These grants include 2,287,500 stock options granted to members of management which vest upon the attainment of certain financial performance targets.

* * * * * *

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Years Ended December 31,
	2007	2008	2009
	(in thousands)
Allowance for Doubtful Accounts:
Beginning balance	$94	$100	$368
Charged to costs and expenses	6	279	80
Bad debt write-offs	—	(11)	(18)

Ending balance	$100	$368	$430

             Shares

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Baird

Cowen and Company

JMP Securities

ThinkEquity LLC

                    , 2010

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee		$4,813
Financial Industry Regulatory Authority filing fee		9,125
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent’s fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the Registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the Registrant, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s amended and restated bylaws, attached as Exhibit 3.(ii)(2) hereto, provide that the Registrant shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law. In addition, the Registrant has entered into separate indemnification agreements, attached as Exhibit 10.1 hereto, with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15.	Recent Sales of Unregistered Securities

From January 1, 2007 to December 31, 2009, we granted to our directors, officers, employees and consultants options to purchase 28,137,500 shares of common stock with per share exercise prices ranging from $0.27 to $1.00 under our Stock Plan. The sales of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

On various dates between January 1, 2007 and December 31, 2007, we sold an aggregate of 3,228,351 shares of common stock to our directors, officers, employees and consultants, pursuant to the exercise of options granted under our Stock Plan. The average exercise price per share was $0.18 per share, for aggregate cash consideration of $0.6 million. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

On various dates between January 1, 2008 and December 31, 2008, we sold an aggregate of 847,932 shares of common stock to our directors, officers, employees and consultants, pursuant to the exercise of options granted under our Stock Plan. The average exercise price per share was $0.17 per share, for aggregate cash consideration of $0.1 million. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

On various dates between January 1, 2009 and December 31, 2009, we sold an aggregate of 506,380 shares of common stock to our directors, officers, employees and consultants, pursuant to the exercise of options granted under our Stock Plan. The average exercise price per share was $0.29 per share, for aggregate cash consideration of $0.2 million. The issuance and sale of such shares was effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 701 promulgated under Section 3(b) of the Securities Act.

On February 13, 2007 we sold an aggregate of 15,367,227 shares of Series D convertible preferred stock to 17 accredited investors in exchange for an aggregate of $27.6 million in cash proceeds. The sale of such shares were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of the Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act. Appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

In June 2008 we entered into a convertible note and warrant purchase agreement, as amended, whereby we sold a total of $14.2 million in convertible promissory notes, which converted into 21,103,049 shares of Series E convertible preferred stock as part of the Series E financing plus interest of $0.7 million, and warrants to purchase up to 4,035,256 shares of Series E convertible preferred stock to accredited investors between June 2008 and February 2009. The sale of such securities were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of the Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act. Appropriate legends were affixed to the instruments issued in these transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

On various dates between March 12, 2009 and September 30, 2009 we sold an aggregate of 30,994,325 shares of Series E convertible preferred stock and Class A Warrants and Class B Warrants to purchase an aggregate of 30,994,325 shares of common stock to 64 accredited and qualified investors in exchange for an aggregate of $21.7 million in cash proceeds. The sale of such shares were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of the Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act. Appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

On June 9, 2009 we issued a warrant to purchase up to 475,587 shares of Series E convertible preferred stock to Rutberg & Co., an accredited investor, in exchange for services performed pursuant to an engagement letter between Meru and Rutberg & Co. Upon exercise of all or a portion of the above-mentioned warrant, Rutberg & Co., will also receive a Class A Warrant and a Class B Warrant to purchase up to 475,587 shares of common stock. The sale of such securities were effected without registration under the Securities Act in reliance on the exemption from registration provided under Rule 506 of the Regulation D promulgated under the Securities Act and under Section 4(2) of the Securities Act. Appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with the registrant, to information about the registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1(a)+	Amended and Restated Certificate of Incorporation of Registrant, and amendments thereto

3.1(b)*	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering

3.2(a)+	Bylaws of Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

Exhibit Number	Description

4.2*	Amended and Restated Registration Rights Agreement between the Registrant and certain investors.

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2+	2002 Stock Incentive Plan and form of agreements thereunder

10.3*	2010 Stock Incentive Plan and form of agreements thereunder

10.5+	Term Loan and Security Agreement dated as of November 30, 2007 between Registrant and Silicon Valley Bank and the modifications related thereto.

10.7+	Sublease Agreement, dated April 20, 2007 for 894 Ross Drive, Sunnyvale, California

10.8†	Atheros Technology License Agreement by and between Atheros Communications Inc. and the Registrant effective August 7, 2009.

10.9	Form of Change of Control Agreement.

21.1+	List of Subsidiaries

23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1+	Power of Attorney (see page II-6 to this Registration Statement on Form S-1)

*	To be filed by amendment
+	Previously Filed
†	Confidential treatment requested

(b)	Financial Statement Schedules.

Financial statement schedule II is included on page F-38. All other schedules are omitted because they are not required, or not applicable or the information is included in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on the 9th day of March, 2010.

MERU NETWORKS, INC.

By	/S/ IHAB ABU-HAKIMA
Ihab Abu-Hakima President, Chief Executive Officer and Director

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ IHAB ABU-HAKIMA Ihab Abu-Hakima	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2010

/S/ BRETT WHITE Brett White	Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2010

* Vaduvur Bharghavan	Director	March 9, 2010

Harold Copperman	Director

* Thomas Erickson	Director	March 9, 2010

Charles Kissner	Director

* Nicholas Mitsakos	Director	March 9, 2010

* Barry Newman	Director	March 9, 2010

* William Quigley	Director	March 9, 2010

* Andre Turenne	Director	March 9, 2010

*By:	/S/ IHAB ABU-HAKIMA
Ihab Abu-Hakima
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1(a)+	Amended and Restated Certificate of Incorporation of Registrant, and amendments thereto

3.1(b)*	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering

3.2(a)+	Bylaws of Registrant, as amended

3.2(b)*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering

4.1*	Form of Common Stock Certificate

4.2*	Amended and Restated Registration Rights Agreement between the Registrant and certain investors.

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP

10.1*	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2+	2002 Stock Incentive Plan and form of agreements thereunder

10.3*	2010 Stock Incentive Plan and form of agreements thereunder

10.5+	Term Loan and Security Agreement dated as of November 30, 2007 between Registrant and Silicon Valley Bank and the modifications related thereto.

10.7+	Sublease Agreement, dated April 20, 2007 for 894 Ross Drive, Sunnyvale, California

10.8†	Atheros Technology License Agreement by and between Atheros Communications, Inc. and the Registrant effective August 7, 2009.

10.9	Form of Change of Control Agreement.

21.1+	List of Subsidiaries

23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)

24.1+	Power of Attorney (see page II-6 to this Registration Statement on Form S-1)

*	To be filed by amendment
+	Previously Filed
†	Confidential treatment requested